                                2,202,000 Shares

                           MARKS BROS. JEWELERS LOGO
                                  COMMON STOCK

     Of the 2,202,000 shares of Common Stock offered hereby, 1,100,000 shares are being offered by Marks Bros. Jewelers, Inc. (the "Company") and 1,102,000 shares are being offered by certain stockholders (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares of Common Stock being offered hereby by the Selling Stockholders. See "Principal and Selling Stockholders."

     The Common Stock is quoted on the Nasdaq National Market under the symbol "MBJI." The last sale price of the Common Stock as reported on the Nasdaq National Market on October 31, 1996 was $23.25. See "Price Range of Common Stock."

      SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                         ------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

                                         Underwriting                         Proceeds to
                           Price to      Discounts and      Proceeds to         Selling
                            Public       Commissions(1)      Company(2)      Stockholders
------------------------------------------------------------------------------------------
Per Share.............      $22.25           $1.11           $21.14            $21.14
Total(3)..............    $48,994,500     $2,444,220       $23,254,000       $23,296,280
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting offering expenses payable by the Company, including certain expenses of the Selling Stockholders, estimated at $800,000.

(3) The Company and certain of the Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 330,300 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $56,343,675, the Underwriting Discounts and Commissions will total $2,810,853, the Proceeds to Company will total $26,742,100, and the Proceeds to Selling Stockholders will total $26,790,722. See "Principal and Selling Stockholders" and "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any orders in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or about November 6, 1996.

                         ------------------------------

MONTGOMERY SECURITIES                                    WILLIAM BLAIR & COMPANY

                                November 1, 1996

                           MARKS BROS. JEWELERS LOGO

WHITEHALL LOGO                                                    LUNDSTROM LOGO

                           [MAP OF STORE LOCATIONS]

  -----------------------               - = Stores as of 1995 Fiscal Year End
  Whitehall Stores    123
  Lundstrom Stores     35               * = Stores opened or scheduled to open
  Marks Bros. Stores    5                   during Fiscal 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS AND CERTAIN SELLING GROUP MEMBERS OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                       Photo of Lundstrom Jewelers Store

                          Photo of Whitehall Co. Store

                          Photo of Whitehall Co. Store

                     Photo of Whitehall Co. Window display

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. The Company's fiscal year ends on January 31. References to fiscal years by date refer to the fiscal year beginning February 1 of that calendar year; for example, "fiscal 1995" began on February 1, 1995 and ended on January 31, 1996. Certain statements in this Prospectus (including this Prospectus Summary) constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Litigation Reform Act"). See "Special Note Regarding Forward-Looking Statements."

                                  THE COMPANY

     Marks Bros. Jewelers, Inc. (the "Company") is a leading, national specialty retailer of fine jewelry, operating 163 stores in 24 states. Founded in 1895, the Company operates stores in regional and super-regional shopping malls under the names Whitehall Co. Jewellers(R) (123 stores), Lundstrom Jewelers(R) (35 stores) and Marks Bros. Jewelers(TM) (5 stores). The Company offers at competitive prices an in-depth selection of fine jewelry in the following key categories: diamond, gold, precious and semi-precious jewelry. The Company's target customers are middle to upper middle income women over 25 years old. Central to the Company's growth in operating profits and its high store productivity are its small but flexible store format, the absence of recourse credit risk, its strong sales culture, and its operating efficiencies at both the store and corporate levels.

     From fiscal 1991 to fiscal 1995, the Company's net sales grew at a compound annual rate of 14.3%, from $76.7 million to $131.0 million, while income from operations grew at a compound annual rate of 30.2%, from $5.4 million to $15.4 million. The Company's growth during this period is attributable to (i) new store openings, which resulted in an increase in the number of stores from 111 to 146 stores, (ii) higher store productivity, as average annual sales per store increased from $699,000 to $936,000, and (iii) improved operating efficiencies, which resulted in an increase in the Company's operating margin from 7.0% to 11.8%. For the six months ended July 31, 1996, the Company's net sales increased by 23.8% as compared to net sales in the first six months of fiscal 1995, and operating margin improved from 7.0% to 8.5%.

     The Company believes it has significant opportunities to increase sales and profitability through an increased number of planned store openings, the implementation of several new sales and merchandising programs designed to produce comparable store sales growth, and continued adherence to its strict operating standards regarding performance of sales personnel, store profitability and cost control.

     The key elements of the Company's multi-faceted operating strategy are as follows:

  - Small, Flexible Store Format in Regional Malls. The Company believes it has a competitive advantage in obtaining high traffic, "center court" locations in desirable regional and super-regional malls due principally to (i) its small average store size of approximately 790 square feet, which, while considerably smaller than the average store size of most of the Company's competitors, generates comparable sales volumes, (ii) its ability to adapt its store design to various sizes and configurations, and (iii) its high average annual sales per square foot (approximately $1,200 in fiscal 1995). Over two-thirds of the Company's stores are located in high traffic, "center court" locations. The stores' small, flexible format (which lowers the Company's fixed occupancy costs) and high productivity are desirable to mall owners.

  - Absence of Recourse Credit Risk. The Company operates based upon a "no credit risk" policy. When purchasing on credit, customers must use their personal credit cards, the Company's private label credit card (which is available through a third party and is non-recourse to the Company), or other non-recourse third party credit arrangements. The Company's strict credit policy eliminates its credit risk associated with the customer's failure to pay. This policy also distinguishes the Company from most of its competitors, which not only bear such credit risk, but also rely on finance income in addition to merchandise sales.

  - Motivated, Sales-Oriented Store Personnel. The primary responsibility of store sales personnel is selling to customers. Most non-sales activities are largely centralized. Incentive compensation and bonus programs reinforce sales and margin goals on a daily, weekly and monthly basis. The Company continually seeks to enhance the selling skills of its sales associates through recruitment of experienced sales personnel and extensive, ongoing training programs.

  - Differentiated Merchandising. The Company offers an in-depth selection of merchandise in several key categories of fine jewelry: diamond, gold, precious and semi-precious jewelry. This "key category" focus is oriented to the Company's target customer, the middle to upper middle income woman. Unlike many of its competitors, the Company carries only a limited selection of watches and virtually no costume jewelry or gift merchandise.

  - Strict Operating Controls. The Company emphasizes high performance standards, backed by strong incentive programs. Adherence to these standards in the areas of store site selection, sales targets, store profitability and cost control is fundamental to the Company's success.

                              RECENT DEVELOPMENTS

     Strong Operating Performance. The Company's 23.8% increase in net sales for the first six months of fiscal 1996 was driven by a comparable store sales increase of 13.4% and the strong performance of recently opened stores. Operating margin increased 150 basis points to 8.5% for the first six months of fiscal 1996 from 7.0% over the prior year period, and pro forma net income per share increased to $0.18 from $0.05. Store sales productivity continued to increase, as average store sales grew to $972,000 per store ($1,224 per square foot) for the 12 months ended July 31, 1996, from average store sales of $936,000 ($1,187 per square foot) for fiscal 1995. For the first two months of the third quarter of fiscal 1996, comparable store sales increased by 7.8% on top of a 15.9% comparable store sales increase in the corresponding prior year period.

     Acceleration of Expansion Program. As of October 31, 1996, the Company has opened 18 new stores and plans to open one additional store for a total of 19 new stores by the end of fiscal 1996, compared to the 18 originally planned. As a result of this offering, the Company plans to accelerate its store expansion program to 28 stores scheduled for fiscal 1997 (compared to the 23 originally planned) and already has executed leases for 11 of these locations. The Company intends to open a total of approximately 60 new stores in fiscal 1997 and 1998 combined.

     Strengthening of Capital Structure. To facilitate its continuing expansion, the Company intends to use proceeds from this offering to strengthen its capital structure, retire $8.0 million of principal amount of its 15% subordinated notes and pay down other outstanding borrowings.

                                  THE OFFERING

Common Stock Offered by the Company.........................   1,100,000 shares
Common Stock Offered by the Selling Stockholders............   1,102,000 shares
Common Stock to be Outstanding Immediately After the
  Offering..................................................   9,604,250 shares(1)
Use of Proceeds.............................................   To reduce indebtedness,
                                                               accelerate new store openings
                                                               and for working capital and
                                                               other general corporate
                                                               purposes.
Nasdaq National Market Symbol...............................   MBJI

------------------------------

(1) Excludes 1,163,476 shares of Common Stock subject to outstanding stock options at a weighted average exercise price of $9.54 per share, of which 421,760 are currently exercisable at a weighted average exercise price of $0.95 per share. See "Management -- Stock Plans."

                      SUMMARY FINANCIAL AND OPERATING DATA
      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

                                                       YEAR ENDED JANUARY 31,                       SIX MONTHS ENDED JULY 31,
                                     -----------------------------------------------------------    --------------------------
                                       1992        1993        1994        1995         1996           1995           1996
                                     --------    --------    --------    --------    -----------    -----------    -----------
                                                                                                           (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales......................... $ 76,749    $ 88,141    $ 91,106    $106,683       $131,022        $52,074        $64,466
  Gross profit......................   31,143      36,035      36,595      42,460         53,300         20,115         25,840
  Income from operations............    5,362       8,064       8,255      11,712         15,413          3,657          5,455
  Interest expense..................    9,397       7,821       8,920      10,594         12,314          6,017          4,557
  ESOP compensation expense.........       --       3,800         511         547             --            295             --
  Income (loss) from continuing
    operations before income tax....  (17,157)     (3,557)     (1,176)        571          2,048         (2,655)           898
  Net income (loss)(1)(2)(3)........ $(24,454)   $ (3,557)   $ (7,002)   $    571       $ 16,972        $(2,655)       $11,712
SUPPLEMENTAL PRO FORMA STATEMENT OF
  OPERATIONS DATA(4): (UNAUDITED)
  Net sales.........................                                                    $131,022        $52,074        $64,466
  Income from operations............                                                      15,413          3,657          5,455
  Interest expense..................                                                       3,282          1,585          1,672
  Net income........................                                                       7,002          1,243          2,270
  Net income per share..............                                                    $   0.70        $  0.12        $  0.22
  Weighted average number of
    common shares and common share
    equivalents outstanding(5)......                                                  10,001,306     10,007,701     10,164,668
SELECTED OPERATING DATA:
  Stores open at end of period......      111         113         122         131            146            143            155
  Average net sales per store(6).... $699,000    $784,000    $791,000    $836,000       $936,000
  Average net sales per gross square
    foot(7)......................... $    883    $  1,008    $  1,013    $  1,068       $  1,187
  Average merchandise sale..........             $    192    $    210    $    229        $   245         $  253         $  262
  Comparable store sales increase
    (decrease)(8)...................      0.4%       12.5%       (0.5)%       7.6%          11.0%          11.8%          13.4%

                                                                                                   JULY 31, 1996
                                                                                             -------------------------
                                                                                             ACTUAL     AS ADJUSTED(9)
                                                                                             -------    --------------
BALANCE SHEET DATA:
  Working capital.........................................................................   $15,030       $ 15,101
  Total assets............................................................................    75,300         75,144
  Total debt..............................................................................    43,532         21,919
  Stockholders' equity....................................................................     4,395         25,852

------------------------------

(1) The Company sold its direct marketing division as of January 31, 1992. In connection with this disposition, the Company recorded a $7.3 million loss in the year ended January 31, 1992 on the sale of the discontinued operations and a $2.7 million gain in the year ended January 31, 1994 upon its receipt of the deferred proceeds from the sale.

(2) Net loss for the year ended January 31, 1994 reflects a charge for the cumulative effect of the Company's change in accounting in the amount of $8.5 million to adopt AICPA SOP 93-6 for the recognition of compensation expense on shares allocated to the ESOP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Background" and
    Note 5 of Notes to Financial Statements.

(3) Net income for the year ended January 31, 1996 reflects an income tax benefit of $14.9 million, resulting from the reversal of the Company's deferred tax valuation allowance and recognition of a corresponding net deferred tax asset. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Background" and Note 6 of Notes to Financial Statements.

(4) Supplemental pro forma statement of operations data reflect (i) the Company's initial public offering (the "IPO") and recapitalization in May 1996 (see "The Company"); (ii) the issuance of 1,100,000 shares of Common Stock offered hereby (the "Offering") and the anticipated use of the estimated net proceeds therefrom; and (iii) the application of a tax provision (assuming a statutory rate of 40%) to the pro forma net income from continuing operations, as if each such transaction occurred on the first day of the period presented.

(5) The pro forma weighted average number of common shares and common share equivalents outstanding for the year ended January 31, 1996, and the six months ended July 31, 1995 and July 31, 1996, respectively, consisted of (i) 9,604,267, 9,610,662 and 9,604,250 shares of Common Stock outstanding (including 3,269,500 shares of Common Stock issued in the IPO and 1,100,000 shares of Common Stock offered hereby); (ii) 3,588, 3,588 and 3,213 common share equivalents relating to Class B Common Stock; (iii) 393,451, 393,451 and 402,358 common share equivalents relating to the Company's 1995 incentive stock option plan and (iv) -0-, -0- and 222,654 common share equivalents relating to the Company's 1996 incentive stock option plan.

(6) Average net sales per store represents the total net sales for stores open for a full fiscal year divided by the total number of such stores.

(7) Average net sales per gross square foot represents total net sales for stores open for a full fiscal year divided by the total gross square feet of such stores.

(8) A store becomes comparable after it has been open for 12 full months.

(9) As adjusted to give effect to (i) the Offering; (ii) the receipt of $0.1 million in proceeds to the Company from the exercise of stock options in connection with the Offering; and (iii) the anticipated use of proceeds from the Offering (including a $0.96 million ($0.58 million net of tax) prepayment premium in connection with the redemption of subordinated debt and a non-cash extraordinary charge of $0.9 million ($0.5 million net of tax) relating to the write-off of deferred financing costs). See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby. Certain statements in "Risk Factors" constitute "forward-looking statements" within the meaning of the Litigation Reform Act. See "Special Note Regarding Forward-Looking Statements."

EXPANSION PROGRAM

     The growth of the Company's net sales and earnings will depend to a significant degree on the Company's ability to expand its operations through the opening of new stores in existing and new markets and to operate those stores profitably. The results achieved by new stores may vary substantially. The Company currently operates 163 stores in 24 states and plans to open a total of 19 new stores in fiscal 1996 (including 18 which have already been opened) compared to 15 new stores in fiscal 1995. The Company is increasing its planned store openings to 28 from 23 for fiscal 1997 and to a total of approximately 60 for fiscal 1997 and 1998 combined, contingent upon the completion of the Offering. The cost of opening a new store on average is approximately $550,000, including inventory, capital expenditures and pre-opening expenses. The Company expects to fund the opening of new stores with cash flow from operating activities and borrowings under its bank facility. Achieving the Company's expansion goals will depend on a number of factors, including the Company's ability to secure suitable locations on acceptable terms, open new stores in a timely manner, hire and train additional store and supervisory personnel, and integrate new stores into its operations on a profitable basis. Furthermore, the Company will continually need to evaluate the adequacy of its store management and systems to manage its planned expansion. The Company anticipates that there will continue to be significant competition among specialty retailers for desirable store sites and qualified personnel. There can be no assurance that the Company will be able to open and operate new stores on a timely and profitable basis. See "Business -- Operating Strategies" and "Business -- Growth Strategies."

     If the Company expands more rapidly than its current plans anticipate, or if the Company fails to generate sufficient cash flow, it may require additional capital (in addition to the proceeds of the Offering) in order to finance its expansion. There can be no assurance as to the future availability of additional financing or the terms thereof. Failure to obtain such financing on acceptable terms could require the Company to alter its expansion plans or otherwise adversely affect the Company. A change in the Company's expansion plans could have a material adverse effect on the Company's results of operations or financial condition.

FLUCTUATIONS IN COMPARABLE STORE SALES RESULTS

     A variety of factors affect the Company's comparable store sales results, including economic conditions, the retail sales environment, the availability and cost of credit from third party credit providers, the results of its merchandising strategies, and the Company's ability to otherwise execute its business strategy. The Company experienced an 11.0% comparable store sales increase in fiscal 1995 and a 13.4% comparable store sales increase for the first six months of fiscal 1996. The Company does not expect comparable store sales to increase at such rates in the future, and there can be no assurance that the Company will continue to achieve comparable store sales gains. The Company's comparable store sales results could cause the price of the Common Stock to fluctuate substantially. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VARIABILITY OF QUARTERLY RESULTS AND SEASONALITY

     The Company's business is highly seasonal, with a significant portion of its sales and most of its income generated during the fourth fiscal quarter ending January 31. Sales in the fourth quarters of fiscal 1995 and 1994 accounted for 39.1% and 40.2%, respectively, of annual sales for such fiscal years. Income from operations for the fourth quarters of fiscal 1995 and 1994 accounted for 64.6% and 75.5%, respectively, of annual income from operations for such fiscal years. The Company has historically experienced lower net sales in each of its first three fiscal quarters and expects this trend to continue for the foreseeable future. The Company has from time to time experienced net losses in one or more of its first three fiscal quarters. The

Company expects to continue to experience fluctuations in its net sales and net income due to a variety of factors. A shortfall in results for the fourth quarter of any fiscal year could have a material adverse effect on the Company's annual results of operations. The Company's quarterly results of operations also may fluctuate significantly as a result of a variety of factors, including the timing of new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, timing of certain holidays, changes in the Company's merchandise, general economic, industry and weather conditions that affect consumer spending, and actions of competitors. "See Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results."

LEVERAGE

     The Company will remain substantially leveraged following the Offering. The Company's debt as of July 31, 1996 would have been approximately 46% of its total debt and stockholders' equity, calculated on an as-adjusted basis after giving effect to the Offering and the anticipated use of net proceeds generated thereby. As of such date, the Company's stockholders' equity, calculated on such an as-adjusted basis, would have been approximately $25.9 million. The Company's ratio of earnings to fixed charges for fiscal 1995, on a pro forma basis to give effect to the IPO and the related recapitalization and as so adjusted to give effect to the Offering, was approximately 2.9x. See "The Company."

     The degree to which the Company is leveraged could have important consequences to the holders of the Common Stock, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal and interest on its indebtedness; (iii) the Company may be more highly leveraged than some of its competitors, which may place the Company at a competitive disadvantage; and (iv) the Company's significant degree of leverage could make it more vulnerable to changes in general economic conditions or factors affecting the jewelry business in particular. A substantial portion of the Company's indebtedness bears interest at fluctuating rates, and the Company's payments under its gold consignment facility will vary, and changes in interest rates or rates charged under its gold consignment facility could adversely affect the Company's results of operations or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Summary of Debt Instruments." Furthermore, because the Company's bank facility is secured by substantially all of the Company's assets, the lender thereunder could look to the pledged assets to satisfy their claims.

IMPACT OF GENERAL ECONOMIC CONDITIONS

     Jewelry purchases are discretionary for consumers and may be particularly affected by adverse trends in the general economy. The success of the Company's operations depends to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income such as employment, business conditions, interest rates, availability and cost of credit and taxation, for the economy as a whole and in regional and local markets where the Company operates. In addition, the Company is dependent upon the continued popularity of malls as a shopping destination and the ability of malls or tenants and other attractions to generate customer traffic for its stores, particularly because the Company does not engage in media advertising. There can be no assurance that consumer spending will not be adversely affected by general economic conditions or a decrease in mall traffic, thereby negatively impacting the Company's results of operations or financial condition.

DEPENDENCE ON KEY PERSONNEL

     The Company is highly dependent upon the ability and experience of its senior executives and other key employees, including Hugh M. Patinkin, its Chairman, President and Chief Executive Officer, John R. Desjardins, its Executive Vice President, Finance and Administration, Matthew M. Patinkin, its Executive Vice President, Store Operations, and Lynn D. Eisenheim, its Executive Vice President, Merchandising. The loss of services of these individuals or other members of management could have a material adverse effect on the Company's results of operations or financial condition. The Company does not maintain "key executive" life insurance on, or have employment agreements with, any executives of the Company. See "Management." There can be no assurance that the Company will be able to attract and retain additional qualified personnel as needed in the future.

COMPETITION

     The retail jewelry business is fragmented and highly competitive. The Company competes with national and regional jewelry chains and local independently owned jewelry stores, especially those that operate in malls, as well as with department stores, catalog showrooms, discounters, direct mail suppliers and televised home shopping networks. Certain of the Company's competitors are substantially larger and have greater financial resources than the Company. Management believes that the primary competitive factors affecting its operations are store location and atmosphere, quality of sales personnel and service, breadth and depth of merchandise offered, pricing, credit and reputation. The Company also believes that it competes for consumers' discretionary spending dollars with retailers that offer merchandise other than jewelry. In addition, the Company competes with jewelry and other retailers for desirable locations and qualified personnel. The foregoing competitive conditions (which could intensify) may adversely affect the Company's results of operations or financial condition. See "Business--Competition."

CONSUMER CREDIT

     Third party credit offered by the Company to its customers is supplied primarily through a "private label" credit card arrangement with Bank One, N.A. ("Bank One") and other credit programs offered by other financial institutions. The loss or any substantial modification of any of these arrangements could have a material adverse effect on the Company's results of operations or financial condition. The Company and Bank One have determined to either eliminate or substantially modify the Company's "First Time Buyers" program which was introduced by the Company and Bank One late in fiscal 1995. During recent periods there has been an increase in consumer credit delinquencies in the retail industry generally, which has resulted in financial institutions reexamining their lending practices and procedures. There can be no assurance that the increased delinquencies being experienced by providers of consumer credit generally will not cause providers of third party credit offered by the Company to decrease the availability or increase the cost of such credit. See "Business -- Credit."

SUPPLIERS; AVAILABILITY OF CONSIGNED MERCHANDISE

     The Company does not manufacture its own merchandise but instead works closely with a number of suppliers. For the twelve months ended July 31, 1996, the Company's largest supplier accounted for approximately 19% of the Company's total purchases, and its largest five suppliers accounted for approximately 39% of such purchases. Although the Company believes that there are a number of suppliers of fine jewelry, the loss of one or more of its major suppliers, particularly at certain critical times during the year, could have a material adverse effect on its results of operations or financial condition.

     A substantial portion of the merchandise sold by the Company is carried on a consignment basis prior to sale or is otherwise financed by vendors, thereby reducing the Company's direct capital investment in inventory. The weighted average percentage of the Company's total inventory that was carried on consignment for fiscal 1993, 1994, 1995 and the twelve months ended July 31, 1996 (based on the inventory levels at the end of each fiscal quarter) was 24.8%, 25.8%, 27.1% and 20.5%, respectively. The willingness of vendors to enter into such arrangements may vary substantially from time to time based on a number of factors, including the merchandise involved, the financial resources of vendors, interest rates, availability of financing, fluctuations in gem and gold prices, inflation, the financial condition of the Company and a number of economic or competitive conditions in the jewelry business or the economy generally. Any change in these relationships could have a material adverse effect on the Company's results of operations or financial condition. See "Business -- Purchasing."

EFFECT OF FLUCTUATIONS IN GEM AND GOLD PRICES

     The Company and the jewelry industry in general are affected by fluctuations in the prices of diamonds and gold and, to a lesser extent, other precious and semi-precious metals and stones. During fiscal 1995, diamonds, gold, precious and semi-precious jewelry accounted for approximately 95% of the Company's net merchandise sales. A significant change in prices or in the availability of diamonds, gold or other precious and semi-precious metals and stones could have a material adverse effect on the Company's results of operations or financial condition. The supply and price of diamonds in the principal world markets are significantly influenced by a single entity, the Central Selling Organization ("CSO"), a marketing arm of DeBeers Consolidated Mines Ltd. of South Africa. The CSO has traditionally controlled the marketing of a substantial majority of the world's supply of diamonds and sells rough diamonds to worldwide diamond cutters from its London office in quantities and at prices determined in its sole discretion. The CSO has recently announced price increases for a number of the sizes and quality grades of diamonds. The availability of diamonds to the CSO and the Company's suppliers is to some extent dependent on the political situation in diamond producing countries, such as South Africa, Botswana, Zaire, republics of the former Soviet Union and Australia, and on continuation of the prevailing supply and marketing arrangements for raw diamonds. Until alternate sources could be developed, any sustained interruption in the supply of diamonds or any oversupply from the producing countries could adversely affect the Company and the retail jewelry industry as a whole. The Company is in the process of increasing the amount of inventory (especially higher priced items) carried in its stores. Higher priced jewelry items tend to have a slower rate of turnover, thereby increasing the risks to the Company associated with price fluctuations and changes in fashion trends.

     The Company has a gold consignment facility with a lending institution pursuant to which the Company accepts as consignee, and is responsible to return at some future date, a fixed number of ounces of gold. The periodic charges paid by the Company are computed based on a percentage of the value of the gold consigned. Therefore, an increase in the price of gold could substantially increase the annual costs to the Company of the gold consignment and the eventual cost to the Company upon the termination of this arrangement. See "Summary of Debt Instruments -- Gold Consignment Facility."

REGULATION

     The Company's operations are affected by numerous federal and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts, and limitations on the maximum amount of finance charges that may be charged by a credit provider. Although credit to the Company's customers is provided by third parties without recourse to the Company based upon a customer's failure to pay, any restrictive change in the regulation of credit, including the imposition of, or changes in, interest rate ceilings, could adversely affect the cost or availability of credit to the Company's customers and, consequently, the Company's results of operations or financial condition.

     The Company's operations are also affected by federal and state laws relating to marketing practices in the retail jewelry industry. In marketing to its customers, the Company compares many of its prices to "reference prices." The Company's literature indicates to customers that its reference price for an item is either the manufacturer's suggested retail price or the Company's determination of the non-discounted price at which comparable merchandise of like grade or quality is advertised or offered for sale by competitive retailers and is not the Company's current selling price or the price at which it formerly sold such item. Although the Company believes that pricing comparisons are common in the jewelry business and that the Company's practice is in compliance with applicable laws relating to trade practices, there can be no assurance that this practice would be upheld. See "Business -- Regulation."

AVAILABILITY OF NET OPERATING LOSS CARRYFORWARDS

     At February 1, 1996, the Company had $18.4 million of net operating loss carryforwards for federal income tax purposes. While these carryforwards are expected to reduce future income tax payments, the benefits of such carryforwards have already been recognized in the Company's balance sheets and results of operations for fiscal 1995. However, Section 382 of the Internal Revenue Code of 1986, as amended (the

"Code"), limits the use of net operating losses and net operating loss carryforwards with respect to periods following an "ownership change." If the limitations imposed by Section 382 applied, the Company might pay taxes earlier or in larger amounts than would be the case if all net operating losses could be used in future years to reduce federal income taxes without restrictions.

     The Company believes that an ownership change did not occur with respect to the Company as a result of the IPO. However, the Company's belief is based on certain assumptions, including assumptions as to factual matters, as well as interpretations of law which the Internal Revenue Service might challenge. There can be no assurance as to any position that might be taken by the Internal Revenue Service with respect to the consequences of the IPO on the utilization of net operating loss carryforwards.

     The Company expects that the Offering will result in an ownership change. As a result, the Company's ability to utilize net operating losses with respect to periods after the Offering will be subject to an annual limitation on the Company under Section 382 of the Code, which limitation is likely to cause the Company to pay a limited amount of taxes earlier than would otherwise be the case if all net operating losses could be used immediately in future years to reduce federal income taxes without restriction.

     See "Principal and Selling Stockholders -- Limitations on the Company's Use of Net Operating Loss Carryforwards."

ANTI-TAKEOVER EFFECT OF CHARTER AND STATUTORY PROVISIONS

     Certain provisions of the Company's Restated Certificate of Incorporation and Restated By-Laws and certain sections of the Delaware General Corporation Law, including those which authorize the Company's Board of Directors to issue shares of preferred stock and to establish the voting rights, preferences and other terms thereof without further action by stockholders, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which some stockholders may deem to be in their best interests). These provisions could delay or frustrate the removal of incumbent directors or the assumption of control by an acquiror, even if such removal or assumption of control would be beneficial to stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if such events would be beneficial, in the short term, to the interests of stockholders. Such provisions include, among other things, a classified Board of Directors serving staggered three-year terms, the elimination of stockholder voting by consent, a provision providing that only the President or Board of Directors may call special meetings of stockholders, the removal of Directors without cause only by the holders of at least 75% of the shares entitled to vote, a provision permitting the Board of Directors to take into account factors in addition to potential economic benefits to stockholders, and certain advance notice requirements for stockholder proposals and nominations for election to the Board of Directors. The Company will be subject to Section 203 of the Delaware General Corporation Law which, in general, imposes restrictions upon certain acquirors (including their affiliates and associates) of 15% or more of the Company's Common Stock. The Company has entered into severance agreements with its senior executives which could increase the cost of any potential acquisition of the Company. See "Management -- Severance Agreements."

     In addition, the Board of Directors has adopted a stockholders rights plan pursuant to which each share of Common Stock has associated with it one right entitling the holder thereof, upon the occurrence of a triggering event, to purchase shares of preferred stock of the Company or shares of the acquiror at a discount from the prevailing market price. Triggering events are generally events or transactions that relate to a potential acquisition, merger or consolidation of the Company that has not been approved by the Board of Directors. The stockholders rights plan may be deemed to have an anti-takeover effect and may discourage or prevent takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interests). See "Description of Capital Stock -- Delaware Law and Certain Charter and By-Law Provisions" and "-- Rights."

OWNERSHIP BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS

     After consummation of the Offering, the Company's four senior executive officers (Messrs. H. Patinkin, Desjardins, M. Patinkin and Eisenheim) will beneficially own approximately 14.1% of the shares of Common Stock and, together with other officers, directors and certain other stockholders affiliated with directors, will beneficially own approximately 24.4% of the shares of Common Stock. By virtue of such holdings and if and to the extent such stockholders act in concert, such stockholders will have substantial influence over the election of directors and other matters, including the outcome of certain fundamental corporate transactions (such as certain mergers and sales of assets) requiring stockholder approval. See "Principal and Selling Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE

     There will be 9,604,250 shares of Common Stock outstanding upon the consummation of the Offering. Of such shares, 3,737,500 shares sold in the IPO are freely tradeable, and upon completion of the Offering, an additional 2,202,000 shares will be freely tradeable. Of the 3,664,750 remaining shares, 3,157,760 shares are held by executive officers, directors and certain stockholders who, together with the Company, have agreed not to sell, contract to sell, or otherwise dispose of, any shares of Common Stock without the consent of Montgomery Securities for a period of 90 days after the date of this Prospectus. Upon expiration of such agreements, such shares will be eligible for sale in the public markets in accordance with Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), including 458,501 shares (plus an additional 491,129 shares not subject to any lock-up agreements) which may be sold in accordance with Rule 144(k) without regard to Rule 144's volume or manner of sale limitations. In addition, upon consummation of the Offering, there will be outstanding options to purchase a total of 1,163,476 shares of Common Stock (including 421,760 currently exercisable options). Except as limited by the agreements described above and by Rule 144 volume limitations applicable to affiliates, shares issued upon the exercise of stock options generally are available for sale in the open market. Future sales of substantial amounts of Common Stock in the open market, or the availability of such shares for sale following the Offering, could adversely affect the prevailing market price of the Common Stock. See "Management," "Principal and Selling Stockholders," "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

VOLATILITY OF STOCK PRICE

     The Common Stock is currently quoted on the Nasdaq National Market, which has experienced and is likely to experience in the future significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. In addition, the Company believes that factors such as quarterly fluctuations in the financial results of the Company, the Company's comparable store sales results, announcements by other jewelry retailers, the overall economy and the condition of the financial markets could cause the price of the Common Stock to fluctuate substantially.

                                  THE COMPANY

     The Company is a leading, national specialty retailer of fine jewelry (based on number of stores), operating 163 stores in 24 states. Founded in 1895, the Company operates stores in regional and super-regional shopping malls under the names Whitehall Co. Jewellers(R) (123 stores), Lundstrom Jewelers(R) (35 stores) and Marks Bros. Jewelers(TM) (5 stores). The Company offers at competitive prices an in-depth selection of fine jewelry in the following key categories: diamond, gold, precious and semi-precious jewelry. The Company's target customers are middle to upper middle income women over 25 years old. Central to the Company's growth in operating profits and its high store productivity are its small but flexible store format, the absence of recourse credit risk, its strong sales culture, and its operating efficiencies at both the store and corporate levels.

     In May 1996, the Company completed an initial public offering (the "IPO") of 3,269,500 shares of its Common Stock, which generated aggregate proceeds of $40.4 million. Concurrently with the consummation of the IPO, the Company completed a restructuring of its outstanding indebtedness consisting of (i) a new $44 million five-year secured credit facility (the "Bank Facility"), consisting of a $29 million senior secured revolving line of credit (the "Revolver") and a $15 million senior secured term loan (the "Term Loan"); (ii) a notes offering (the "Notes Offering") of $12.0 million aggregate principal amount of Senior Subordinated Notes Due 2004 (the "Series C Notes") and $8.0 million aggregate principal amount of Senior Subordinated Notes due 2004 (the "Series D Notes," and together with the Series C Notes, the "Subordinated Notes"), and (iii) a bank gold consignment facility (the "Gold Consignment Facility") in an amount up to $16 million.

     The Company used the net proceeds of the IPO, together with the funds generated by the Notes Offering, the Bank Facility and the Gold Consignment Facility, to retire all of the Company's then outstanding bank indebtedness and subordinated debt (thereby allowing the Company to realize the benefits of a debt discount of approximately $18.3 million) and for working capital and other general corporate purposes. Simultaneously with the completion of the IPO, the Company completed a restructuring of its employee stock ownership plan (the "ESOP"). The Notes Offering, the establishment of the Bank Facility and the Gold Consignment Facility and the repayment and redemption of outstanding debt, together with the restructuring of the Company's ESOP, as herein described, is referred to as the "Recapitalization." See "Certain Transactions -- ESOP Restructuring" and "Summary of Debt Instruments."

     Marks Bros. Jewelers, Inc. was incorporated in Delaware in 1947 as the successor to a business dating back to 1895. Its principal place of business is located at 155 North Wacker Drive, Chicago, Illinois 60606, and its telephone number is (312) 782-6800.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,100,000 shares of Common Stock offered by the Company, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $22.5 million ($25.9 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use such proceeds to reduce the Company's indebtedness, to accelerate the pace of new store openings and for working capital and other general corporate purposes. The Company will not receive any proceeds from the sale of Common Stock offered by the Selling Stockholders.

     Approximately $8,960,000 of the net proceeds from the Offering will be used to redeem at a premium all $8.0 million in principal amount of the Company's Series D Notes. The Series D Notes would otherwise mature in October 2004 and bear interest at a rate of 15.0% per annum plus, for subsequent periods commencing May 1, 1998, 1% per annum (increasing in 1% increments per each subsequent year commencing May 1, 1999). In addition, the Company intends to use the remaining net proceeds from the Offering to reduce borrowings under its Bank Facility ($24.1 million outstanding as of October 10, 1996), which bear interest at fluctuating rates (an average of 8.0% as of October 9, 1996). The Company expects to borrow under its Bank Facility as needed to fund its store expansion program, working capital needs and for general corporate purposes, possibly including a purchase of a portion of its outstanding 12.15% Series C Subordinated Notes due 2004. Pending such uses, a portion of the proceeds of the Offering will be invested in short term, interest-bearing investments.

                                DIVIDEND POLICY

     The Company has not paid cash dividends on its Common Stock in recent years. The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Any payment of cash dividends in the future will depend upon the financial condition, capital requirements and earnings of the Company, limitations on dividend payments pursuant to the terms of current or future debt agreements and such other factors as the Board of Directors may deem relevant. The agreement governing the Bank Facility prohibits the Company from paying cash dividends without the prior consent of the lenders. In addition, the indenture governing the Subordinated Notes contains substantial restrictions on the Company's ability to pay dividends. See "Summary of Debt Instruments."

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on the Nasdaq National Market under the symbol "MBJI." The Common Stock was initially offered to the public on May 2, 1996 at $14.00 per share. The following table sets forth for the periods indicated the high and low reported sales prices of per share for the Common Stock as reported by the Nasdaq National Market. There is no established trading market for the Company's Class B Common Stock.

                                                                                HIGH     LOW
                                                                                ----     ---
FISCAL 1996
------------------------------------------------------------------------------
Second Quarter (commencing May 2).............................................  $24 3/4  $20
Third Quarter.................................................................  28 1/4    20

     On October 8, 1996, the number of stockholders of record of Common Stock was approximately 50 and the number of stockholders of record of the Class B Common Stock was approximately 100. The Company estimates that the number of beneficial owners of its Common Stock is significantly greater than the number of record owners of its Common Stock. On October 31, 1996, the last reported sale price of the Common Stock as reported by the Nasdaq National Market was $23.25 per share.

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company at July 31, 1996 and as adjusted to give effect to the issuance and sale of 1,100,000 shares of Common Stock offered hereby by the Company, before underwriting discounts and commissions and estimated offering expenses, and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the financial statements, including the notes thereto, of the Company appearing elsewhere in this Prospectus.

                                                                               JULY 31, 1996
                                                                          -----------------------
                                                                                          AS
                                                                           ACTUAL     ADJUSTED(1)
                                                                          --------    -----------
                                                                              (IN THOUSANDS)
Short-term debt, including current portion of long-term debt(2):
  Bank Facility........................................................   $ 10,032     $   9,919
  Outstanding checks, net..............................................      4,207         4,207
                                                                          --------       -------
     Total short-term debt.............................................   $ 14,239     $  14,126
                                                                          ========       =======
Long-term debt(2):
  Term Loan............................................................   $ 13,500     $      --
  Subordinated Notes...................................................     20,000        12,000
                                                                          --------       -------
     Total long-term debt..............................................     33,500        12,000
Stockholders' equity:
  Preferred stock......................................................         --            --
  Common stock and additional paid-in capital..........................     33,716        56,289
  Accumulated deficit..................................................    (29,321)      (30,437)
                                                                          --------       -------
     Total stockholders' equity........................................      4,395        25,852
                                                                          --------       -------
       Total capitalization............................................   $ 37,895     $  37,852
                                                                          ========       =======

-------------------------
(1) As adjusted to give effect to (i) the Offering; (ii) the receipt of $0.1 million in proceeds to the Company from the exercise of stock options in connection with the Offering; and (iii) the anticipated use of proceeds from the Offering (including a $0.96 million ($0.58 million net of tax) prepayment premium in connection with the redemption of subordinated debt and a non-cash extraordinary charge of $0.9 million ($0.5 million net of tax) relating to the write-off of deferred financing costs). See "Use of Proceeds."

(2) See "Summary of Debt Instruments" for a description of the Company's long-term and short-term debt.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

     The following table sets forth certain financial and operating data of the Company. The selected statement of operations data and balance sheet data as of and for each of the five years ended January 31, 1996 are derived from audited financial statements of the Company. The balance sheet and statement of operations data as of, and for the six months ended, July 31, 1995 and 1996 have been derived from and should be read in conjunction with the unaudited financial statements of the Company. In the opinion of the Company, such unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. The interim financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The selected financial and operating data for the six months ended July 31, 1996 are not necessarily indicative of the results to be expected for the fiscal year ending January 31, 1997. Supplemental pro forma financial data for the year ended January 31, 1996 and for the six months ended July 31, 1996 and July 31, 1995 are unaudited. The selected financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's audited and unaudited financial statements and the related notes appearing elsewhere herein.

                                                                                                         SIX MONTHS ENDED
                                                             YEAR ENDED JANUARY 31,                          JULY 31,
                                             ------------------------------------------------------   -----------------------
                                               1992       1993       1994       1995        1996         1995         1996
                                             --------   --------   --------   --------   ----------   ----------   ----------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales................................  $ 76,749   $ 88,141   $ 91,106   $106,683     $131,022      $52,074      $64,466
  Cost of sales............................    45,606     52,106     54,511     64,223       77,722       31,959       38,626
                                             --------    -------    -------   --------   ----------   ----------   ----------
    Gross profit...........................    31,143     36,035     36,595     42,460       53,300       20,115       25,840
  Selling, general and administrative
    expenses...............................    25,781     27,971     28,340     30,748       37,887       16,458       20,385
                                             --------    -------    -------   --------   ----------   ----------   ----------
    Income from operations.................     5,362      8,064      8,255     11,712       15,413        3,657        5,455
  Interest expense.........................     9,397      7,821      8,920     10,594       12,314        6,017        4,557
  Stock award expense......................     --         --         --         --             461       --           --
  ESOP compensation expense................     --         3,800        511        547          590          295       --
  Provision for store closings(1)..........       491      --         --         --          --           --           --
  Refinancing costs(2).....................    12,631      --         --         --          --           --           --
                                             --------    -------    -------   --------   ----------   ----------   ----------
    Income (loss) from continuing
      operations before income taxes.......   (17,157)    (3,557)    (1,176)       571        2,048       (2,655)         898
  Income tax benefit (provision)(3)........     --         --         --         --          14,924       --             (350)
                                             --------    -------    -------   --------   ----------   ----------   ----------
    Income (loss) from continuing
      operations...........................   (17,157)    (3,557)    (1,176)       571       16,972       (2,655)         548
  Gain (loss) on disposal of discontinued
    operations(4)..........................    (7,297)     --         2,700      --          --           --           --
                                             --------    -------    -------   --------   ----------   ----------   ----------
    Net income (loss) before cumulative
      effect of accounting change for ESOP
      and extraordinary gain...............   (24,454)    (3,557)     1,524        571       16,972       (2,655)         548
  Cumulative effect of accounting change
    for ESOP(5)............................     --         --        (8,526)     --          --           --           --
  Extraordinary gain on extinguishment of
    debt, net of taxes.....................     --         --         --         --          --           --           11,164
                                             --------    -------    -------   --------   ----------   ----------   ----------
    Net income (loss)......................  $(24,454)  $ (3,557)  $ (7,002)  $    571     $ 16,972      $(2,655)     $11,712
                                             ========    =======    =======   ========   ==========   ==========   ==========
SUPPLEMENTAL PRO FORMA STATEMENT OF
  OPERATIONS DATA(6): (UNAUDITED)
  Net sales................................                                                $131,022      $52,074      $64,466
  Income from operations...................                                                  15,413        3,657        5,455
  Interest expense.........................                                                   3,282        1,585        1,672
  Net income...............................                                                   7,002        1,243        2,270
  Net income per share.....................                                                $   0.70      $  0.12      $  0.22
  Weighted average number of common shares
    and common share equivalents
    outstanding(7).........................                                              10,001,306   10,007,701   10,164,668

                                                                                                          SIX MONTHS ENDED
                                                                 YEAR ENDED JANUARY 31,                       JULY 31,
                                                  ----------------------------------------------------   -------------------
                                                    1992       1993       1994       1995       1996       1995       1996
                                                  --------   --------   --------   --------   --------   --------   --------
SELECTED OPERATING DATA:
  Stores open at end of period...................      111        113        122        131        146        143        155
  Average net sales per store(8)................. $699,000   $784,000   $791,000   $836,000   $936,000
  Average net sales per gross square foot(9)..... $    883   $  1,008   $  1,013   $  1,068   $  1,187
  Average merchandise sale.......................            $    192   $    210   $    229   $    245   $    253   $    262
  Comparable store sales increase
    (decrease)(10)...............................     0.4%      12.5%     (0.5)%       7.6%      11.0%      11.8%      13.4%
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital................................ $ 29,731   $ 15,123   $ 20,079   $ 20,460   $ 21,512   $ 20,217   $ 15,030
  Total assets...................................   59,376     59,174     51,677     61,512     87,403     70,468     75,300
  Total debt.....................................   97,932    112,247    105,953    110,806    107,891    118,191     43,532
  Stockholders' equity (deficit).................  (69,877)   (69,634)   (67,659)   (66,578)   (47,858)   (68,944)     4,395

------------------------------
 (1) During the year ended January 31, 1992, the Company recorded a charge to provide for the closure of certain stores it expected to close subsequent to year-end as well as for contingent liabilities on stores closed previously.

 (2) In connection with its fiscal 1991 refinancing of debt, the Company recorded refinancing costs in the amount of $12.6 million, which included $2 million in interest and fees payable under interest rate hedge agreements, $1.8 million in default interest, $4.3 million in zero coupon notes, $1.5 million in restructuring fees, $2.3 million in accrued legal and other professional fees, and $0.7 million of previously deferred costs incurred in connection with the establishment of the ESOP.

 (3) Income tax benefit in the year ended January 31, 1996 resulted from the reversal of the Company's deferred tax valuation allowance and corresponding recognition of a deferred tax asset. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Background" and Note 6 of Notes to Financial Statements.

 (4) The Company sold its direct marketing division as of January 31, 1992. In connection with this disposition, the Company recorded a $7.3 million loss in the year ended January 31, 1992 on the sale of the discontinued operations and a $2.7 million gain in the year ended January 31, 1994 upon its receipt of deferred proceeds from the sale.

 (5) Reflects a charge for the cumulative effect of the Company's change in accounting in the amount of $8.5 million to adopt AICPA SOP 93-6 for the recognition of compensation expense on shares allocated to the ESOP. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Background" and Note 5 of Notes to Financial Statements.

 (6) Supplemental pro forma statement of operations data reflect (i) the IPO and the Recapitalization; (ii) the Offering and the anticipated use of the estimated net proceeds therefrom; and (iii) the application of a tax provision (assuming a statutory rate of 40%) to the pro forma net income from continuing operations, as if each transaction occurred on the first day of the period presented.

 (7) The pro forma weighted average number of common shares and common share equivalents outstanding for the year ended January 31, 1996, and six months ended July 31, 1995 and July 31, 1996, respectively, consisted of (i) 9,604,267, 9,610,662 and 9,604,250 shares of Common Stock outstanding (including 3,269,500 shares of Common Stock issued in the IPO and 1,100,000 shares of Common Stock offered hereby); (ii) 3,588, 3,588 and 3,213 common share equivalents relating to Class B Common Stock; (iii) 393,451, 393,451 and 402,358 common share equivalents relating to the Company's 1995 incentive stock option plan; and (iv) -0-, -0- and 222,654 common share equivalents relating to the Company's 1996 incentive stock option plan.

 (8) Average net sales per store represents the total net sales for stores open for a full fiscal year divided by the total number of such stores.

 (9) Average net sales per gross square foot represents total net sales for stores open for a full fiscal year divided by the total gross square feet of such stores.

(10) A store becomes comparable after it has been open for 12 full months.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Certain statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" constitute "forward-looking statements" within the meaning of the Litigation Reform Act. See "Special Note Regarding Forward-Looking Statements."

BACKGROUND

     The Company is a leading, national specialty retailer of fine jewelry (based on number of stores, according to the May 16, 1995 issue of National Jeweler), operating 163 stores in 24 states. The Company's sales and income from operations have increased consistently since fiscal 1991 to $131.0 million and $15.4 million, respectively, in fiscal 1995. During that same period, the number of Company stores grew from 111 to 146, and the Company's operating margins improved from 7.0% in fiscal 1991 to 11.8% in fiscal 1995. The Company achieved this operating performance despite significant financial leverage.

     To strengthen its capital structure and provide greater financial flexibility for new store openings, in May 1996, the Company completed the IPO and the Recapitalization which substantially reduced its indebtedness and ongoing interest expense. The net proceeds from the Offering are expected to further strengthen the Company's capital structure, reduce indebtedness and accelerate the pace of new store openings. The Recapitalization resulted in a one-time extraordinary gain on early extinguishment of debt in the amount of $18.3 million ($11.2 million net of tax) in the second quarter of fiscal 1996. In connection with the reduction of indebtedness from the application of the proceeds of the Offering, the Company expects to incur an extraordinary charge of approximately $1.5 million (approximately $0.9 million net of tax) in the fourth quarter of fiscal 1996.

     The Company anticipates opening a total of 19 stores in fiscal 1996 (including the 18 stores opened through the date of this Prospectus) and, contingent upon the completion of the Offering, 28 stores in fiscal 1997 and a total of approximately 60 stores in fiscal 1997 and 1998 combined. The Company's policy is to charge as incurred pre-opening costs associated with new stores. In fiscal 1995, the Company enhanced and upgraded its personnel to increase sales and expects to continue to incur selling, general and administrative expense in the near term in association with this ongoing upgrade. The Company is increasing its inventory in connection with its merchandising programs and, in particular, in connection with its expanded offerings of higher priced merchandise in a number of its stores. The Company's continuing efforts to increase the use of its private label credit programs are expected to result in higher credit-related expense. In addition, the Company experienced an 11.0% comparable store sales increase in fiscal 1995 and a 13.4% comparable store sales increase in the first six months of fiscal 1996. There can be no assurance that the Company will achieve comparable store sales increases in future reporting periods.

RECENT SALES RESULTS

     For the first two months of the third quarter of fiscal 1996 (i.e., August and September) net sales increased $3.0 million, or 15.9%, to $22.0 million from $19.0 million in the first two months of the third quarter of fiscal 1995. Comparable store sales increased by 7.8% ($1.4 million) in the first two months of the third quarter of fiscal 1996. This 7.8% comparable store sales increase was achieved on top of a 15.9% increase in the first two months of the third quarter of fiscal 1995.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain information derived from the statements of operations of the Company expressed as a percentage of net sales for such periods.

                                                                                        SIX MONTHS
                                                          YEAR ENDED JANUARY 31,      ENDED JULY 31,
                                                         -------------------------    --------------
                                                         1994      1995      1996     1995     1996
                                                         -----     -----     -----    -----    -----
Net sales..............................................  100.0%    100.0%    100.0%   100.0%   100.0%
Cost of sales (including buying and occupancy
  expenses)............................................   59.8      60.2      59.3     61.4     59.9
                                                         -----     -----     -----    -----    -----
  Gross profit.........................................   40.2      39.8      40.7     38.6     40.1
Selling, general and administrative expenses...........   31.1      28.8      28.9     31.6     31.6
                                                         -----     -----     -----    -----    -----
  Income from operations...............................    9.1      11.0      11.8      7.0      8.5
Interest expense.......................................    9.8       9.9       9.4     11.6      7.1
Stock award expense....................................   --        --         0.4     --       --
ESOP compensation expense..............................    0.6       0.6       0.4      0.5     --
                                                         -----     -----     -----    -----    -----
  Income (loss) from continuing operations before
     income taxes......................................   (1.3)      0.5       1.6     (5.1)     1.4
Income tax benefit (expense)...........................   --        --        11.4     --       (0.5)
                                                         -----     -----     -----    -----    -----
  Income (loss) from continuing operations.............   (1.3)      0.5      13.0     (5.1)     0.9
Gain on disposal of discontinued operations............    3.0      --        --       --       --
                                                         -----     -----     -----    -----    -----
  Income (loss) before cumulative effect of change in
     accounting for ESOP...............................    1.7       0.5      13.0     (5.1)     0.9
Cumulative effect of change in accounting for ESOP.....   (9.4)     --        --       --       --
                                                         -----     -----     -----    -----    -----
  Net income (loss) before extraordinary gain..........   (7.7)%     0.5%     13.0%    (5.1)%    0.9%
                                                         =====     =====     =====    =====    =====

SIX MONTHS ENDED JULY 31, 1996 COMPARED TO SIX MONTHS ENDED JULY 31, 1995

     Net sales for the six months ended July 31, 1996 increased by $12.4 million, or 23.8%, to $64.5 million. Comparable store sales increased $6.8 million, or 13.4%, in the same period. Sales from new stores contributed $5.5 million to the overall sales increase. The average number of units sold on a comparable store basis increased by approximately 7.6% in the six months ended July 31, 1996, while the average price per merchandise sale increased to $262 in the fiscal 1996 period from $253 in the fiscal 1995 period. Comparable store sales increased in part due to increased use of non-recourse credit, the implementation of certain return/exchange policies, ongoing improvements in the quality of the Company's sales force, and increased inventory levels, as well as a solid retail environment. The Company opened ten new stores and closed one in the six months ended July 31, 1996, increasing the number of stores operated to 155 as of July 31, 1996 compared to 143 as of July 31, 1995.

     Gross profit increased $5.7 million to $25.8 million in the six months ended July 31, 1996. The gross profit percentage increased to 40.1% in the six months ended July 31, 1996 from 38.6% in the six months ended July 31, 1995, due to the spreading of certain buying and occupancy costs over the increased sales base.

     Selling, general and administrative expenses increased by $3.9 million, or 23.9%, to $20.4 million in the six months ended July 31, 1996 from $16.5 million in the corresponding period of the prior year. New stores accounted for $1.7 million of this increase. As a percentage of net sales, selling, general and administrative expenses remained consistent at 31.6% in the six months ended July 31, 1996 and 1995. The dollar increase primarily relates to higher payroll expenses of $2.4 million and higher credit expenses of $0.9 million. Comparable store payroll costs increased 9.9% in the six months ended July 31, 1996, as compared to the same period in 1995, primarily due to a continuing effort to upgrade the quality of the sales force and an increase in incentive compensation paid to store based personnel. Private label non-recourse credit sales as a percentage of net sales increased to 44.6% in the six months ended July 31, 1996 from 36.4% in the six months ended July 31, 1995. These non-recourse credit sales carry higher discount rates than bankcard sales, which resulted in higher credit expense.

     Interest expense decreased $1.5 million or 24.3% to $4.6 million in the six months ended July 31, 1996 from $6.0 million in the six months ended July 31, 1995. This decrease in interest expense was attributable to lower average outstanding debt balances resulting from the Recapitalization and lower average interest rates on bank borrowings.

     No ESOP compensation expense has been recorded in fiscal 1996. The compensation expense recorded in the six months ended July 31, 1995 was $0.3 million.

     Income tax expense of $0.4 million was recorded in the six months ended July 31, 1996 reflecting an expected effective annual tax rate of 39%. No income tax benefit was recorded in the six months ended July 31, 1995, as utilization of the Company's net operating loss was not reasonably assured at that time.

     In connection with the Recapitalization, the Company recorded a gain on the early extinguishment of debt in the amount of $11.2 million, net of taxes, which was reflected as an extraordinary item. This gain reflects debt discounts on senior accreting loans of $0.6 million, zero coupon notes of $4.0 million and subordinated debt of $13.7 million.

FISCAL 1995 COMPARED TO FISCAL 1994

     Net sales increased $24.3 million, or 22.8%, to $131.0 million in fiscal 1995 from $106.7 million in fiscal 1994. Comparable store sales increased $11.6 million, or 11.0%, in fiscal 1995. Sales from new stores contributed $12.5 million to the overall increase in net sales. The average number of units sold per store increased by approximately 4.4% from fiscal 1994 to fiscal 1995, while the average price per merchandise sale increased by 7.0%, to $245 in fiscal 1995 from $229 in fiscal 1994. Comparable store sales increased in large part due to improvements in the quality of the Company's personnel, increased use of non-recourse credit, and the implementation of new return/exchange policies. The Company opened 15 new stores in fiscal 1995, increasing the weighted average number of stores to 141 in fiscal 1995 from 126 in fiscal 1994.

     Gross profit increased $10.8 million, or 25.5%, to $53.3 million in fiscal 1995, from $42.5 million in fiscal 1994. Gross margin increased to 40.7% in fiscal 1995 from 39.8% in fiscal 1994. This increase was due primarily to a slight shift in product mix to the Company's higher margin jewelry items, as well as stricter discounting policies implemented during fiscal 1995. Occupancy, distribution and buying costs decreased as a percentage of net sales, due to economies of scale achieved through the Company's larger store base and increased net sales base.

     Selling, general and administrative expenses increased $7.1 million, or 23.2%, to $37.9 million in fiscal 1995 from $30.7 million in fiscal 1994. As a percentage of net sales, selling, general and administrative expenses increased slightly to 28.9% in fiscal 1995 from 28.8% in fiscal 1994. The dollar increase primarily relates to higher payroll expenses ($4.9 million) and credit expense ($1.7 million), partially offset by a decrease in advertising expenses ($0.4 million). Selling, general and administrative expenses attributable to the 15 stores opened in fiscal 1995 and 11 stores opened in fiscal 1994 accounted for $3.6 million of the total increase in selling, general and administrative expenses. Payroll costs increased in fiscal 1995, as compared to fiscal 1994, primarily due to an effort to upgrade the quality of store managers and an increase in incentive compensation paid to store-based personnel. Credit sales as a percentage of net sales increased to 36.9% in fiscal 1995 from 29.3% in fiscal 1994 as a result of an increase in use of the Company's "private label" credit programs. These non-recourse credit sales carry higher discount rates than bankcard sales. The increased usage of private label credit contributed to higher sales as well as increases in the average price per merchandise sale. The Company intends to continue to upgrade its sales staff and expand its credit programs. Advertising expenses decreased as a result of eliminating radio advertising in fiscal 1995.

     As a result of the factors discussed above, income from operations increased 31.6%, to $15.4 million in fiscal 1995 from $11.7 million in fiscal 1994. As a percentage of net sales, income from operations increased to 11.8% in fiscal 1995 from 11.0% in fiscal 1994.

     Interest expense increased $1.7 million, or 16.2%, to $12.3 million in fiscal 1995 from $10.6 million in fiscal 1994. As a percentage of net sales, interest expense decreased to 9.4% in fiscal 1995 from 9.9% in fiscal 1994. The dollar increase in interest expense was due primarily to higher average indebtedness and higher interest rates. Approximately two-thirds of fiscal 1995 interest expense consisted of non-cash interest accrued on the Company's senior accreting note and subordinated indebtedness, which indebtedness was subsequently retired in fiscal 1996 in connection with the Recapitalization.

     ESOP compensation expense increased by $43,000, or 7.9%, to $590,000 in fiscal 1995 from $547,000 in fiscal 1994. The expense is related to the estimated fair value of shares held by the ESOP committed to be released to participants' accounts. As a result of the Recapitalization, the Company does not expect to record any future ESOP compensation expense. The Company also recognized a one-time $461,000 expense relating to restricted stock awards made in fiscal 1995.

     At the end of fiscal 1995, the Company recognized into net income a deferred tax benefit of $14.9 million. The recognition of the deferred tax benefit resulted from a reduction in the valuation allowance relating to the Company's expectation of future taxable income being, at a minimum, $41.5 million, prior to the expiration of the deferred tax assets. The deferred tax asset principally relates to the Company's net operating loss carryforwards and a temporary difference arising from the recognition of interest expenses and fees on the currently outstanding debt. At February 1, 1996, the Company had available net operating loss tax carryforwards in the amount of $18.4 million, which begin expiring in 2006. While these carryforwards are expected to reduce future income tax payments, the benefits of such carryforwards have already been recognized in the Company's balance sheets and results of operations for fiscal 1995. The Company realized $7.1 million of the deferred tax asset in May 1996, in connection with the recognition of the gain relating to the debt forgiveness as part of the Recapitalization.

     Giving pro forma effect to the IPO and realization of a portion of the deferred tax asset in the amount of $7.1 million associated with the debt forgiveness, the Company would have a remaining net deferred tax asset in the amount of $8.5 million as of January 31, 1996. This deferred tax asset relates primarily to net operating tax loss carryforwards generated in prior years. Full utilization of the remaining deferred tax asset will require the Company to generate aggregate future taxable income of approximately $22.1 million prior to the carryforwards' expiration, which will begin in 2006. For the fiscal year ended January 31, 1996 the Company had pro forma taxable income of $9.2 million, giving effect to the Offering and the Recapitalization.

     In years prior to the fiscal year ended January 31, 1996, the Company determined that, in accordance with the criteria set forth in Statement of Accounting Standards No. 109 ("SFAS 109"), realization of the tax benefits was not "more likely than not." As a result, in accordance with SFAS 109, in years prior to the fiscal year ended January 31, 1996, the Company recorded a full valuation allowance with respect to the deferred tax asset. See Note 6 of Notes to Financial Statements.

     The Company's results of operations have improved significantly over the past five fiscal years and, despite nominal net income and net losses due primarily to significant interest expense associated with its high debt level, the Company has generated positive cash flow from operations and strong gross margins. Based on its significantly improved operating performance in the year ended January 31, 1996 and its expectations of future profitability (without regard to the Offering made hereby) as of January 31, 1996, the Company determined that it is more likely than not that it will generate sufficient taxable income to utilize its deferred tax asset prior to the expiration of the net operating loss carryforwards. Accordingly, in accordance with SFAS 109, effective January 31, 1996, the Company reversed the valuation allowance and recognized a corresponding net deferred tax asset. Realization of the net deferred tax asset is not assured, however, and the amount of the asset considered realizable could be reduced in future periods if the Company's estimates of future taxable income during the carryforward period are reduced for any reason. A number of factors could affect the Company's future results of operations, including without limitation, general economic conditions, competition and fluctuations in gem and gold prices. See "Risk Factors," Note 6 of Notes to Financial Statements and "Principal and Selling Stockholders -- Possible Limitations on the Company's Use of Net Operating Loss Carryforwards."

FISCAL 1994 COMPARED TO FISCAL 1993

     Net sales increased $15.6 million, or 17.1%, to $106.7 million in fiscal 1994 from $91.1 million in fiscal 1993. Comparable store sales increased $6.7 million, or 7.6% in fiscal 1994. Sales from new stores contributed $10.1 million to the overall increase in net sales. These increases were partially offset by a decrease in net sales related to the closing of stores in fiscal 1994 and 1993. In addition, the average price per merchandise sale increased by 9.0%, to $229 in fiscal 1994 from $210 in fiscal 1993. Comparable store sales increased in large part due to the Company's competitive pricing strategy, its selection of key merchandise inventory categories, and an increase in average price per merchandise sale due to a higher proportion of non-recourse credit sales. Stores closed in fiscal 1994 and 1993 accounted for a $1.3 million decrease in net sales. The Company opened 11 new stores in fiscal 1994, increasing the weighted average number of stores to 126 in fiscal 1994 compared to 117 in fiscal 1993.

     Gross profit increased $5.9 million, or 16.0%, to $42.5 million in fiscal 1994 from $36.6 million in fiscal 1993. The increase in gross profit was attributable to the Company's increase in net sales. Gross margin decreased to 39.8% in fiscal 1994 from 40.2% in fiscal 1993 due to the implementation of certain more competitively priced merchandise programs, which were introduced in the second half of fiscal 1993. At the same time, tighter controls over store discounting were implemented to achieve margin improvements on other merchandise. Occupancy, distribution and buying costs decreased as a percentage of net sales, due to economies of scale achieved through the Company's larger store base and increased net sales base.

     Selling, general and administrative expenses increased $2.4 million, or 8.5%, to $30.7 million in fiscal 1994 from $28.3 million in fiscal 1993. As a percentage of net sales, selling, general and administrative expenses decreased to 28.8% in fiscal 1994 from 31.1% in fiscal 1993. The dollar increase primarily relates to higher payroll expenses, credit expense and supplies and other expenses attributable to 11 stores opened in fiscal 1994 and 11 stores opened in fiscal 1993. Payroll costs as a percentage of net sales decreased in fiscal 1994, as compared to fiscal 1993. This gain in sales productivity was primarily due to a reduction in average store staffing hours. Automation of certain store functions and centralization of certain activities at the corporate office permitted this reduction without impacting sales. Advertising costs decreased slightly as a result of discontinuing radio advertising in certain markets.

     As a result of the factors discussed above, income from operations increased 41.9% to $11.7 million in fiscal 1994 from $8.3 million in fiscal 1993. As a percentage of net sales, income from operations increased to 11.0% in fiscal 1994 from 9.1% in fiscal 1993.

     Interest expense increased $1.7 million, or 18.8%, to $10.6 million in fiscal 1994 from $8.9 million in fiscal 1993. This increase in interest expense was due primarily to higher average indebtedness and to higher interest rates. As a percentage of net sales, interest expense increased to 9.9% in fiscal 1994 from 9.8% in fiscal 1993.

     ESOP compensation expense increased $36,000, or 7.0%, to $547,000 in fiscal 1994 from $511,000 in fiscal 1993. The expense is related primarily to an increase in the estimated fair value of the shares held by the ESOP committed to be released to participant's accounts.

QUARTERLY RESULTS

     The Company's results of operations fluctuate on a quarterly basis. The Company has historically experienced lower net sales in each of its first three fiscal quarters and expects this trend to continue. The Company has experienced net losses from time to time in one or more of its first three fiscal quarters.

     The following table sets forth summary unaudited quarterly financial information of the Company for each quarter in fiscal 1994 and fiscal 1995 and the first two quarters of fiscal 1996. In the opinion of management, this quarterly information has been prepared on a basis consistent with the Company's audited financial statements appearing elsewhere in this Prospectus and reflects adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such unaudited quarterly results when read in conjunction with the audited financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period and there can be no assurance that any trends reflected in such results will continue in the future.

                                                                                                          1996 QUARTERS ENDED
                             1994 QUARTERS ENDED                         1995 QUARTERS ENDED
                  -----------------------------------------   -----------------------------------------   --------------------
                  APR. 30,   JULY 31,   OCT. 31,   JAN. 31,   APR. 30,   JULY 31,   OCT. 31,   JAN. 31,   APR. 30,    JULY 31,
                    1994       1994       1994       1995       1995       1995       1995       1996       1996        1996
                  --------   --------   --------   --------   --------   --------   --------   --------   --------    --------
                                                                 (IN THOUSANDS)
Net sales.......  $ 19,091   $ 22,578   $ 22,125   $ 42,889   $ 23,676   $ 28,398   $ 27,688   $ 51,260   $ 29,560    $ 34,906
Gross profit....     6,968      8,494      8,326     18,672      8,880     11,235     10,724     22,461     11,626      14,214
Income from
  operations....       370      1,424      1,079      8,839        854      2,803      1,800      9,956      1,608       3,847

LIQUIDITY AND CAPITAL RESOURCES

     Over the last three fiscal years, the Company's primary ongoing capital requirements have been to amortize its term debt incurred as part of the Company's 1991 debt restructuring, to fund increases in inventory at existing stores and to fund capital expenditures and working capital (primarily inventory) associated with the Company's new stores. During the same period, the Company's primary sources of liquidity have been cash flow from operations and bank borrowings under the Company's revolver.

     The Company's cash flows from operating activities decreased from a positive cash flow of $2.0 million in the first six months of fiscal 1995 to a cash flow shortfall of $0.4 million in the first six months of fiscal 1996. Higher income from operations together with increases in accounts payable were more than offset by increases in merchandise inventories (before the effects of the Gold Consignment Facility) and deferred financing costs. Cash generated from financing activities included proceeds from the IPO of $40.4 million, $15.0 million from proceeds of the Term Loan, $15.3 million from proceeds from the Gold Consignment Facility less a $3.8 million dollar decrease in the net amount of outstanding checks. The Company utilized cash in the first six months of 1996 primarily to repay outstanding bank borrowings of $7.8 million on revolving loans, $26.6 million on the term loans, $50.5 million on senior accreting loans and $2.0 million on zero coupon notes and to repay subordinated debt of $10.6 million in addition to funding capital expenditures of $3.3 million, primarily related to the opening of ten new stores in the first six months of fiscal 1996.

     The Company's cash flows from operating activities increased from $4.7 million in fiscal 1994 to $9.6 million in fiscal 1995, primarily due to higher income from operations. In fiscal 1995, the sources of the Company's liquidity included cash flow from operating activities, together with a $5.5 million increase in outstanding checks less a $4.7 million decrease in amounts outstanding under the Company's revolver. The Company utilized cash during fiscal 1995 primarily to (i) increase inventories, net of corresponding payables ($6.3 million), (ii) repay the Company's term loan ($6.4 million), and (iii) fund capital expenditures ($3.9 million). The increase in inventories and capital expenditures were primarily related to the opening of the Company's 15 new stores in fiscal 1995. The peak outstanding borrowings under the Company's revolver during fiscal 1995 was $10.7 million. In addition, at November 30, 1995, the Company had consigned inventories from vendors in the amount of $18.0 million.

     The Company's cash flows from operating activities increased from a cash flow shortfall of $4.7 million in fiscal 1993 to a positive cash flow of $4.7 million in fiscal 1994, primarily due to higher income from operations. In fiscal 1994, the sources of the Company's liquidity included cash flow from operating activities, together with a $1.8 million increase in borrowings under the Company's revolver and outstanding checks. The Company utilized cash during fiscal 1994 primarily to (i) increase inventories, net of corresponding payables ($6.6 million), (ii) repay the Company's term loan ($2.5 million), and (iii) fund capital expenditures ($3.9 million). The increase in inventories and capital expenditures were primarily related to the opening of 11 new stores in fiscal 1994. The peak outstanding borrowings under the Company's revolver loan during fiscal 1994 was $9.4 million. In addition, at November 30, 1994, the Company had consigned inventories from vendors in the amount of $16.6 million.

     At February 1, 1996, the Company had net operating loss tax carryforwards in the amount of $18.4 million, which will reduce cash payments for income taxes in future periods but which have already been recognized for financial reporting purposes. The timing of the use of these carryforwards is expected to be deferred under Section 382 of the Code. See "Principal and Selling Stockholders -- Limitations on the Company's Use of Net Operating Loss Carryforwards."

     The Company has a $43.75 million Bank Facility, consisting of a $29.0 million Revolver and a $14.75 million Term Loan. Borrowings outstanding under the Revolver and Term Loan bear interest at fluctuating rates determined by reference to a bank base rate or LIBOR, plus in each case an applicable margin. The Revolver is a five-year revolving line of credit, with borrowings thereunder limited to a borrowing base determined based on levels of inventory and accounts receivable. At September 30, 1996, the borrowing base under the Revolver was $28.3 million, and borrowings outstanding under the Revolver were $9.7 million. The Term Loan has a final maturity in May 2001, with quarterly amortization of principal which commenced in July 1996 as described under "Summary of Debt Instruments -- Bank Facility." Upon consummation of the Offering, the Term Loan will be repaid and the Bank Facility will be converted into a $43.75 million reducing revolver, with the borrowings thereunder limited to the borrowing base and with the Commitment Amount reducing over five years to $29 million. See "Summary of Debt Instruments -- Bank Facility."

     See "Summary of Debt Instruments" for a description of the Company's Gold Consignment Facility and Series C and Series D Senior Subordinated Notes. The Company intends to utilize a portion of the proceeds from the Offering to retire $8.0 million in principal amount of the Series D Notes at their applicable redemption price of $8.96 million plus accrued interest, and the Company may in the future use available borrowings under the Bank Facility to repurchase a portion of the Series C Notes from time to time.

     The Company's cash requirements consist principally of funding increases in inventory at existing stores, capital expenditures and working capital (primarily inventory) associated with the Company's new stores and amortizing its debt. The Company's primary sources of liquidity have been cash flow from operations and bank borrowings.

     During fiscal 1996, the Company plans to open 19 stores, 18 of which had been opened as of the date of this Prospectus. New stores on average require inventory of approximately $300,000 and capital expenditures of approximately $230,000. The Company is in the process of increasing the amount of inventory (especially higher priced items) carried in its stores. Pre-opening expenses for new stores average approximately $20,000. The Company has budgeted capital expenditures in fiscal 1996 of $5.6 million for new store openings and other assets being placed in service during fiscal 1996. The Company anticipates capital expenditures of approximately $8.0 million for new store openings and other assets being placed in service during fiscal 1997, a portion of which expenditures will be made late in fiscal 1996.

     The Company's inventory levels and working capital requirements have historically been highest in advance of the Christmas season. The Company has funded these seasonal working capital needs through borrowings under the Company's revolver and increases in trade payables and accrued expenses.

     Management expects that cash flows from operating activities and funds available under its Bank Facility, together with the funds from the Offering, should be sufficient to support the Company's accelerated new store expansion program and to meet debt service requirements and seasonal working capital needs for the foreseeable future.

INFLATION

     The Company believes that inflation generally has not had a material effect on the results of its operations.

                                    BUSINESS

THE COMPANY

     General. Marks Bros. Jewelers, Inc. (the "Company") is a leading, national specialty retailer of fine jewelry (based on number of stores), operating 163 stores in 24 states. Founded in 1895, the Company operates stores in regional and super-regional shopping malls under the names Whitehall Co. Jewellers(R) (123 stores), Lundstrom Jewelers(R) (35 stores) and Marks Bros. Jewelers(TM) (5 stores). The Company offers at competitive prices an in-depth selection of fine jewelry in the following key categories: diamond, gold, precious and semi-precious jewelry. The Company's target customers are middle to upper middle income women over 25 years old. Central to the Company's growth in operating profits and its high store productivity are its small but flexible store format, the absence of recourse credit risk, its strong sales culture and its operating efficiencies at both the store and corporate levels.

     From fiscal 1991 to fiscal 1995, the Company's net sales grew at a compound annual rate of 14.3% from $76.7 million to $131.0 million, while income from operations grew at a compound annual rate of 30.2%, from $5.4 million to $15.4 million. The Company's growth during this period is attributable to (i) new store openings, which resulted in an increase in the number of stores from 111 to 146 stores, (ii) higher store productivity, as average annual sales per store increased from $699,000 to $936,000, and (iii) improved operating efficiencies resulting in an increase in the Company's operating margin from 7.0% to 11.8%. For the six months ended July 31, 1996, the Company's net sales increased by 23.8% as compared to net sales in the first six months of fiscal 1995, and operating margin improved from 7.0% to 8.5%.

     The Company believes it has significant opportunities to increase sales and profitability through an increased number of planned store openings, the implementation of several new sales and merchandising programs designed to continue comparable store sales growth, and continued adherence to its strict operating standards regarding performance of sales personnel, store profitability and cost control.

     Retailing Concepts. The Company's stores currently operate under the names Whitehall Co. Jewellers(R) (123 stores), Lundstrom Jewelers(R) (35 stores) and Marks Bros. Jewelers(TM) (5 stores). Each store concept is designed around an open, brightly-lit and inviting layout which encourages browsing by mall shoppers. The Company's multiple name format allows the Company to open additional stores in malls where it already has profitable locations. Whitehall Co. Jewellers is the Company's primary trademark and is positioned to be somewhat more upscale than the average mall-based jewelry store. Lundstrom Jewelers operates in 35 malls. The Company operates two stores in 30 malls and three stores in one mall. In most cases a Lundstrom store is added to a mall only after the Company has operated a successful Whitehall store in the same center. Generally, Lundstrom is positioned slightly more upscale than Whitehall, with greater emphasis on more expensive diamond and gold merchandise. The Company is testing a new concept that will be closer to a "guild" jewelry retailer. This concept is in the implementation stage, with the first store having opened in May 1996 in a mall in which the Company already operates a Whitehall and a Lundstrom store.

INDUSTRY

     Total retail sales by jewelry stores in the United States in 1995 were approximately $19.4 billion, and such sales grew between 1990 and 1995 at an annual rate of approximately 5.0%, according to the U.S. Department of Commerce.

     The jewelry market is generally divided into three segments: fine jewelry, costume jewelry, and guild jewelry. The broad "fine" jewelry market segment represents a majority of the jewelry market in terms of revenue, and it includes jewelry made from precious metals and gemstones, as well as finer watches. Fine jewelry is sold at a range of price points from middle to upper end, with the upper end consisting of luxury items such as unique design jewelry items and expensive time pieces. Except for a few designer label offerings, fine jewelry is generally not marketed under brand names. Costume jewelry consists of jewelry made of non-precious stones and rhinestones, as well as inexpensive watches. The "guild" market represents a small percentage of the total market.

     Jewelry is mainly distributed through jewelry stores (both independent stores and chains), general merchandise and discount stores, department stores, mail order and catalogs, apparel and accessories stores, and televised home shopping networks. General merchandisers, discount stores, and apparel and accessories stores generally sell costume jewelry and lower-priced "fine" jewelry. Mail order and home shopping distributors generally offer costume jewelry and fine jewelry at low to middle price points. Department stores generally offer a wider assortment of merchandise including a selection of costume, fine and some "guild" jewelry.

     Jewelry stores, including independent stores and jewelry chains, represent the largest distribution channel based on industry sales. Most jewelry stores cater to the broad fine jewelry market offering a variety of items at a range of price points. As of December 31, 1995, there were over 28,000 retail jewelry stores nationwide accounting for almost one-half of all jewelry sales. The retail jewelry industry is highly fragmented with no single chain accounting for a significant percentage of the fine jewelry market.

     The Company believes that the retail jewelry industry is consolidating due to a variety of factors, including (i) bad debt exposure, which impacted jewelry stores that extended recourse credit to customers, (ii) overexpansion of stores and the failure to close unprofitable stores, and (iii) financial risk of high leverage. The Company believes that industry consolidation will continue as independent jewelers find it increasingly difficult to achieve economies of scale in merchandise purchasing and real estate site selection.

OPERATING STRATEGIES

     The Company believes that its success is attributable in large measure to its business strategy which emphasizes adherence to the Company's strict operating standards regarding real estate selection, credit policies, performance of sales personnel, store profitability and cost control. The principal elements of the Company's operating strategies are as follows:

          Small, Flexible Store Format in Regional Malls. The Company believes it has a competitive advantage in obtaining high traffic, "center court" locations in desirable regional and super-regional malls due principally to
     (i) its small average store size of approximately 790 square feet, which, while considerably smaller than the average store size of most of the Company's competitors, generates comparable sales volumes, (ii) its ability to adapt its store design to various sizes and configurations, and (iii) its high average sales per square foot (approximately $1,200 in fiscal
     1995). Over two-thirds of the Company's stores are located in high traffic, "center court" locations. The stores' small flexible format (which lowers the Company's fixed occupancy costs) and high productivity are desirable to mall owners. The stores' open, attractive design appeals to customers, while facilitating foot traffic and enhancing sales opportunities for the Company.

          Absence of Recourse Credit Risk. The Company operates based upon a "no credit risk" policy. When purchasing on credit, customers must use their personal credit cards, the Company's private label credit card (which is available through a third party and is non-recourse to the Company), or other non-recourse third party credit arrangements. The Company's strict policy eliminates its credit risk associated with the customer's failure to pay. This policy also distinguishes the Company from most of its competitors, which not only bear such credit risk, but also rely on finance income in addition to merchandise sales.

          Motivated, Sales-Oriented Store Personnel. The primary responsibility of store sales personnel is selling to customers. To assist them in their selling efforts, store personnel are authorized to discount prices within certain limits and to choose from a variety of return/exchange options to offer the customer. Most non-sale activities are largely centralized. In addition, the absence of internal credit operations reduces the need for sales personnel to focus on many in-store credit activities. Compensation and bonus programs reinforce sales and margin goals on a daily, weekly and monthly basis. The Company continually seeks to enhance the selling skills of its sales associates through recruitment of experienced sales personnel and extensive, ongoing training programs.

          Differentiated Merchandising. The Company offers an in-depth selection of merchandise in several key categories of fine jewelry: diamond, gold, precious and semi-precious jewelry. This "key category" focus is oriented to the Company's target customer, the middle to upper middle income woman. Unlike many of its competitors, the Company carries only a limited selection of watches and virtually no costume jewelry or gift merchandise. During the past four fiscal years the Company has increased its average store inventory at an annual rate of approximately 12.6% in an effort to expand the upper price points and add more depth to the merchandise mix.

          Strict Operating Controls. The Company emphasizes high performance standards, backed by strong incentive programs. Adherence to these standards in the areas of store site selection, sales targets, store profitability and cost control is fundamental to the Company's success. For example, the Company reduced central overhead from $7.5 million (9.8% of net sales) in fiscal 1991 to $7.3 million (5.6% of net sales) in fiscal 1995. During this same period, the Company's net sales increased by over 70% and the number of its stores increased by 32.0%. For the six months ended July 31, 1996, the Company's central overhead represented 5.5% of net sales as compared to 6.1% of net sales for the first six months of fiscal 1995.

GROWTH STRATEGIES

     The Company believes that it has significant opportunities to increase sales and profits through continued execution of its store expansion strategy and continued comparable store sales gains. The key elements of the Company's growth strategies are as follows:

     Further Acceleration of New Store Openings. The Offering is expected to enable the Company to accelerate its new store expansion program from 23 to 28 new stores in fiscal 1997. The Company anticipates opening a total of approximately 60 new stores in fiscal 1997 and 1998 combined. The Company plans to open a total of 19 new stores in fiscal 1996 (including the 18 stores opened as of the date of this Prospectus). The following table shows the Company's store expansion during the periods presented reflecting both store openings and closings for the respective periods:

                                                        YEAR ENDED JANUARY 31,             YEAR ENDING
                                                 ------------------------------------    JANUARY 31, 1997
                NUMBER OF STORES:                1992    1993    1994    1995    1996     (EXPECTED)(1)
    ------------------------------------------   ----    ----    ----    ----    ----    ----------------
    Open at beginning of period...............   109     111     113     122     131            146
    Opened during period......................     8       4      11      11      15             19
    Closed during period......................    (6)     (2)     (2)     (2)     --             (2)
                                                 ---     ---     ---     ---     ---            ---
    Open at end of period.....................   111     113     122     131     146            163
                                                 ===     ===     ===     ===     ===            ===
      Net increase............................     2       2       9       9      15             17

------------------------------
(1) As of the date of the Prospectus, 18 stores have been opened during fiscal 1996.

     To reduce the Company's risk associated with entering new malls, the Company prefers to expand in established malls. In addition, the Company seeks to open additional stores in its existing markets where the Company believes it can obtain greater market penetration. The Company also seeks to identify new geographic markets where it can cluster stores for ease of supervision and increased name recognition. The two most recent examples of the Company's entrance into new geographic markets are St. Louis and Phoenix, both of which the Company entered in fiscal 1994. The Company now has three stores in the Phoenix area, with a fourth store planned to open in fiscal 1997, and five stores in the St. Louis area, with a sixth store planned to open in fiscal 1996. The Company plans to enter the San Diego market in fiscal 1997 with three stores.

     The Company seeks to open new stores in key locations in regional and super-regional malls. The Company's national presence permits it to focus its new store openings on desirable malls throughout the country and often to obtain high traffic, "center court" locations in those malls to maximize exposure to mall shoppers. The Company uses its multiple name format to open additional stores in malls where it already has profitable locations. For example, the Company operates two stores in 29 malls and three stores in one mall.

     The Company continuously evaluates the performance of its stores and closes certain stores from time to time that do not continue to meet its strategic location profile or its performance requirements. The Company has closed one store, and plans to close an additional store, in fiscal 1996. The Company is currently considering closing a limited number of such stores in fiscal 1997 and currently expects that the number of such closings will not vary substantially from historical experience.

     Comparable Store Sales Increases. The Company has achieved comparable store sales increases of 7.6%, 11.0% and 13.4% in fiscal 1994 and 1995 and in the first six months of fiscal 1996, respectively. The Company seeks to achieve comparable store sales increases by (i) continuing to increase merchandise offerings in selected categories (especially higher priced items), (ii) continuing to implement its return/exchange policy, (iii) continuing to expand the use of its non-recourse credit programs, (iv) using enhanced information systems to better monitor merchandise selection and provide important data on key customers, and (v) expanding its "customer friendly" merchandise displays to enhance the shopping experience and to create a more comfortable environment in which to encourage impulse purchases.

MERCHANDISING

     The Company believes that an important element of its success is a focused merchandising strategy that reflects its upscale customer orientation and small store format. The Company seeks to provide a deep assortment of items across a broad range of price points in its key product categories: diamonds (such as diamond jewelry, diamond solitaires and bridal), gold, and precious and semi-precious jewelry. Unlike many of its competitors, the Company carries only a limited selection of watches and virtually no costume jewelry or gift merchandise.

     Each store offers approximately 2,500 individual items, including approximately 500 core jewelry items, which accounted for approximately 40% of net sales during the twelve months ended July 31, 1996. In addition, the Company increasingly seeks to expand its merchandise assortment in higher price points. The Company's average price per merchandise sale has increased from $210 in fiscal 1993 to $229 in fiscal 1994 and $245 in fiscal 1995 and from $253 in the first six months of fiscal 1995 to $262 in the first six months of fiscal 1996.

     In recent years, the Company has increased the average number of items available in its stores to broaden the appeal of its merchandise assortment and expand its product breadth in selected product categories, particularly bridal and other diamond jewelry. For example, store merchandise per store (including consigned items) has grown at a compound annual rate of approximately 12.6% over the past four fiscal years (as measured by the inventory and consigned items on hand at fiscal year end). During the first six months of fiscal 1996, the Company placed a significantly expanded selection of higher priced merchandise in over 30 stores on a test basis. Based on the initial success of this program, the Company plans to expand this program to a number of additional stores.

     The following table sets forth the Company's percentage of total merchandise sales by category for the following periods:

                                                      YEAR ENDED JANUARY 31,                12 MONTHS
                                             -----------------------------------------        ENDED
                                             1992     1993     1994     1995     1996     JULY 31, 1996
                                             -----    -----    -----    -----    -----    -------------
    Diamonds..............................    50.4%    51.4%    54.0%    56.8%    57.6%        57.5%
    Gold..................................    23.9     25.5     26.6     25.0     25.2         25.3
    Precious/Semi-Precious................    19.6     16.8     15.0     15.1     14.6         14.6
    Watches...............................     3.2      3.0      2.7      2.4      2.1          2.2
    Other.................................     2.9      3.3      1.7      0.7      0.5          0.4
                                             -----    -----    -----    -----    -----        -----
         Total............................   100.0%   100.0%   100.0%   100.0%   100.0%       100.0%
                                             =====    =====    =====    =====    =====        =====

     All stores carry the Company's core items. The Company also customizes the merchandising of its stores based upon each store's sales volume, individual market preferences and historical selling patterns. The Company continually tests new items in its stores and monitors their sales performance to identify additional sales opportunities.

     Along with its broad product assortment, the Company also provides jewelry repair services to its customers (sales from which represented approximately four percent of fiscal 1995 net sales). Actual repair work is performed by jewelers under independent contract. Approximately 80 of the Company's stores have jewelers located in the store to provide on-site repair services to the customer. To enhance customer service, the Company plans to continue to expand the number of stores with on-site jewelry repair.

     Pricing Strategy. For purposes of pricing, the Company classifies its merchandise into several broad categories. Consistent with many fine jewelry retailers, a substantial portion of the Company's sales are made at prices discounted from listed reference prices. Sales associates are authorized to discount most merchandise prices within certain limits. Store managers, supervisors, and executive officers of the Company have the ability to further discount merchandise to increase sales. The Company believes that this flexibility and responsiveness enable it to increase sales.

CREDIT

     The Company operates based upon a "no credit risk" policy. When purchasing on credit, customers must use their personal credit cards (e.g., Visa, MasterCard, American Express and others), the Company's private label credit cards, which are available through a third party and are non-recourse to the Company, or other non-recourse third party credit arrangements. Because the Company's credit programs are non-recourse to the Company, the Company has no customer credit risk for non-payment by the customer associated with the sale. At the same time, the Company believes that its ability to offer credit through its "private label" credit cards and other non-recourse arrangements is attractive to many customers, including those who prefer not to have their jewelry purchases count towards their credit limits on their personal third party credit cards. The Company encourages sales on the Company's private label credit card or other non-recourse third-party credit arrangements because customer purchases on this type of credit tend to generate higher average sales. In fiscal 1995, the Company's average credit sale was approximately $600, versus approximately $100 for a purchase paid for with cash or by check. The Company believes that its success in building its non-recourse credit sales has been a significant factor in its improvement in comparable store sales.

     The Company's credit strategy and its focus on a more upscale clientele are interrelated. A substantial portion of the users of private label credit offered by most jewelers tend to be customers with more limited financial resources or a weaker credit history. In contrast, the Company's adherence to a "no credit risk" policy limits the Company's sales to such individuals. Thus, the Company has historically oriented its merchandising programs to appeal to a more affluent, less credit-reliant consumer.

     The Company has established its private label program through Bank One (and other non-recourse credit purveyors), whereby customers may apply for instant credit on merchandise purchases. Under these credit programs, the credit purveyors have no recourse against the Company based on the customer's failure to pay; recourse against the Company is restricted to those limited cases where the receivable itself is defective (such as incorrectly completed documentation or certain situations involving customer fraud). The Company's expense related to these limited cases was approximately 0.5% of sales during fiscal 1995. The Company's credit card discount expense for fiscal 1995 and fiscal 1994 represented 2.6% and 1.9%, respectively, of credit sales for those years. Such discount expense for the six months ended July 31, 1996 represented 3.2% of credit sales for that period, compared to 2.5% for the first six months of 1995. In general, the Company's credit card discount expense is higher for its private label programs than for personal credit cards, such as Visa and MasterCard. Pursuant to the Company's relationship with Bank One, the bank provides credit to the Company's customers using its own credit criteria and policies. The Company pays a fee to Bank One based primarily upon the volume of credit so extended. The Company has similar non-recourse arrangements with other credit providers, which it uses in addition to the Bank One program to assist customers in financing their purchases. In addition, the Company utilizes a check authorization company which guarantees payments on transactions involving personal checks.

     In late fiscal 1995 and fiscal 1996 the Company has experimented with a "First Time Buyers" program through a non-recourse arrangement with Bank One. Under this program, Bank One grants credit to young customers with little or no credit history, for which the Company pays Bank One a significantly higher fee than it pays under its standard program. Based on the costs and results of the program, the Company and Bank One have determined either to eliminate or substantially modify the "First Time Buyers" program.

     The Company has devoted considerable effort and sales training to credit, and it anticipates that its non-recourse credit programs will continue to be a focus of its efforts.

STORE OPERATIONS

     Store Layout. Over two-thirds of the Company's stores are located in high traffic, "center court" locations. Nearly all of the stores have an open entrance rather than the more traditional single-doorway entrance. Stores generally have at least 60 lineal feet of display cases, are brightly-lit and are designed to have display cases situated along the lease line. By formatting the stores in this "customer-friendly" manner and without a formal entryway, a casual mall shopper comes in very close contact with the store's merchandise and personnel without the natural apprehension many have upon "entering" a fine jewelry store. In addition, by utilizing very colorful window or counter signage featuring simple and straightforward messages, the Company has found that shoppers are more apt to browse its product offerings, thereby greatly increasing the possibility of a sale.

     Store Management. Each of the Company's stores is operated under the direction of a store manager who is responsible for management of all store-level operations, including sales and personnel matters. Most non-sales related administrative functions are performed at the Company's corporate office in Chicago. A significant portion of the compensation of store managers is based on incentives which focus on sales productivity. The store managers are assisted by a staff that usually includes an assistant manager and four to eight sales associates, depending upon store operating hours and anticipated sales volume. Matthew M. Patinkin, the Company's Executive Vice President, Store Operations, supervises a total of 23 supervisors who concentrate their efforts on store-focused sales strategies. Each supervisor is based in one store, but spends most of his or her time visiting other stores. The Company's four executive officers spend a substantial percentage of their time visiting stores to reinforce the close communication between senior executives and store personnel. The vast majority of stores were visited at least three times by one of those senior executives in fiscal 1995, and all but one of the Company's stores was visited at least once during that period.

     Operating Cost Controls. The Company's store operations are designed to maintain low operating costs at the store level. The Company's small average store size reduces fixed costs, and the lack of recourse credit eliminates the need for most overhead expenses normally associated with credit operations. The Company also seeks to reduce store-level operating costs through efficient sales staff utilization. To assist store personnel in their selling efforts, many of the administrative functions normally performed at the store level are performed at the corporate level. The Company also has focused on reducing expenses at its central office. Due to computerization, more efficient use of personnel, and the elimination of certain non-essential functions, the Company reduced central overhead from $7.5 million in fiscal 1991 (9.8% of net sales) to $7.3 million in fiscal 1995 (5.6% of net sales). During that period, the Company's sales increased by over 70% and the number of stores increased by 32.0%. Central overhead expenses as a percentage of net sales decreased from 6.1% during the first six months of fiscal 1995 to 5.5% during the comparable period in fiscal 1996.

     Store Employee Compensation. The Company seeks to hire experienced sales personnel and motivate its store employees by linking a substantial percentage of employee compensation to individual and store sales performance, as well as by offering opportunities for promotion within the Company. Employee incentives include bonus opportunities and recognition programs on a daily, weekly and monthly basis. In order to earn a bonus, it is generally necessary for the store to achieve store sales goals and for the individual sales associate or manager to produce personal sales.

     Employee Training. The Company believes that providing knowledgeable and responsive customer service is critical to the Company's success and, accordingly, has developed and implemented extensive employee training programs. In addition to training during the first four weeks of employment and continuous on-the-job training provided by management, the Company has recently produced several training videos to supplement its written training materials for sales associates. Store managers complete a manager training and development program.

ADVERTISING AND PROMOTIONS; CUSTOMER SATISFACTION

     The Company uses in-store and point-of-sale promotional activities as the main elements of its advertising strategy. The bulk of the Company's advertising and promotional budget is dedicated to in-store signage, flyers, special merchandise displays and targeted mailings. Frequent special promotions such as diamond remount events, clearance sales, "Vice President's Day Events," and similar promotions are designed to increase traffic through the Company's stores and generate an urgency for customers to make purchases. These events vary from year to year and among stores. Publicized events are an important part of the Company's marketing efforts, and the Company generates a significant portion of its revenues during such events.

     Policies which promote customer satisfaction and repeat business include the following:

          Return/Exchange Policy. The Company permits store personnel to choose from a variety of return or exchange options to offer the customer, including a 90-day return policy or a 90-day exchange policy. Store personnel are authorized to use their discretion within certain parameters in setting return or exchange policies on individual transactions, and store managers and supervisors are authorized to accept certain returns or exchanges outside these parameters at their discretion. The vast majority of the Company's sales in fiscal 1996 have been made on a 90-day exchange or similar basis, which the Company believes has favorably affected sales.

          Diamond Warranties. The Company offers diamond warranties in connection with purchases of diamond jewelry. Under its guarantee, the Company agrees to replace any diamond lost from its mounting due to a design defect in the item purchased. To keep a warranty in force, the customer must return to the store once every four months to have the mounting checked by Company personnel.

          Diamond Trade-In/Trade-Up Policy. The Company's trade-in policy allows customers to trade-in diamond and certain gemstone merchandise that was purchased at a Company store and receive a credit of 100% of the original cost of the merchandise towards a trade-in for any item of greater value. Customers who do not have written verification but are trading in identifiable Company-sold merchandise may be afforded a similar right. With respect to trade-ins of non-Company merchandise, customers may receive a credit equal to a negotiated amount.

          Layaway Policy. Customers are allowed to put merchandise in layaway for up to one year by making a small deposit (usually 10% to 20% of the purchase price) and by making certain minimum, non-interest bearing payments monthly to the Company. If the customer does not make the required minimum payments, the item is returned to display. Layaway items may not be taken out of the store by the customer until the item is fully paid for.

PURCHASING

     The Company does not manufacture its merchandise. The Company purchases substantially all of its inventory, including loose gems, directly from prime suppliers located in the United States and abroad. The Company utilizes approximately 100 vendors, primarily in the United States, Israel, Italy and the Far East, who supply various jewelry products under U.S. dollar-denominated agreements. During the twelve months ended July 31, 1996, the Company's largest and five largest suppliers accounted for approximately 19% and 39%, respectively, of the merchandise purchased by the Company. The Company also has certain subcontracting arrangements with jewelry finishers to set loose diamonds and gemstones into rings and other jewelry, using styles established by the Company. Management believes that the relationships the Company has established with its suppliers and subcontractors are good. The Company has not experienced any difficulty in obtaining satisfactory sources of supply and believes that adequate alternative sources of supply exist for substantially all types of merchandise sold in its stores.

     The Company maintains a strict quality assurance program, with almost all shipments from suppliers being counted or weighed and visually inspected upon receipt at the Company's headquarters in Chicago, Illinois. On a regular basis, the Company sends randomly-picked merchandise to independent smelters to be assayed for gold content to assure that the merchandise is of the karat represented by the vendor.

     For the twelve months ended July 31, 1996, the Company's average net monthly investment in inventory (i.e., the total cost of inventory owned and paid for) was 66% of the total cost of the Company's on-hand merchandise. The amount of consignment merchandise has increased in recent years. For example, the average amount of consignment merchandise per store has increased from $93,000 on January 31, 1994 to $109,000 on January 31, 1996 and increased from $80,000 on July 31, 1994 to $90,000 on July 31, 1996. The Company is also generally granted favorable exchange privileges which permit it to return or exchange certain unsold merchandise for new products at any time. Those arrangements permit the Company to structure its relationships with vendors to encourage their participation in, and responsibility for, merchandise turnover and profitability. These arrangements permit the Company to have more merchandise available for sale in stores and reduce somewhat the Company's exposure to changes in fashion trends and inventory obsolescence.

MANAGEMENT INFORMATION SYSTEMS

     The Company utilizes customized management information systems throughout its business to facilitate the design and implementation of selling strategies and as an integral part of its financial and other operational controls. In fiscal 1993, the Company completed the installation of its current management information system, an IBM AS400-based system. The system incorporates point-of-sale computers in its stores with a merchandise management and purchase order management system and utilizes software specifically designed for the jewelry industry, which the Company has customized extensively to meet its needs. The information system has been upgraded to support the Company's needs.

     The Company uses the management information system to track each individual item of merchandise from receipt to ultimate sale or return to the vendor. As a result, management can closely monitor inventory by location, sales, gross margin, inventory levels and turnover statistics, reallocating inventory among stores when beneficial. This system also enables management to review each store's and each employee's productivity and performance. Based on the sales data, the Company tailors each store's inventory composition and plans the Company's purchasing requirements accordingly. The system enables the Company to manage its inventory at the store level, including the automatic replenishment of merchandise no less frequently than twice a week.

     The system also automatically provides a daily reconciliation of each store's transactions for prompt investigation of discrepancies. The point-of-sale computers are polled nightly by the headquarters system and updated data is available at the beginning of the following day for use by central office and store supervisory personnel, and for transfer into the Company's accounting, merchandising, and other management information systems.

     The Company's computer systems permit merchandisers to identify sales trends at various levels of detail ranging from major category to the specific stock keeping unit ("SKU"). The Company's best selling items are monitored weekly (and more frequently during peak seasons) to assure that stores are stocked with those items. The merchandising system permits replenishment of items sold or transferred from a store on a next day basis. The Company distributes merchandise from its central warehouse to stores at least twice per week and during peak selling seasons, and the Company replenishes stores daily to insure in-stock conditions. The merchandising system also identifies overstock conditions of higher value SKU's to permit the prompt stock balancing of those more expensive items to stores in which they have the highest probability of selling.

     The Company is now in the process of implementing, through its point-of-sale system, the ability to capture and retain selected customer data from each sale (name, address, phone, birthday, anniversaries, historical purchases, etc.). The data is intended to be used by Company store managers and sales associates in their efforts to contact customers and anticipate and facilitate future add-on purchases by its customers. For example, a husband who buys a diamond necklace for his wife's birthday may receive a mailing approximately a year later suggesting a matching set of diamond earrings. The Company believes that additional sales volume can be achieved by utilizing such programming initiatives.

     The Company recently introduced laptop computers to its supervisors in the field who can now obtain up-to-date financial information on their stores and down-load it on an as-needed basis from the Company's central computer system. The information available via laptop includes, among other items, store sales, gross profit, personnel costs, and sales associates' productivity information.

     Inventory Loss Prevention and Insurance. The Company undertakes substantial efforts to safeguard its jewelry inventory from loss and theft, including the use of security alarm systems and safes at each store and the taking of daily inventory of higher value items. In addition, the Company's inventory management and control system, which tracks each item in the Company's inventory, provides a further check against loss or theft. During fiscal 1995, in-store inventory shrinkage amounted to less than 1.0% of sales. The Company has a full-time manager who directs the Company's loss prevention efforts. The Company maintains insurance (subject to certain deductibles) covering the risk of loss of merchandise in transit and at store premises (whether owned or on consignment) in amounts that the Company believes are reasonable and adequate for the types and amounts of merchandise carried by the Company.

COMPETITION

     The jewelry business is fragmented and highly competitive. The Company competes with national and regional jewelry chains and local independently owned jewelry stores, especially those that operate in malls, as well as with department stores, catalog showrooms, discounters, direct mail suppliers and televised home shopping networks. Certain of the Company's competitors are substantially larger and have greater financial resources than the Company. The Company also believes that it competes for consumers' discretionary spending dollars with retailers that offer merchandise other than jewelry.

     Management believes that the primary competitive factors affecting its operations are store location and atmosphere, quality of sales personnel and service, breadth and depth of merchandise offered, pricing, credit and reputation. The Company emphasizes its merchandise selection, sales personnel, store location and design and pricing in competing in its target market, which is relatively less credit sensitive.

PROPERTIES

     The Company operates 163 stores in 24 states. All of these stores are leased and are located in regional or super-regional malls. The Company's typical mall lease has an initial term of 10 years plus the first partial lease year. Terms generally include a minimum base rent, a percentage rent based on store sales and certain other occupancy charges. All store leases that are subject to renewal in fiscal 1996 have been renewed and of those subject to renewal before Christmas of 1997, all but one have been negotiated. The average remaining life of the leases for the Company's stores is approximately six years. While there can be no assurance, the Company expects to be generally able to renew these leases as they expire.

     The Company also leases approximately 16,700 square feet of office and administrative space in Chicago, Illinois in an office building housing its corporate headquarters, distribution functions and quality assurance operations. This lease expires on May 13, 2002.

TRADEMARKS

     Whitehall Co. Jewellers(@) and Lundstrom Jewelers(@) are registered trademarks in the United States. The Company has filed an application to register Marks Bros. Jewelers(TM) as a trademark in the United States.

EMPLOYEES

     As of July 31, 1996, the Company had a total of 1,046 employees, including 953 store level employees and 93 corporate level merchandising, marketing and administrative employees. The Company usually hires a limited number of temporary employees during each Christmas selling season. None of the Company's employees are represented by a union. The Company believes that its relations with its employees are good.

REGULATION

     The Company's operations are affected by numerous federal and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts, and limitations on the maximum amount of finance charges that may be charged by a credit provider. Although credit to the Company's customers is provided by third parties without recourse to the Company based upon a customer's failure to pay, any restrictive change in the regulation of credit, including the imposition of, or changes in, interest rate ceilings, could adversely affect the cost or availability of credit to the Company's customers and, consequently, the Company's results of operations or financial condition.

     The Company's operations are also affected by federal and state laws relating to marketing practices in the retail jewelry industry. In marketing to its customers, the Company compares many of its prices to "reference prices." The Company's literature indicates to customers that its reference price for an item is either the manufacturer's suggested retail price or the Company's determination of the non-discounted price at which comparable merchandise of like grade or quality is advertised or offered for sale by competitive retailers and is not the Company's current selling price or the price at which it formerly sold such item. Although the Company believes that pricing comparisons are common in the jewelry business and that the Company's practice is in compliance with applicable laws relating to trade practices, there can be no assurance that this position would be upheld.

LEGAL PROCEEDINGS

     The Company is involved in certain legal actions from time to time arising in the ordinary course of business, but management believes that none of these actions, either individually or in the aggregate, will have a material adverse effect on the Company's results of operations or financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the Company's directors and executive officers.

                   NAME                      AGE           POSITION(S) WITH THE COMPANY
------------------------------------------   ---    ------------------------------------------
Hugh M. Patinkin(1)(2)....................   46     Chairman, President and Chief Executive
                                                    Officer and Director
John R. Desjardins(1).....................   46     Executive Vice President, Finance and
                                                    Administration, Treasurer and Secretary
                                                    and Director
Matthew M. Patinkin(1)(2).................   38     Executive Vice President, Store Operations
                                                    and Director
Lynn D. Eisenheim(1)......................   45     Executive Vice President, Merchandising
Rodney L. Goldstein.......................   44     Director
Samuel B. Guren...........................   49     Director
Norman J. Patinkin(2).....................   70     Director
Jack A. Smith.............................   61     Director

------------------------------
(1) Executive officer.
(2) Messrs. Hugh and Matthew Patinkin are brothers. Norman J. Patinkin is a first cousin, once removed, of Messrs. Hugh and Matthew Patinkin.

     Mr. Hugh M. Patinkin has served as President and Chief Executive Officer of the Company since 1989 and was elected its Chairman in February 1996. He has served as a director from 1979 to 1988 and from 1989 to the present. He joined the Company as its Assistant Secretary in 1979. Prior thereto he practiced law with the firm of Sidley & Austin. For information concerning Mr. Patinkin's services to Double P Corp., see "Certain Transactions -- Other."

     Mr. John R. Desjardins joined the Company in 1979 and has served as Executive Vice President, Finance and Administration, Treasurer and Secretary and as a director of the Company since 1989. Previously, he worked as a certified public accountant with Deloitte & Touche L.L.P.

     Mr. Matthew M. Patinkin joined the Company in 1979 and has served as Executive Vice President, Store Operations and as a director of the Company since 1989.

     Mr. Lynn D. Eisenheim joined the Company in 1991 as its Executive Vice President, Merchandising. He has 22 years of experience in the jewelry business, having served with Zale Corporation (where he served as Executive Vice President, Merchandising immediately prior to joining the Company) and Service Merchandise Co.

     Mr. Rodney L. Goldstein has served as a director of the Company since 1989 and served as Chairman from 1989 to February of 1996. Mr. Goldstein is the Managing Partner of Frontenac Company ("Frontenac"), a private equity investment management partnership which he joined in 1981. Mr. Goldstein serves on the Boards of Directors of Eagle River Interactive Inc. and Platinum Entertainment, Inc., as well as a number of privately-held companies.

     Mr. Samuel B. Guren has served as a director of the Company since 1989. Mr. Guren is the Managing Partner of William Blair Venture Management Company and a Managing Director of Robert W. Baird & Co. Incorporated. Mr. Guren served as a Principal of William Blair & Company, L.L.C. from 1983 to February of 1996. Mr. Guren serves on the Boards of Directors of a number of privately-held companies.

     Mr. Norman J. Patinkin has served as a director of the Company since 1989. He is the Chief Executive Officer of each of MC Club Services, Inc. (since
1972), which primarily operates telemarketing service clubs for corporations, S&S Marketing Corp. (since 1979), which operates motor clubs for corporations, and Continental Associates, Inc. (since 1979), which operates travel clubs for corporations.

     Mr. Jack A. Smith has served as director of the Company since July 1996. Mr. Smith is Chairman of the Board and Chief Executive Officer of The Sports Authority, Inc., a national sporting goods chain, which he founded in 1987. Prior to founding The Sports Authority, Mr. Smith served as Chief Operating Officer of Herman's Sporting Goods and held various executive management positions with major national retailers, including Sears & Roebuck, Montgomery Ward and Jefferson Stores. Mr. Smith serves on the Board of Directors of Darden Restaurants, Inc.

BOARD OF DIRECTORS

     The business of the Company is managed under the direction of the Company's Board of Directors. The Board of Directors is presently composed of seven directors. The directors are divided into three classes. Messrs. H. Patinkin, Guren and N. Patinkin comprise Class I, which class will stand for election at the annual meeting of stockholders to be held in 1997. Messrs. Desjardins and Smith comprise Class II, which class will stand for election at the annual meeting of stockholders to be held in 1998. Messrs. M. Patinkin and Goldstein comprise Class III, which class will stand for election at the annual meeting of stockholders to be held in 1999.

     The Company's Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee recommends the firm to be appointed as independent accountants to audit financial statements and to perform services related to the audit, reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's year-end operating results and considers the adequacy of the internal accounting procedures. The Audit Committee consists of Messrs. Goldstein, Guren and N. Patinkin. The Compensation Committee, which also consists of Messrs. Goldstein, Guren and N. Patinkin, reviews and recommends the compensation arrangements for all officers, approves such arrangements for other senior level employees and administers, and takes such other action as may be required in connection with certain compensation and incentive plans of the Company (including the grant of stock options). The Company's Restated By-Laws provide that the Compensation Committee shall be comprised of directors who are not employees of the Company.

COMPENSATION OF DIRECTORS

     Non-employee directors receive compensation of $6,250 per fiscal quarter and $500 per meeting of a committee thereof. Directors who are officers or employees of the Company receive no compensation for serving as directors. All directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors and meetings of committees of the Board of Directors.

     The Company has adopted the 1996 Long-Term Incentive Plan. See "Management -- Stock Plans." Pursuant to this plan, each non-employee director (other than Messrs. Goldstein and Guren) is granted a nonqualified option to purchase 10,000 shares of Common Stock (a "Directors Option") which vests one-third each on the first, second and third anniversaries of grant. The per share exercise price of such options will be equal to the fair market value of the Common Stock on the date of grant of such option. Messrs. N. Patinkin and Smith were granted Directors Options on May 7, 1996 (the date of the closing of the IPO) and July 12, 1996, respectively, at exercise prices of $14.00 and $23.50, respectively, per share.

EXECUTIVE COMPENSATION

     Summary Compensation. The following summary compensation table sets forth certain information concerning compensation for services rendered in all capacities awarded to, earned by or paid to the Company's Chief Executive Officer and the other named executive officers during the year ended January 31, 1996.

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                                                   COMPENSATION AWARDS
                                                                                -------------------------
                                                       ANNUAL COMPENSATION      RESTRICTED     SECURITIES
                                           FISCAL     ---------------------       STOCK        UNDERLYING
      NAME AND PRINCIPAL POSITION           YEAR       SALARY       BONUS       AWARDS(1)       OPTIONS
----------------------------------------   ------     --------     --------     ----------     ----------
Hugh M. Patinkin
  President and Chief Executive
  Officer...............................    1995      $255,000     $191,250      $ 223,576       228,337
John R. Desjardins
  Executive Vice President, Finance
  and Administration, Treasurer and
  Secretary.............................    1995       234,000      175,500        128,001       154,603
Matthew M. Patinkin
  Executive Vice President,
  Store Operations......................    1995       200,000      150,000        102,401       124,634
Lynn D. Eisenheim
  Executive Vice President,
  Merchandising.........................    1995       160,000      120,000         --            69,040

------------------------------
(1) Represents restricted stock awards (which are the only restricted shares held by such executive officers) which became no longer subject to forfeiture upon the consummation of the IPO. The value is calculated by multiplying an assumed fair market value at January 31, 1996, based upon an independent appraisal at September 28, 1995 (the date of award) by the number of restricted shares awarded. Dividends will be payable on the shares if and to the extent paid on shares of Common Stock generally.

     General Information Regarding Options. The following tables show information regarding stock options held by the executive officers named in the Summary Compensation Table.

                  OPTION GRANTS IN YEAR ENDED JANUARY 31, 1996

                                             NUMBER OF     % OF TOTAL
                                             UNDERLYING     OPTIONS                                GRANT DATE
                                              OPTIONS      GRANTED TO    EXERCISE    EXPIRATION     PRESENT
                                             GRANTED(1)    EMPLOYEES      PRICE         DATE       VALUE $(2)
                                             ----------    ----------    --------    ----------    ----------
Hugh M. Patinkin..........................     228,337        33.6%       $ 0.99      9/28/2000     $136,277
John R. Desjardins........................     154,603        22.7          0.90      5/31/2001       98,993
Matthew M. Patinkin.......................     124,634        18.3          0.99      9/28/2000       74,384
Lynn D. Eisenheim.........................      69,040        10.1          0.90      5/31/2001       44,206

------------------------------
(1) These options became no longer subject to forfeiture upon the consummation of the IPO.

(2) Option values computed using the Black-Scholes pricing formula. See Note 12 of Notes to Financial Statements for a description of the assumptions used.

                                 OPTION VALUES

                                                        NUMBER OF SECURITIES
                                                       UNDERLYING UNEXERCISED         VALUE OF
                                                             OPTIONS AT              UNEXERCISED
                                                          JANUARY 31, 1996          IN-THE-MONEY
                                                       ----------------------        OPTIONS AT
                                                          UNEXERCISABLE(1)       JANUARY 31, 1996(2)
                                                       ----------------------    -------------------
    Hugh M. Patinkin................................           228,337               $ 1,372,305
    John R. Desjardins..............................           154,603                   943,078
    Matthew M. Patinkin.............................           124,634                   749,050
    Lynn D. Eisenheim...............................            69,040                   421,144

------------------------------
(1) All such options became exercisable upon consummation of the IPO.

(2) Represents the aggregate dollar value of in-the-money, unexercised options held at the end of the fiscal year, based on the difference between the exercise price and $7.00. There was no quoted trading price for the Common Stock as of January 31, 1996. The amount of $7.00 was used in measuring option value, which amount represents the IPO price of $14.00 per share, reduced by (i) a 35% discount for lack of marketability as of such date and
     (ii) a reduction of $2.10 (being the amount of debt discount realized upon consummation of the IPO and the Recapitalization, divided by the weighted average number of common shares and common share equivalents to be outstanding upon such consummation).

MANAGEMENT BONUS PLAN

     The Chief Executive Officer and each of the other executive officers named in the Summary Compensation Table above are eligible to participate in the Company's Management Bonus Plan. Under this bonus program each executive officer is entitled to receive a bonus (not to exceed 100% of base salary for fiscal
1996) based on the achievement by the Company of specified levels of earnings before interest and taxes. Awards are determined by the Compensation Committee.

STOCK PLANS

     1995 Options and Restricted Stock Grants. In fiscal 1995 the Board of Directors and stockholders of the Company approved the 1995 Executive Incentive Stock Option Plan and the 1995 Incentive Stock Option Plan (the "1995 Plans"). Under the 1995 Plans, the Company may grant incentive stock options (the "1995 Options") within the meaning of Section 422 of the Code to its executive officers and key employees. A total of 693,098 shares of Common Stock may be issued under the 1995 Plans, subject to adjustment in the event of a stock split, stock dividend or other changes in capital structure. No grants may be made under the 1995 Plans after ten years after the effective dates of the 1995 Plans.

     The purposes of the 1995 Plans are to align the interests of the Company's stockholders and the recipients of grants under the 1995 Plans by increasing the proprietary interest of such recipients in the Company's growth and success and to advance the interests of the Company by attracting and retaining officers and other key employees.

     The 1995 Executive Incentive Stock Option Plan is administered by the Compensation Committee. The 1995 Incentive Stock Option Plan is administered by the President of the Company, who is authorized to select eligible officers and other key employees for participation in that plan.

     In the case of options granted under the 1995 Plans, the purchase price of shares of Common Stock may not be less than 100% of the fair market value of such shares of Common Stock on the date of grant. The aggregate fair market value (determined as of the date the option is granted) of the stock with respect to which 1995 Options are exercisable for the first time by the optionee in any calendar year (under the 1995 Plans and any other incentive stock option plan of the Company) may not exceed $100,000. Options granted under the 1995 Plans may not be exercised after ten years from the date of grant. In the case of any eligible employee who owns or is deemed to own stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the exercise price of any 1995 Options granted under the 1995 Plans may not be less than 110% of the fair market value of the Common Stock on the date of grant, and the exercise period may not exceed five years from the date of grant.

     The number of shares currently subject to 1995 Options granted to the executive officers of the Company are as follows: Mr. H. Patinkin (155,537 shares), Mr. Desjardins (142,603 shares), Mr. M. Patinkin (92,734 shares) and Mr. Eisenheim (59,040 shares) and all executive officers as a group (449,914 shares). Such options may be exercised until the expiration date, which, in the case of Messrs. H. Patinkin and M. Patinkin is September 28, 2000, and in the case of Messrs. Desjardins and Eisenheim is May 31, 2001. All options granted to these four executive officers are fully exercisable. In connection with the Offering, the four executive officers will exercise options for 132,000 shares (146,250 shares if the Underwriters' over-allotment option is exercised in full). Options for 103,846 additional shares granted to other employees are currently outstanding.

     In fiscal 1995, the Company also made restricted stock grants, which become no longer subject to forfeiture only upon the happening of the events referred to above (including the consummation of the Offering) to the following executive officers: Mr. H. Patinkin (249,268 shares), Mr. Desjardins (142,711 shares) and Mr. M. Patinkin (114,169 shares).

     1996 Plan. In connection with the IPO, the Board of Directors and stockholders of the Company approved the 1996 Long-Term Incentive Plan (the "1996 Plan"). Under the 1996 Plan, the Company may grant incentive stock options ("ISOs") within the meaning of Section 422 of the Code, or nonqualified stock options. The 1996 Plan also provides for the grant of stock appreciation rights ("SARs"), bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures, and performance shares. Performance shares are rights, contingent upon the attainment of performance measures within a specified performance period, to receive one share of Common Stock, which may be restricted, or the fair market value of such performance share in cash. A total of 774,631 shares of Common Stock have been reserved for issuance under the 1996 Plan, subject to adjustment in the event of a stock split, stock dividend or other changes in capital structure. No grants may be made under the 1996 Plan after ten years after its effective date. The 1996 Plan also provides for the automatic grants of stock options to non-employee directors described above under the heading "-- Compensation of Directors." The total number of options that may be granted under the 1996 Plan together with the total number of 1995 Options will represent 15% of the Common Stock of the Company outstanding immediately after the consummation of the Offering (assuming the exercise of all such options). Therefore, the amounts of options may vary depending upon whether the Underwriters' over-allotment option is exercised.

     The purposes of the 1996 Plan are to align the interests of the Company's stockholders and the recipients of grants under the 1996 Plan by increasing the proprietary interest of such recipients in the Company's growth and success and to advance the interests of the Company by attracting and retaining officers and other key employees and well-qualified independent directors.

     The 1996 Plan is administered by the Compensation Committee. Subject to the terms of the 1996 Plan, the Compensation Committee is authorized to select eligible officers and other key employees for participation in the 1996 Plan and to determine the number of shares of Common Stock subject to the awards granted thereunder, the exercise price, if any, the time and conditions of exercise, and all other terms and conditions of such award.

     The Compensation Committee may delegate some or all of its power and authority under the 1996 Plan, to the Chief Executive Officer or other executive officer of the Company as it deems appropriate; provided, however, that the Compensation Committee may not delegate its power and authority with regard to the selection for participation in the 1996 Plan of an officer or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an option grant to such an officer or other person.

     In the case of options granted under the 1996 Plan, the purchase price of shares of Common Stock will be determined by the Compensation Committee at the time of grant, but may not be less than 100% of the fair market value of such shares of Common Stock on the date of grant. The aggregate fair market value (determined as of the date the option is granted) of the stock with respect to which ISOs are exercisable for the first time by the optionee in any calendar year (under the 1996 Plan and any other incentive stock option plan of the Company) may not exceed $100,000. Options granted under the 1996 Plan may not be exercised after ten years from the date of grants. In the case of any eligible employee who owns or is deemed to own stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the exercise price of any ISOs granted under the 1996 Plan may not be less than 110% of the fair market value of the Common Stock on the date of grant, and the exercise period may not exceed five years from the date of grant. All stock options will become immediately exercisable upon certain changes of control of the Company or, in the case of the four executive officers, certain other events for which they would receive payments under their severance agreements described below.

     The Compensation Committee made grants under the 1996 Plan, effective upon the completion of IPO, of options to purchase Common Stock to executive officers named in the Summary Compensation Table as follows: Mr. H. Patinkin (312,835 shares), Mr. Desjardins (169,766 shares), Mr. M. Patinkin (169,766 shares) and Mr. Eisenheim (32,173 shares). Each such stock option has a per share exercise price equal to $14.00 (the IPO price), will become exercisable in cumulative annual installments of 25% of the shares subject to option beginning on the first anniversary of the date of grant, and will expire ten years after the commencement date of the IPO (i.e. May 7, 2006). The options granted to Mr. H. Patinkin and Mr. M. Patinkin are non-qualified stock options. Of the options granted to Mr. Desjardins, 28,550 are incentive stock options, and 141,216 are nonqualified stock options. Substantially all of the options granted to Mr. Eisenheim are incentive stock options. A grant was made under the 1996 Plan, effective upon the commencement of the IPO, of nonqualified options to purchase 10,000 shares of Common Stock with the same exercise price to Mr. N. Patinkin, a non-employee director. A grant was made on July 12, 1996 under the 1996 Plan of nonqualified options to purchase 10,000 shares of Common Stock to Mr. Smith at an exercise price of $23.50 per share. See "Management -- Compensation of Directors." As of October 10, 1996, additional grants of incentive stock options covering a total of 32,915 shares of Common Stock may be made to other employees or directors.

     The Company has registered under the Securities Act all shares of Common Stock issued or issuable pursuant to the 1995 Options and the 1996 Plan.

SEVERANCE AGREEMENTS

     The Company has entered into severance agreements with its four executive officers and 14 of its other management employees which provide for certain payments after a "change of control." A "change of control" is defined under these agreements to include (i) an acquisition by a third party (excluding certain affiliates of the Company) of beneficial ownership of at least 25% of the outstanding shares of Common Stock, (ii) a change in a majority of the incumbent Board of Directors and (iii) merger, consolidation or sale of substantially all of the Company's assets if the Company's shareholders do not continue to own at least 60% of the equity of the surviving or resulting entity. Pursuant to these agreements such employees will receive certain payments and benefits if they terminate employment voluntarily six months after a "change of control," or earlier if they terminate for "good reason," as defined in such agreements (such as certain changes in duties, titles, compensation, benefits or work locations) or if they are terminated by the Company after a change of control, other than for "cause," as so defined. The severance agreements for the four executive officers also provide for certain payments absent a change of control if they terminate employment for "good reason" or if they are terminated by the Company, other than for "cause". In the case of the four executive officers, their payment will equal 2.5 times (1.5 times if a change of control has not occurred) their highest salary plus bonus over the five years preceding the change of control, together with continuation of health and other insurance benefits for 30 months (18 months if a change of control has not occurred). In the case of the other employees, such payments will equal their highest salary plus bonus over the five years preceding the change of control with continuation of health and other insurance benefits for one year. The severance agreements also provide for payment of bonus for any partial year worked at termination of employment equal to the higher of (x) the employee's average bonus for the immediately preceding two years and (y) 50% of the maximum bonus the employee could have earned in the year employment terminates, pro rated for the portion of the year completed. To the extent any payments to any of the four senior executives under these agreements would constitute an "excess parachute payment" under Section 280G(b)(1) of the Code, such payments will be "grossed up" for any excise tax payable under such section, so that the amount retained after paying all federal income taxes due would be the same as such person would have retained if such section had not been applicable.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to the IPO, Mr. Hugh M. Patinkin served as a member of the Compensation Committee of the Board of Directors. Mr. Patinkin has not participated in decisions regarding his own compensation and he did not participate in decisions relating to the approval of the 1995 Plan. See "Certain Transactions -- Other" for a discussion of transactions involving Mr. H. Patinkin and relatives of Mr. N. Patinkin.

                              CERTAIN TRANSACTIONS

REGISTRATION RIGHTS

     Pursuant to the Second Amended and Restated Registration Agreement (the "Registration Agreement") effective as of May 7, 1996, the Company granted to Frontenac Venture V Limited Partnership, Frontenac Diversified III Limited Partnership, Continental Illinois Venture Corporation, and William Blair Venture Partners III Limited Partnership, and Hugh M. Patinkin, Matthew M. Patinkin and John R. Desjardins (executive officers of the Company) and certain related persons (the "Purchasers"), certain rights to require the Company to take action to register under the Securities Act the sale of shares of Common Stock (the "Registrable Shares") held by them. The number of such registrations which the Company is obligated to effect is limited to four. The Registration Agreement also provides that, in the event the Company proposes to register any of its securities under the Securities Act at any time or times, subject to certain limitations, the Company will use its best efforts to include the Registrable Shares in such registration upon the request of the Purchasers. Pursuant to the Registration Agreement, shares offered hereby by the Selling Stockholders and shares that may be sold by the Selling Stockholders upon the exercise of the Underwriters' over-allotment option are being included in the registration statement of which this Prospectus is a part. The Company is generally required to bear the expenses of all such registrations, except underwriting discounts and commissions. The Company also has agreed to indemnify the Purchasers and their controlling persons against certain liabilities, including liabilities under the Securities Act. In addition, pursuant to the Registration Agreement effective as of May 7, 1996 between the Company and the ESOP Trust (the "ESOP Registration Agreement"), the ESOP has the right to demand one registration with respect to the shares of Common Stock it holds. After this Offering, holders of 3,638,890 shares of Common Stock not sold in the IPO or the Offering (and an additional 278,874 shares of Common Stock subject to currently exercisable options) will have registration rights under one of the Registration Agreements described above.

OTHER

     The Company has from time to time purchased some jewelry merchandise from MBM Co., an entity which as of January 31, 1996 was owned by a brother of Messrs. Hugh and Matthew Patinkin and the children of Mr. Norman Patinkin. The children of Mr. Norman Patinkin no longer have any ownership interest in MBM Co. The amounts purchased by the Company from MBM Co. in fiscal 1993, 1994 and 1995 were $34,000, $161,000 and $80,000, respectively. The Company believes that the prices paid in these purchases were as favorable to the Company as those generally available from third parties.

     The Company provides certain office services to Double P Corp. ("Double P") and Clark Foods Corp., which own and operate primarily mall-based snack food stores, and in which Messrs. H. Patinkin, Desjardins and M. Patinkin own a majority equity interest. For these services, Double P pays the Company $300 per month. Mr. H. Patinkin spends a limited amount of time providing services to Double P and Clark Foods Corp. In two cases the Company and Double P have negotiated jointly with a landlord with respect to spaces offered by a landlord and then divided and separately leased portions of the space offered. Following the IPO, the Company's policy has required that the terms of any such leases must be approved by a majority of the Company's outside directors.

ESOP RESTRUCTURING

     In 1988, the Company established the ESOP to acquire from certain stockholders shares of the Company's Class B Common Stock for the benefit of employees. The ESOP subsequently borrowed $70 million (the "ESOP Debt") from the Company for the purpose of acquiring 27,000 shares of Class B Common Stock (the "Class B Shares") from such stockholders. The group of stockholders from whom the ESOP acquired shares included Hugh M. Patinkin and Matthew M. Patinkin, who are affiliates of the Company. The vast majority of the proceeds from such sale were paid to persons who are not currently affiliates of the Company. See "Management."

     Concurrently with the consummation of the IPO and the Recapitalization in May 1996, (i) the ESOP transferred to the Company 8,206 shares of Class B Common Stock in exchange for the elimination of the ESOP Debt totalling approximately $33 million at January 31, 1996, (ii) the ESOP consented to the cancellation of the dividend preference ($17.1 million) with respect to the shares of Class B Common Stock allocated to the accounts of ESOP participants in exchange for the transfer from the Company of 216,263 shares of Common Stock, (iii) each share of Class B Common Stock owned by the ESOP was exchanged for approximately 35.4 shares of Common Stock, (iv) all shares of Common Stock held by the ESOP were allocated to each individual participant's accounts, (v) the Company obligations to make contributions to the ESOP were eliminated, and (vi) the Company's obligation to purchase shares of Common Stock distributed by the ESOP to participants was eliminated for so long as the shares of Common Stock remain actively traded on a national quotation service or a national stock exchange. After giving effect to the restructuring of the ESOP, 12,053 shares and 3,246 shares of Common Stock were allocated to the ESOP accounts of John R. Desjardins and Lynn D. Eisenheim, respectively, who are the only directors or executive officers who participate in the ESOP.

                          SUMMARY OF DEBT INSTRUMENTS

     As part of the Recapitalization in May 1996, the Company completed a restructuring of its outstanding indebtedness to consist of (i) the Subordinated Notes, (ii) the Bank Facility and (iii) the Gold Consignment Facility. The Company used the net proceeds of the IPO, together with the funds generated by the Notes Offering, the Bank Facility and the Gold Consignment Facility, to repay in full all of the Company's bank indebtedness and subordinated debt currently outstanding and for working capital and other general corporate purposes. In addition, simultaneously with the completion of the Offering, the Company completed a restructuring of its ESOP, as more fully described under "Certain Transactions -- ESOP Restructuring." The following summaries of the material terms of the Subordinated Notes, the Bank Facility and the Gold Consignment Facility do not purport to be complete and are subject to all of the provisions of the respective governing agreements relating thereto, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

BANK FACILITY

     The Company's $43.75 million secured credit facility (the "Bank Facility") consists of a $29 million revolving senior secured line of credit (including a $5 million letter of credit subfacility) (the "Revolver") and a $14.75 million senior secured term loan (the "Term Loan") which is payable in quarterly installments over five years. The Revolver is a five-year, revolving line of credit, providing for up to $29 million in borrowings (the "Commitment Amount"). The Company may repay the Revolver, in whole or in part, at any time, and re-borrow monies up to the Commitment Amount. Available borrowings under the Revolver are subject to a borrowing base determined based on levels of inventory and accounts receivable (which borrowing base was $28.3 million as of September 30, 1996). The Company may also repay the entire outstanding balance and terminate the agreement governing the Bank Facility (the "Bank Agreement") at any time. At September 30, 1996, $9.7 million was outstanding under the Revolver.

     Upon consummation of the Offering, the Term Loan will be repaid and the Bank Facility will be converted into a $43.75 million reducing revolver, with the borrowings thereunder limited to the borrowing base and with the Commitment Amount reducing over five years to $29.0 million.

     At the Company's option, borrowings under the Bank Facility bear interest during the first two years at a rate per annum equal to (i) the base rate as established and charged by the lender from time to time (the "Base Rate") plus 0.5% or (ii) the reserve adjusted Eurodollar interbank offered rate (the "LIBOR Rate") plus 2.5%. Thereafter, borrowings under the Bank Facility will bear interest, at the Company's option, at the Base Rate or the LIBOR Rate plus, in each case, an applicable margin that will fluctuate depending on the Company's leverage ratio. Interest is calculated on the average outstanding principal balance and is payable monthly (if based on the Base Rate) or payable on the last day of each 1, 2 or 3 month interest period applicable thereto or at maturity (if based on the LIBOR Rate). The Bank Facility is secured by a first priority lien on all of the assets of the Company.

     The Bank Agreement contains affirmative and negative covenants, including restrictions on the Company's ability to (i) merge or consolidate, (ii) divest or sell any guarantor entity, (iii) create liens on the Company's assets, (iv) create or guaranty additional indebtedness, (v) pay dividends, (vi) conduct business with related entities, (vii) make certain investments, (viii) make acquisitions of entities or (ix) sell assets. In addition, the Company is required to maintain a non-recourse credit program similar to its current arrangement with Bank One. The Bank Agreement also includes various financial covenants based on levels of funded debt, capital expenditures and earnings before interest, taxes, depreciation and amortization and contains customary events of default provisions.

GOLD CONSIGNMENT FACILITY

     The Gold Consignment Facility has a five-year initial commitment period. Pursuant to the Gold Consignment Facility, the Company has the option either to sell up to $16 million of fine gold to one or more financial institutions, which will, in turn, consign the gold to the Company or to borrow revolving loans limited to an amount based upon the value of gold owned by the Company. The Gold Consignment Facility is secured by the gold owned by the Company and the gold consigned and is subject to financial, affirmative and negative covenants and default provisions that are substantially similar to those applicable to the Bank Facility. The Company bears the risk of physical loss, damage or destruction of gold consigned to it.

     Under the Gold Consignment Facility, the Company pays a consignment fee equal to either the Consignment Base Rate or the Consignment Fixed Rate multiplied by the Fair Market Value of consigned gold outstanding. "Consignment Base Rate" means a rate per annum determined by the bank from time to time plus 2.5%. "Consignment Fixed Rate" means the rate per annum equal to (a) the greater of (i) the LIBOR Rate minus the average of rates quoted to the bank as the London Interbank Bullion Rates and (ii) zero, plus (b) 2.5%. "Fair Market Value" means the Second London Fix. The consignment fee with respect to Base Rate Amounts is payable monthly in arrears and the consignment fee with respect to Fixed Rate Amounts is payable on the last day of each interest period applicable thereto. During the second quarter, the Company sold 39,000 troy ounces of gold for approximately $15.3 million pursuant to the Gold Consignment Facility, which gold had a Fair Market Value of $14.8 million as of September 30, 1996. As of October 10, 1996, the weighted average consignment fee rate being paid by the Company was 4.0%.

SUBORDINATED NOTES

     As part of the Recapitalization, the Company issued (a) $12.0 million aggregate principal amount of Senior Subordinated Notes Due 2004 (the "Series C Notes") and (b) $8.0 million aggregate principal amount of Senior Subordinated Notes Due 2004 (the "Series D Notes"). The Series C Notes and the Series D Notes (collectively, the "Subordinated Notes") are unsecured general obligations of the Company and are subordinated to all existing and future senior indebtedness of the Company, including all amounts to be outstanding under the Bank Facility.

     The Series C Notes bear interest at 12.15% per annum and mature in October 2004. Quarterly installments of principal on the Series C Notes in the amount of $855,000 are mandatorily prepayable, commencing July 2001 through operation of a mandatory sinking fund. The Company may prepay the Series C Notes at any time on or after July 2001, at declining redemption prices, together with interest accrued thereon to the date set for redemption.

     The Series D Notes bear interest at the rate of (a) 15% per annum, payable in cash, plus (b) for subsequent periods commencing May 1, 1998, 1% per annum (increasing in 1% increments per each subsequent year commencing May 1, 1999) ("Additional Interest"), which Additional Interest is payable, at the option of the Company, in cash or by delivery of additional Series B Notes. The Series B Notes mature in October 2004. Quarterly installments of principal of the Series B Notes in the amount of 1/14th of the outstanding principal balance of the Series B Notes on July 31, 2001 are mandatorily prepayable, commencing July 2001, through operation of a mandatory sinking fund. The Company may prepay the Series D Notes at declining redemption prices (currently 112%, or $8,960,000), together with accrued and unpaid interest to the date of redemption.

     The indenture governing the terms of the Subordinated Notes (the "Indenture") contains a number of financial, affirmative and negative covenants. The Indenture includes affirmative covenants relating to, among other things, the delivery of certain financial information and maintenance of properties and insurance. The Indenture contains certain negative covenants, including, among other things, limitations on indebtedness, restricted payments (including the payment of dividends), liens, sales and leases of property, mergers, investments and transactions with affiliates. The Indenture also includes financial covenants requiring the Company to maintain (a) minimum fixed charge coverage ratios (varying over time); (b) minimum levels (varying over time) of consolidated tangible net worth; and (c) maximum ratios (varying over time) of funded debt to earnings before interest, taxes, depreciation and amortization.

     The Company intends to use a portion of the proceeds of the Offering to prepay in full the Series D Notes in fiscal 1996. In addition, the Company may use a portion of such proceeds to purchase a portion of the Series C Notes.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of Common Stock as of the date of this Prospectus and as adjusted to reflect the sale of shares of Common Stock by the Company and by the Selling Stockholders being offered hereby, by (i) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each Selling Stockholder, (iii) each director of the Company, (iv) each of the executive officers named in the Summary Compensation Table and (v) all directors and executive officers of the Company as a group.

                                           BENEFICIAL OWNERSHIP                    BENEFICIAL OWNERSHIP
                                               PRIOR TO THE                             AFTER THE
                                              OFFERING(1)(2)          SHARES          OFFERING(1)(2)
                                          -----------------------      BEING      ----------------------
                  NAME                     NUMBER         PERCENT     OFFERED      NUMBER        PERCENT
----------------------------------------  ---------       -------     -------     ---------      -------
Frontenac Venture V Limited
  Partnership(3)
  135 S. LaSalle Street
  Chicago, IL 60603.....................    712,247          8.5%          --       712,247         7.4%
Frontenac Diversified III
  Limited Partnership(4)
  135 S. LaSalle Street
  Chicago, IL 60603.....................    325,425          3.9      325,425            --          --
Continental Illinois Venture Corporation
  231 S. LaSalle Street
  Chicago, IL 60697.....................    611,335          7.3      152,834       458,501         4.8
William Blair Venture Partners III
  Limited Partnership(5)
  222 West Adams
  Chicago, IL 60606.....................    464,437          5.5      232,219       232,218         2.4
Hugh M. Patinkin*(6)....................    714,586          8.4       12,000       702,586         7.2
Matthew M. Patinkin*(7).................    450,848          5.3       25,000       425,848         4.4
John R. Desjardins*(8)..................    332,723          3.9       75,000       257,723         2.7
Lynn D. Eisenheim*(9)...................     72,286           **       20,000        52,286          **
Rodney L. Goldstein+(3)(4)..............  1,037,672         12.4      325,425       712,247         7.4
Samuel B. Guren+(5).....................    464,437          5.5      232,219       232,218         2.4
Jack A. Smith...........................     --             --          --           --            --
Norman J. Patinkin(10)..................     69,726           **        --           69,726          **
Avy H. Stein............................     26,365           **       26,365        --            --
John R. Willis..........................     21,421           **       21,421        --            --
U.S. Trust Company of California, N.A.,
  as trustee for the ESOP Trust,
  1300 Eye Street, N.W., Suite 280 East
  Washington, D.C. 20005(11)............    828,025          9.9      211,736       616,289         6.4
All executive officers and directors as
  a group (8 persons)...................  3,105,827         35.2      689,644     2,416,183        24.4

------------------------------
  * The mailing address of each of these individuals is c/o the Company, 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

  + The mailing address for Mr. Goldstein is c/o Frontenac Company, 135 S. LaSalle Street, Chicago, IL 60603. The mailing address for Mr. Guren is c/o Baird Capital Partners, 135 S. LaSalle Street Suite 2610, Chicago, IL 60603.

 **  Less than 1%.

 (1) Except as set forth in the footnotes to this table, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them. The Company and certain Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 330,300 shares of Common Stock, solely to cover over-allotments, if any, as follows: the Company, 165,000 shares; Continental Illinois Venture Corporation, 22,925 shares; William Blair Venture Partners III Limited Partnership, 34,833 shares; John R. Desjardins, 11,250 shares; Lynn D. Eisenheim, 3,000 shares; and U.S. Trust Fiduciary Services, as trustee for the ESOP, 93,292 shares.

 (2) Without giving effect to the Underwriters' over-allotment option. Where indicated in the footnotes to this table, includes Common Stock issuable pursuant to stock options exercisable within 60 days of the Offering.

 (3) Rodney L. Goldstein is a general partner of Frontenac Company, which is the general partner of Frontenac Venture V Limited Partnership, and accordingly, may be attributed beneficial ownership of the shares owned by Frontenac Venture V Limited Partnership. Mr. Goldstein disclaims beneficial ownership of such shares beyond his ownership interests in Frontenac Company. Mr. Goldstein serves as Director of the Company as nominee of Frontenac Venture V Limited Partnership.

 (4) Frontenac Company is the general partner, and the Teachers' Retirement System of the State of Illinois is the sole limited partner, of Frontenac Diversified III Limited Partnership. Rodney L. Goldstein is a general partner of Frontenac Company and, accordingly, may be attributed beneficial ownership of the shares owned by Frontenac Diversified III Limited Partnership. Mr. Goldstein disclaims beneficial ownership of such shares beyond his ownership interests in Frontenac Company.

 (5) Samuel B. Guren is the general partner of William Blair Venture Management Company, which is the general partner of William Blair Venture Partners III Limited Partnership, and, accordingly, Mr. Guren may be attributed beneficial ownership of the shares owned by William Blair Venture Partners III Limited Partnership. Mr. Guren disclaims beneficial ownership of such shares beyond his ownership interest in William Blair Venture Partners III Limited Partnership. Mr. Guren serves as a Director of the Company as nominee of William Blair Venture Partners III Limited Partnership. None of these entities have any other relationship with the Company.

 (6) Includes 155,537 shares of Common Stock issuable pursuant to presently exercisable stock options, of which options for 12,000 shares will be exercised in connection with the Offering. Includes 206,035 shares beneficially owned by Hugh M. Patinkin, which shares are held by Sheila C. Patinkin and Robert Bergman, as Trustees of the Hugh M. Patinkin 1994 Family Trust U/A/D 11/18/94. Includes 23,376 shares held by Hugh M. Patinkin and Sheila C. Patinkin, as Trustees of various trusts for the benefit of their children, all of which such shares are subject to shared voting power by Hugh M. Patinkin and Sheila C. Patinkin. Includes 11,120 shares held by Hugh M. Patinkin, Sheila C. Patinkin and Harold Patinkin, as Trustees of various trusts for the benefit of the children of Hugh M. Patinkin and Sheila C. Patinkin, all of which such shares are subject to shared voting power by Hugh M. Patinkin, Sheila C. Patinkin and Harold Patinkin. Includes 36,451 shares held by Hugh M. Patinkin, Mark A. Patinkin and Matthew M. Patinkin, as Trustees of the Patinkin 1994 Grandchildren's Trust U/A/D 11/18/94, with respect to which shares Hugh M. Patinkin, Mark
     A. Patinkin and Matthew M. Patinkin share voting power.

 (7) Includes 92,734 shares of Common Stock issuable pursuant to presently exercisable stock options, of which options for 25,000 shares will be exercised in connection with the Offering. Includes 114,235 shares beneficially owned by Matthew M. Patinkin, which shares are held by Robin
     J. Patinkin and Debra Soffer, as Trustees of the Matthew M. Patinkin 1994 Family Trust U/A/D/ 12/19/94. Includes 16,646 shares held by Matthew M. Patinkin and Robin J. Patinkin, as Trustees of various trusts for the benefit of their children, all of which such shares are subject to shared voting power by Matthew M. Patinkin and Robin J. Patinkin. Includes 8,854 shares held by Robin J. Patinkin, as Trustee of various trusts for the benefit of the children of Matthew M. Patinkin and Robin J. Patinkin, with respect to which shares Matthew M. Patinkin disclaims beneficial ownership. Includes 36,451 shares held by Matthew M. Patinkin, Hugh M. Patinkin and Mark A. Patinkin, as Trustees of the Patinkin 1994 Grandchildren's Trust U/A/D 11/18/94, with respect to which shares Matthew M. Patinkin, Hugh M. Patinkin and Mark A. Patinkin share voting power.

 (8) Includes 142,603 shares of Common Stock issuable pursuant to presently exercisable stock options, of which options for 75,000 shares (86,250 shares if the Underwriters' over-allotment option is exercised in full) will be exercised in connection with the Offering. Includes 22,282 shares beneficially owned by John R. Desjardins, which shares are held by Cheryl Desjardins and Stephen Kendig, as Trustees of the John R. Desjardins 1995 Family Trust U/A/D 12/28/95. Shares beneficially owned by Mr. Desjardins include shares allocated to his account in the ESOP 12,053 shares), as to which he has voting power.

 (9) Includes 59,040 shares of Common Stock issuable pursuant to presently exercisable stock options, of which options for 20,000 shares (23,000 shares if the Underwriters' over-allotment option is exercised in full) will be exercised in connection with the Offering. Shares beneficially owned by Mr. Eisenheim include shares allocated to his account in the ESOP (3,246 shares), as to which he has voting power.

(10) Norman J. Patinkin's three children own an aggregate of 69,726 shares, and, accordingly, Norman J. Patinkin may be attributed beneficial ownership of those shares. Mr. Patinkin disclaims beneficial ownership of all such 69,726 shares.

(11) The participants in the ESOP have voting power with respect to the shares held by the ESOP.

LIMITATIONS ON THE COMPANY'S USE OF NET OPERATING LOSS CARRYFORWARDS

     At February 1, 1996, the Company had $18.4 million of net operating loss carryforwards for federal income tax purposes (the "NOLs"). See Note 6 of Notes to Financial Statements. While these carryforwards are expected to reduce future income tax payments, the benefits of such carryforwards have already been recognized in the Company's balance sheets and results of operations for fiscal 1995.

     Section 382 of the Code limits the use of net operating losses and net operating loss carryforwards following an "ownership change" which, in general, is an increase by more than 50 percentage points of the percentage of stock of a corporation owned, directly or indirectly, by those persons or groups of persons each of which owns or is treated as owning at least five percent of that corporation's stock ("Five-Percent Stockholders") over the lowest percentage of stock of such corporation previously owned by each such Five-Percent Stockholder at any time during a specified period of not more than three years (without, in general, reducing an increase of any Five-Percent Stockholder for decreases of other Five-Percent Stockholders). Subject to special rules, all stockholders who, directly or indirectly, own less than 5% of the stock of a corporation generally are treated as a single Five-Percent Stockholder for this purpose.

     Under the foregoing rules, if changes in the direct and indirect ownership of the stock of the Company result in an ownership change of the Company at the time of such transactions, the utilization of the NOLs in taxable years ending after such ownership change will be subject to an annual limitation determined under Section 382 of the Code. Such annual limitation is based on the value of the stock of the Company at the time of the ownership change, determined under special rules. Although there can be no assurances as to any position taken by the Internal Revenue Service in the future, the Company believes that immediately following the IPO, the percentage point increase of Five-Percent Stockholders was approximately 47% and therefore that the IPO did not result in an ownership change of the Company. The Company's beliefs are based on certain assumptions, including assumptions as to factual matters, as well as interpretations of law which the Internal Revenue Service might challenge.

     The Company expects that the Offering will result in an ownership change of the Company under Section 382 of the Code. As a result, the Company's use of the NOLs in taxable years ending after the Offering is expected to be subject to an annual limitation (the "Section 382 Limitation") determined by multiplying the applicable long-term tax-exempt rate (5.80% as of October 1996) by the value of the stock of the Company immediately before the Offering, determined under special rules. Although the matter is not free from doubt, the Company expects that it will be required to compute such value by reference to the market capitalization of the Company immediately before the Offering, reduced by the proceeds of the IPO, which, after such reduction, would be approximately $152 million. To the extent the Section 382 Limitation exceeds the Company's taxable income in any year, such excess can be carried forward to increase the NOLs that can be utilized in future years, subject to the normal expiration date of the NOLs. The NOLs begin expiring in 2006.

     Special rules govern the application of the Section 382 Limitation to the Company's taxable year ending January 31, 1997, the taxable year that includes the date of the ownership change. First, the Section 382 Limitation does not apply to taxable income earned by the Company before the ownership change. The NOLs can be used to offset such income without restriction. Second, the remainder of the taxable income for such year is subject to a limitation determined by multiplying the Section 382 Limitation by a fraction, the numerator of which is the number of days in such year after the date of the ownership change and the denominator of which is the total number of days in such year. For these purposes, the taxable income allocable to periods before and after the ownership change is generally determined by allocating the Company's total taxable income for the taxable year ending January 31, 1997 ratably to each day in such year.

     Because the Offering is expected to result in an ownership change, the Company expects that its ability to use the NOLs to offset future income will be somewhat restricted as described above and the Company will likely have to pay a limited amount of taxes earlier than would be the case if the NOLs were available to reduce federal income taxes without restriction.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 2,000,000 shares of Preferred Stock, par value $.001 per share, issuable in series (none of which is outstanding), 30,000,000 shares of Common Stock, par value $.001 per share (of which 8,372,250 shares are outstanding), and 26,026 shares of Class B Common Stock, par value $1.00 per share (of which 90.715 shares are outstanding).

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this Offering will be, when issued and paid for, fully paid and nonassessable.

     Holders of Class B Common Stock are entitled to vote together with the holders of Common Stock, but with each share of Class B Common Stock having approximately 35.4 votes. Class B Common Stock carries (i) a $130 per annum per share cumulative dividend preference over all other classes of Common Stock (accruing through March 4, 1995) and (ii) a liquidation preference over all other classes of Common Stock for accumulated and unpaid dividends. Class B Common Stock participates in dividends and liquidation payments to be made with respect to the Common Stock on the basis that one share of Class B Common Stock is equivalent to approximately 35.4 shares of Common Stock.

     The Company's Restated Certificate of Incorporation (the "Charter") provides that the Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. The Company has no present plans to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder which is not shared pro rata with the other stockholders of the Company. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of the corporation's voting stock.

     The Charter provides for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management -- Board of Directors." Any director may be removed only with cause and then only by the vote of a majority of the shares entitled to vote for the election of directors.

     The Charter empowers the Board of Directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. Such factors may include (i) the comparison of the proposed consideration to be received by stockholders in relation to the then current market price of the Company's capital stock, the estimated current value of the Company in a freely negotiated transaction and the estimated future value of the Company as an independent entity, (ii) the impact of such a transaction on the employees, suppliers and customers of the Company and its effect on the communities in which the Company operates and (iii) the ability of the Company to fulfill its objectives under applicable statutes and regulations.

     The Charter provides that any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of the stockholders and that special meetings may be called only by the President or a majority of the Board of Directors of the Company. These provisions could have the effect of delaying until the next annual stockholders meeting, stockholder actions which are favored by the holders of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock, because such person or entity, even if it acquired all or a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

     The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Charter requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of the Company to amend or repeal any of the foregoing Charter provisions, and to reduce the number of authorized shares of Common Stock and Preferred Stock. A 75% vote is required to amend or repeal the Company's Restated By-Laws (the "By-Laws"). The By-Laws may also be amended or repealed by a majority vote of the Board of Directors. Such stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any Preferred Stock that might be outstanding at the time any such amendments are submitted to stockholders.

     The By-Laws provide that for nominations for the Board of Directors or for other business to be properly brought by a stockholder before an annual meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of the Company. To be timely, a stockholder's notice generally must be delivered not later than 90 days in advance of the anniversary date of the release of the Company's proxy statement to stockholders in connection with the prior year's annual meeting of stockholders. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting. The Company's By-Laws also provide that special meetings of stockholders may be called only by the President or a majority of the Board of Directors. Business transacted at a special meeting is limited to the purposes for which the meeting is called.

     The foregoing provisions could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company.

     The Charter contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Charter and By-Laws also contain provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

RIGHTS

     Under the Company's stockholders rights plan, each share of Common Stock has associated with it one preferred share purchase right (a "Right"). The terms of the Rights are set forth in a Rights Agreement between the Company and The First National Bank of Boston. Under certain circumstances described below, each right entitles the holders thereof to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock for a price of $52.00 per one one-hundredth of a share. The Rights are not presently exercisable and are transferable only with the related shares of Common Stock. The Rights will not become exercisable or be evidenced by separate certificates or traded separately from the Common Stock prior to the occurrence of certain triggering events described below. In such an event, separate Rights certificates would be issued and distributed representing one right for each share of Common Stock. There is no present market for the Rights separate from the Common Stock and the Company cannot predict whether a trading market would develop with respect to the Rights if the Rights ever become exercisable.

     The Rights would become exercisable at the specified exercise price upon the earliest to occur of (i) 10 Business Days after the first public announcement that any person or group (other than an Exempt Person) has acquired (an "Acquiring Person") Beneficial Ownership of 15% or more of the Company's outstanding shares of Common Stock and (ii) 10 Business Days (unless delayed by the Board of Directors) after any person or group (other than an Exempt Person) has commenced, or announced the intention to commence, a tender or exchange offer which would, upon its consummation, result in such person or group being the Beneficial Owner of 15% or more of the Company's outstanding shares of Common Stock (each a "Triggering Event"). Rights may not be exercised following the occurrence of an event described below under the caption "Flip-In" prior to the expiration of the Company's right to redeem the Rights. Rights certificates will be distributed when the Rights become exercisable. An "Exempt Person" includes the Company, Mr. Hugh M. Patinkin, Mr. John R. Desjardins and Mr. Matthew M. Patinkin and certain related persons.

     Flip-In. After the Rights become exercisable (unless the Triggering Event is the commencement or the announcement of a tender or exchange offer as described in (ii) in the immediately preceding paragraph), the holders of the Rights (other than an Acquiring Person and certain transferees therefrom) would be entitled to purchase shares of Common Stock of the Company at a 50% discount. After the occurrence of a Flip-In event, the Rights of an Acquiring Person and such transferees become void.

     Flip-Over. In the event that, on or after the date on which an Acquiring Person has become such: (i) the Company merges into or consolidates with an Interested Stockholder or, unless all holders of the outstanding shares of Common Stock of the Company are treated the same, any other person (with limited designated exceptions), (ii) an Interested Stockholder or, unless all holders of the outstanding shares of Common Stock of the Company are treated the same, any other person (with limited designated exceptions) merges into the Company or
(iii) the Company sells or transfers 50% or more of its consolidated assets or earning power to an Interested Stockholder or, unless all holders of the outstanding shares of Common Stock of the Company are treated the same, any other person (with limited designated exceptions), the holders of the Rights (other than Rights which have become void) would be entitled to purchase common shares of the acquiror (or a person affiliated therewith) at a 50% discount. In general, an Interested Stockholder is an Acquiring Person and certain persons affiliated, associated or acting on behalf of or in concert therewith.

     Redemption of Rights. The Rights may be redeemed, as a whole, at a redemption price of $.01 per Right, subject to adjustment, at the direction of the Board of Directors, at any time prior to the earliest of (i) 10 Business Days after the first public announcement that any person (other than the Company and certain related entities) has become an Acquiring Person, (ii) the occurrence of any transaction described under the caption "Flip-Over" and (iii) the date of final expiration of the Rights, which is ten years after the date of the Offering. Under certain circumstances set forth in the proposed Rights Agreement, the decision to redeem the Rights requires the concurrence of at least a majority of the disinterested directors, after the occurrence of an event described under the caption "Flip-In" and prior to the occurrence of a transaction described under the caption "Flip-Over," to redeem the Rights in whole, but not in part, at the Redemption Price, but only (i) if the person who is the Acquiring Person shall have reduced its Beneficial Ownership of the then outstanding shares Common Stock of the Company to less than 10% or (ii) in connection with the transaction described under the caption "Flip-Over" which does not involve an Interested Stockholder and in which all holders of the Common Stock of the Company are treated the same.

     Exchange of Shares for Rights. At any time after any person or group shall have become an Acquiring Person and before any person (other than an Exempt Person), together with its affiliates and associates, shall have become the Beneficial Owner of 50% or more of the outstanding shares of the Common Stock of the Company, the Board of Directors may direct the exchange of shares of Common Stock (or Preferred Shares) for all or any part of the Rights (other than Rights which have become void) at the exchange rate of one share of Common Stock (or one one-hundredth of a Preferred Share) per Right, subject to adjustment.

TERMS OF SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

     The Series A Junior Participating Preferred Stock (the "Preferred Shares") which would be issuable upon exercise of the Rights (should the rights become exercisable) would not be redeemable. Each Preferred Share would entitle the holder thereof to receive a preferential quarterly dividend equal to 100 times the aggregate per share amount of all cash dividends, plus 100 times the aggregate per share amount (payable in kind) of all non-cash dividends and other distributions (other than in shares of Common Stock), declared on the Common Stock during such quarter, adjusted to give effect to any dividend on the Common Stock payable in shares of Common Stock or any subdivision, combination or reclassification of the Common Stock (a "Dilution Event"). Each Preferred Share would entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Company, voting together as a single class with the holders of the Common Stock and the holders of any other class of capital stock having general voting rights, adjusted to give effect to any Dilution Event. In the event of liquidation of the Company, the holder of each Preferred Share would be entitled to receive a preferential liquidation payment equal to 100 times the aggregate per share amount to be distributed to the holders of the Common Stock, adjusted to give effect to any Dilution Event, plus an amount equal to accrued and unpaid dividends and distributions on such Preferred Share, whether or not declared, to the date of such payment. In the event of any merger, consolidation or other transaction in which the outstanding shares of Common Stock of the Company are exchanged for or converted into other capital stock, securities, cash and/or other property, each Preferred Share would be similarly exchanged or converted into 100 times the per share amount applicable to the Common Stock, adjusted to give effect to any Dilution Event.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is The First National Bank of Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have 9,604,250 shares of Common Stock outstanding. Of these shares, the 3,737,500 shares sold in the IPO are freely tradeable and the 2,202,000 shares sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act ("Affiliates"), generally may be sold only in compliance with the limitations of Rule 144 described below.

SALE OF RESTRICTED SHARES

     The remaining 3,664,750 shares of Common Stock are deemed "Restricted Shares" under Rule 144 because they were originally issued and sold by the Company in private transactions in reliance upon exemptions from the Securities Act. These remaining Restricted Shares are eligible for resale and may be resold in the public market only in compliance with the registration requirements of the Securities Act or pursuant to a valid exemption therefrom. Approximately 949,630 of the Restricted Shares may be sold in accordance with Rule 144(k) without regard to Rule 144's volume or manner of sale restrictions. Approximately 458,501 of such shares are subject to Lock-up Agreements.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned Restricted Shares for at least two years is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of
(i) one percent of the then outstanding shares of Common Stock (96,042 shares immediately after the Offering) or (ii) the average weekly trading volume in the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale is filed. In addition, under Rule 144(k), a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least three years may resell such shares without compliance with the foregoing requirements. In meeting the two and three-year holding periods described above, a holder of Restricted Shares can include the holding periods of a prior owner who was not an Affiliate. The holding period will include the period during which the person held convertible securities of the Company or stock of the Company.

LOCK-UP AGREEMENTS

     Holders of 3,157,760 of the Restricted Shares (and substantially all shares of Common Stock subject to currently exercisable options), including all executive officers, directors and certain stockholders of the Company who will hold shares of Common Stock after the Offering, have agreed, pursuant to Lock-up Agreements, that they will not, without the prior written consent of Montgomery Securities, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock beneficially owned by them for a period of 90 days after the date of this Prospectus, except pursuant to bona fide gifts to persons who agree in writing to be bound by the provisions of the Lock-up Agreements.

STOCK OPTIONS

     The Company has registered under the Securities Act all shares of Common Stock issued or issuable pursuant to the 1995 Options and the 1996 Plan. Accordingly, as the 1995 Options and awards under the 1996 Plan vest, shares issued pursuant thereto will be freely tradeable, except such shares as may be acquired by an "affiliate" of the Company or as may be held by persons subject to the Lock-up Agreements described above.

REGISTRATION RIGHTS

     Pursuant to the Registration Agreement, the Company has granted certain stockholders the right to require the Company to register their stock under the Securities Act. See "Certain Transactions."

                                  UNDERWRITING

     The Underwriters named below have severally agreed, subject to the terms and conditions in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all the shares of Common Stock, if they purchase any.

                                                                          NUMBER OF
                                   UNDERWRITERS                            SHARES
          --------------------------------------------------------------  ---------
          Montgomery Securities.........................................  1,101,000
          William Blair & Company, L.L.C. ..............................  1,101,000
                                                                          ---------
               Total....................................................  2,202,000
                                                                          =========

     The Underwriters have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a concession of not more than $0.66 per share; and the Underwriters may allow, and such dealers may reallow, a concession of not more than $0.10 per share to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company and certain of the Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of an aggregate of 330,300 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the shares initially to be purchased by the Underwriters. See "Principal and Selling Stockholders." To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company and its executive officers and directors and the Selling Stockholders and certain other stockholders have agreed that, for a period of 90 days after the date of this Prospectus, they will not offer, sell or dispose of any shares of Common Stock without the prior written consent of Montgomery Securities.

     Samuel B. Guren, a director of the Company, is a general partner of the general partner of William Blair Venture Partners III Limited Partnership, another general partner of which is William Blair & Company, L.L.C.

     The Underwriters and certain selling group members, or their respective affiliates, that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on Nasdaq by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus, constitute "forward looking statements" within the meaning of the Reform Act. Such forward looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, those described under "Risk Factors" and the following: (i) the extent and results of the Company's store expansion program, (ii) the seasonality of the Company's business, (iii) the Company's leverage, (iv) economic conditions, the retail sales environment and the Company's ability to execute its business strategy and the related effects on comparable store sales and other results, (v) the extent to which the Company is able to retain and attract key personnel, (vi) competition, (vii) the availability and cost of consumer credit, (viii) relationships with suppliers, (ix) fluctuations in gem and gold prices, and (x) regulation.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock being offered hereby will be passed upon for the Company and the Selling Stockholders by Sidley & Austin, Chicago, Illinois. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Gardner, Carton & Douglas, Chicago, Illinois.

                                    EXPERTS

     The financial statements and financial statement schedule of the Company as of January 31, 1995 and 1996 and for each of the three years in the period ended January 31, 1996, appearing in this Prospectus and in the Registration Statement mentioned below have been audited by Coopers & Lybrand L.L.P., independent public accountants, as set forth in their reports thereon appearing elsewhere in this Prospectus and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Avenue, N.W., Washington, D.C. 20549 or at its Regional Offices located at Room 1400, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Additionally, copies of reports, proxy statements and other information filed with the Commission electronically by the Company may be inspected by accessing the Commission's Internet site at http://www.sec.gov. The Company's Common Stock is listed for quotation on the Nasdaq National Market, and such reports, proxy statements and other information can also be inspected at the office of Nasdaq Operation, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and to the financial statements, and exhibits filed therewith. Except as provided below, statements contained in this Prospectus regarding the contents of any contract or other documents referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. This Prospectus contains a description of all provisions of the documents filed as exhibits to the Registration Statement that are material to investors.

                           MARKS BROS. JEWELERS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................  F-2
Balance Sheets of the Company as of January 31, 1995 and 1996 and as of July 31, 1995
  (unaudited) and 1996 (unaudited)....................................................  F-3
Statements of Operations of the Company for the years ended January 31, 1994, 1995 and
  1996 and for the six months ended July 31, 1995 (unaudited) and 1996 (unaudited)....  F-4
Statements of Stockholders' Equity (Deficit) of the Company for the years ended
  January 31, 1994, 1995 and 1996 and for the six months ended July 31, 1996
  (unaudited).........................................................................  F-5
Statements of Cash Flows of the Company for the years ended January 31, 1994, 1995 and
  1996 and for the six months ended July 31, 1995 (unaudited) and 1996 (unaudited)....  F-6
Notes to Financial Statements.........................................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Marks Bros. Jewelers, Inc.

     We have audited the accompanying balance sheets of Marks Bros. Jewelers, Inc. (the "Company") as of January 31, 1995 and 1996 and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marks Bros. Jewelers, Inc. as of January 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1996 in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the financial statements, effective February 1, 1993, the Company changed its method of accounting for compensation expense related to the Employee Stock Ownership Plan.

COOPERS & LYBRAND L.L.P.

Chicago, Illinois
February 27, 1996, except as to Note 14
which is as of August 22, 1996

                           MARKS BROS. JEWELERS, INC.

                                 BALANCE SHEETS

                                           JANUARY 31, 1995     JANUARY 31, 1996     JULY 31, 1995     JULY 31, 1996
                                           ----------------     ----------------     -------------     -------------
                                                                                      (UNAUDITED)       (UNAUDITED)
                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
                                                       ASSETS
Current assets:
  Accounts receivable, net...............      $  1,494             $  1,169           $   2,063         $   1,672
  Layaway receivables, net...............         1,406                1,576               1,158             1,454
  Merchandise inventories................        46,054               55,401              52,959            46,542
  Other current assets...................           690                  714                 570               366
  Deferred income taxes, net.............       --                       817             --                    817
  Deferred financing costs...............       --                   --                  --                    427
                                               --------             --------           ---------         ---------
      Total current assets...............        49,644               59,677              56,750            51,278
Property and equipment, net..............        11,868               12,852              13,718            14,657
Deferred income taxes, net...............       --                    14,874             --                  7,387
Deferred financing costs.................       --                   --                  --                  1,978
                                               --------             --------           ---------         ---------
      Total assets.......................      $ 61,512             $ 87,403           $  70,468         $  75,300
                                               ========             ========           =========         =========

                                   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Outstanding checks, net................      $  2,511             $  7,991           $     389         $   4,207
  Revolver loan..........................         6,805                2,119              10,205             8,782
  Current portion of term loan...........         6,400                7,938               6,400             1,250
  Current portion of senior accreting
    notes................................       --                     1,908             --                --
  Accounts payable.......................         6,006                9,037              12,490            13,535
  Accrued payroll........................         1,988                2,324               1,535             1,630
  Other accrued expenses.................         5,474                6,848               5,514             6,844
                                               --------             --------           ---------         ---------
      Total current liabilities..........        29,184               38,165              36,533            36,248
Term loan, net of current portion........        26,600               18,662              26,600            13,500
Senior accreting notes, net of current
  portion................................        44,733               47,819              47,176           --
Zero coupon notes........................         5,413                5,847               5,626           --
Subordinated Debt........................        20,855               23,598              22,184            20,000
Other long-term liabilities..............         1,305                1,170               1,293             1,157
                                               --------             --------           ---------         ---------
      Total liabilities..................       128,090              135,261             139,412            70,905
                                               --------             --------           ---------         ---------
Commitments and contingencies
Stockholders' equity (deficit):
  Common stock , $.001 par value;
    8,855,210 shares authorized;
    2,053,629 shares, 2,559,793 shares,
    2,559,793 shares, and 8,372,250
    shares issued and outstanding,
    respectively.........................       --                   --                  --                      8
  Class B common stock $1.00 par value;
    29,567 shares authorized; 26,229,
    26,026 shares, 26,206 shares, and 91
    shares issued and outstanding,
    respectively.........................            30                   30                  30           --
  Class C common stock $.001 par value;
    39,371 shares authorized; 39,370
    shares issued and outstanding;
    convertible 1 for 1 into common
    stock................................       --                   --                  --                --
  Class D common stock $.001 par value;
    60,000 shares authorized; no shares
    issued and outstanding; convertible 1
    for 1 into common stock..............       --                   --                  --                --
  Additional paid-in capital.............        11,855                8,766               9,815            33,708
  Accumulated deficit....................       (31,645)             (14,673)            (34,300)          (29,321)
  Treasury stock, (1,400,123, 1,400,326,
    1,400,086, and 0 shares at cost,
    respectively)........................       (20,270)             (20,333)            (20,276)          --
  Deferred ESOP compensation.............       (26,548)             (21,648)            (24,213)          --
                                               --------             --------           ---------         ---------
      Total stockholders' equity
         (deficit),
         net.............................       (66,578)             (47,858)            (68,944)            4,395
                                               --------             --------           ---------         ---------
      Total liabilities and stockholders'
         equity (deficit)................      $ 61,512             $ 87,403           $  70,468         $  75,300
                                               ========             ========           =========         =========

    The accompanying notes are an integral part of the financial statements.

                           MARKS BROS. JEWELERS, INC.

                            STATEMENTS OF OPERATIONS

                                                YEARS ENDED JANUARY 31,           SIX MONTHS ENDED
                                             ------------------------------           JULY 31,
                                              1994       1995       1996      -------------------------
                                             -------   --------   ---------      1995          1996
                                                                              -----------   -----------
                                                                              (UNAUDITED)   (UNAUDITED)
                                                                   (IN THOUSANDS)
Net sales................................... $91,106   $106,683   $ 131,022    $  52,074     $  64,466
Cost of sales (including buying and
  occupancy expenses).......................  54,511     64,223      77,722       31,959        38,626
                                             -------   --------   ---------    ---------     ---------
     Gross profit...........................  36,595     42,460      53,300       20,115        25,840
Selling, general and administrative
  expenses..................................  28,340     30,748      37,887       16,458        20,385
                                             -------   --------   ---------    ---------     ---------
     Income from operations.................   8,255     11,712      15,413        3,657         5,455
Interest expense, including deferred
  interest of $5,467, $6,685, $8,171, $3,985
  and $2,250, respectively..................   8,920     10,594      12,314        6,017         4,557
Stock award expense.........................   --         --            461       --            --
ESOP compensation expense...................     511        547         590          295        --
                                             -------   --------   ---------    ---------     ---------
     Income (loss) from continuing
       operations before income taxes.......  (1,176)       571       2,048       (2,655)          898
Income tax benefit (provision)..............   --         --         14,924                       (350)
                                             -------   --------   ---------    ---------     ---------
     Income (loss) from continuing
       operations...........................  (1,176)       571      16,972       (2,655)          548
Gain on disposal of discontinued
  operations................................   2,700      --         --           --            --
                                             -------   --------   ---------    ---------     ---------
     Income before cumulative effect of
       change in accounting for ESOP and
       extraordinary gain...................   1,524        571      16,972       (2,655)          548
Cumulative effect of change in accounting
  for ESOP..................................  (8,526)     --         --           --            --
Extraordinary gain on extinguishment of
  debt, net of taxes........................   --         --         --           --            11,164
                                             -------   --------   ---------    ---------     ---------
     Net income (loss)...................... $(7,002)  $    571   $  16,972    $  (2,655)    $  11,712
                                             =======   ========   =========    =========     =========
Primary EPS:
  Income (loss) per share before
     extraordinary gain.....................                      $    3.02    $   (0.58)    $    0.08
  Income per share on extraordinary gain....                      $  --        $  --         $    1.53
  Income (loss) per share after
     extraordinary..........................                      $    3.02    $   (0.58)    $    1.61
Fully diluted EPS:
  Income (loss) per share before
     extraordinary gain.....................                      $    3.02    $   (0.58)    $    0.07
  Income per share on extraordinary gain....                      $  --        $  --         $    1.53
  Income (loss) per share after
     extraordinary gain.....................                      $    3.02    $   (0.58)    $    1.60
  Primary weighted average shares
     outstanding............................                      5,614,437    4,554,459     7,286,960
                                                                  =========    =========     =========
  Fully diluted weighted average shares
     outstanding............................                      5,614,437    4,554,959     7,321,329
                                                                  =========    =========     =========

    The accompanying notes are an integral part of the financial statements.

                           MARKS BROS. JEWELERS, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                    CLASS
                                      B      ADDITIONAL                              DEFERRED
                                    COMMON    PAID-IN     ACCUMULATED   TREASURY       ESOP       COMMON
                                    STOCK     CAPITAL       DEFICIT      STOCK     COMPENSATION   STOCK
                                    ------   ----------   -----------   --------   ------------   ------
                                                          (IN THOUSANDS)
Balance at January 31, 1993.......   $ 30      $19,923      $(25,214)   $(20,173)    $(44,200)     $--
Net loss..........................   --         --            (7,002)      --          --          --
Repurchase of ESOP shares.........   --         --            --             (60)      --          --
ESOP amortization.................   --         (3,952)       --           --           4,463      --
Cumulative effect of change in
  accounting for ESOP.............   --         --            --           --           8,526      --
                                     ----      -------      --------    --------     --------      ----
Balance at January 31, 1994.......     30       15,971       (32,216)    (20,233)     (31,211)     --
                                     ----      -------      --------    --------     --------      ----
Net income........................   --         --               571       --          --          --
Repurchase of ESOP shares.........   --         --            --             (37)      --          --
ESOP amortization.................   --         (4,116)       --           --           4,663      --
                                     ----      -------      --------    --------     --------      ----
Balance at January 31, 1995.......     30       11,855       (31,645)    (20,270)     (26,548)     --
                                     ----      -------      --------    --------     --------      ----
Net income........................   --         --            16,972       --          --          --
Repurchase of ESOP shares.........   --         --            --             (63)      --          --
ESOP amortization.................   --         (4,310)       --           --           4,900      --
Income tax effect of the
  difference between the average
  fair market value and the cost
  of the released shares..........   --            767        --           --          --          --
Issuance of stock awards..........   --            454        --           --          --          --
                                     ----      -------      --------    --------     --------      ----
Balance at January 31, 1996.......     30        8,766       (14,673)    (20,333)     (21,648)     --
                                     ----      -------      --------    --------     --------      ----
Net income for the six months
  (unaudited).....................                            11,712
To record the effect of the
  initial public offering
  (unaudited).....................    (30)      24,942       (26,360)     20,333       21,648         8
                                     ----      -------      --------    --------     --------      ----
Balance at July 31, 1996
  (unaudited).....................   $  0      $33,708      $(29,321)   $  --        $ --          $  8
                                     ====      =======      ========    ========     ========      ====

    The accompanying notes are an integral part of the financial statements.

                           MARKS BROS. JEWELERS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                        YEARS ENDED                     SIX MONTHS ENDED
                                                                        JANUARY 31,                         JULY 31,
                                                            -----------------------------------    --------------------------
                                                              1994         1995         1996          1995           1996
                                                            ---------    ---------    ---------    -----------    -----------
                                                                                     (IN THOUSANDS)(UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).......................................  $   (7002)    $    571    $  16,972     $  (2,655)     $  11,712
  Adjustments to reconcile net loss to net cash provided
    by (used in) operating activities:
    Cumulative effect of change in accounting for ESOP....      8,526       --           --            --             --
    Gain on disposal of discontinued operations...........     (2,700)      --           --            --             --
    Gain on extinguishment of debt, net of taxes..........     --           --           --            --            (11,164)
    Depreciation and amortization.........................      2,879        2,815        2,948         1,434          1,529
    Stock award expense non-cash portion..................     --           --              454        --             --
    ESOP compensation expense.............................        511          547          590           295         --
    Income tax benefit....................................     --           --          (14,924)       --             --
    Interest on zero coupon notes.........................        372          402          434           213            121
    Interest on senior accreting notes....................      2,985        3,860        4,994         2,443          1,339
    Interest on subordinated debt.........................      2,110        2,423        2,743         1,329            790
    Loss on disposition of assets.........................     --           --           --            --                 (1)
    Changes in assets and liabilities:
      (Increase) decrease in accounts receivable, net.....       (405)         509          325          (569)          (503)
      Decrease (increase) in layaway receivables, net.....      1,438         (112)        (170)          248            122
      (Increase) in merchandise inventories, net of gold
        consignment.......................................     (9,337)      (9,460)      (9,347)       (6,905)        (6,436)
      (Increase) decrease in other assets.................       (279)         239          (24)          120            348
      (Increase) in deferred financing costs..............     --           --           --            --             (2,405)
      Decrease in deferred taxes, net.....................     --           --           --            --                349
      (Decrease) increase in accounts payable.............       (529)       2,903        3,031         6,484          4,498
      (Decrease) increase in accrued liabilities..........     (3,226)         (26)       1,575          (425)          (711)
                                                            ---------     --------    ---------     ---------      ---------
        Net cash (used in) provided by operating
          activities......................................     (4,657)       4,671        9,601         2,012           (412)
                                                            ---------     --------    ---------     ---------      ---------
Cash flows from investing activities:
  Capital expenditures....................................     (3,466)      (3,974)      (3,932)       (3,284)        (3,333)
  Proceeds from assets sold...............................     --               30       --            --             --
  Proceeds from disposal of discontinued operations.......      2,910       --           --            --             --
                                                            ---------     --------    ---------     ---------      ---------
        Net cash used in investing activities.............       (556)      (3,944)      (3,932)       (3,284)        (3,333)
                                                            ---------     --------    ---------     ---------      ---------
Cash flows from financing activities:
  Borrowing on old revolver loan..........................     99,766       99,159      127,109        58,545         38,078
  Repayment of old revolver loan..........................   (108,127)     (98,993)    (131,795)      (55,145)       (40,197)
  Borrowing on new revolver loan..........................     --           --           --            --             39,865
  Repayment of new revolver loan..........................     --           --           --            --            (31,083)
  Repayment of term loan..................................     (4,500)      (2,500)      (6,400)       --               (250)
  Repayment of old term loan..............................     --           --           --            --            (26,600)
  Repayment of senior accreting notes.....................     --           --           --            --            (50,502)
  Repayment of zero coupon note...........................     --           --           --            --             (2,000)
  Repayment of subordinated debt..........................     --           --           --            --            (10,618)
  Proceeds from term loan.................................     --           --           --            --             15,000
  Proceeds from subordinated debt.........................        600       --           --            --             20,000
  Proceeds from gold consignment..........................     --           --           --            --             15,295
  Proceeds from stock issuance, net.......................     --           --           --            --             40,416
  Proceeds from exercise of stock options.................     --           --           --            --                123
  Proceeds from exercise of warrants......................     --           --           --            --                  2
  Repurchase of ESOP shares...............................        (60)         (37)         (63)           (6)        --
  (Decrease) increase in outstanding checks, net..........        867        1,644        5,480        (2,122)        (3,784)
                                                            ---------     --------    ---------     ---------      ---------
        Net cash (used in) provided by financing
          activities......................................    (11,454)        (727)      (5,669)        1,272          3,745
                                                            ---------     --------    ---------     ---------      ---------
Net decrease in cash and cash equivalents.................    (16,667)      --           --            --             --
Cash and cash equivalents at beginning of period..........     16,667       --           --            --             --
                                                            ---------     --------    ---------     ---------      ---------
Cash and cash equivalents at end of period................  $  --         $ --        $  --         $  --          $  --
                                                            =========     ========    =========     =========      =========
Supplemental disclosure of cash flow information:
  Interest paid during the year...........................  $   4,484    $   3,814    $   3,891
  Income taxes paid during the year.......................     --              347           64
Non-cash financing activity:
  Tax effect of compensation expense......................  $  --        $  --        $     767

    The accompanying notes are an integral part of the financial statements.

                           MARKS BROS. JEWELERS, INC.

                         NOTES TO FINANCIAL STATEMENTS
(UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED AND AS OF JULY 31, 1996 AND JULY
                                   31, 1995)

1. DESCRIPTION OF OPERATIONS

     The financial statements of Marks Bros. Jewelers, Inc. (the "Company") include the results of the Company's chain of specialty retail fine jewelry stores. The Company operates exclusively in one business segment, specialty retail jewelry. The Company has a national presence with 155 stores, as of July 31, 1996, located in 24 states operating in regional or super-regional shopping malls.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis for Presentation

     The accompanying unaudited Balance Sheets as of July 31, 1996 and 1995 and the Statements of Operations and Cash Flows for the six months ended July 31, 1996 and 1995 have been prepared in accordance with generally accepted accounting principles for interim financial information. The interim financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The Company operates on a fiscal year which ends on January 31. References in the following notes to years and quarters are references to fiscal years and fiscal quarters.

     Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications

     Certain amounts for the years ended January 31, 1994 and 1995 were reclassified to conform to the current year presentation.

     Accounts Receivable

     Accounts receivable is shown net of the allowance for doubtful accounts of $505,000 and $565,000 as of January 31, 1995 and 1996, respectively.

     Layaway Receivables, Net

     Layaway receivables include those sales to customers under the Company's layaway policies which have not been fully collected as of the end of the year. Layaway receivables are net of customer payments received to date and net of an estimate for those layaway sales which the Company anticipates will never be consummated. This estimate is based on the Company's historical calculation of layaway sales that will never be completed. While it is reasonably possible that the estimate will change, it is the Company's expectation that the financial impact will not be significant in the near term.

     Merchandise Inventories

     Merchandise inventories are stated principally at the lower of average cost or market. The Company also obtains merchandise from vendors under various consignment agreements. This consigned inventory and related contingent obligations are not reflected in the Company's financial statements. At the time of sale, the

                           MARKS BROS. JEWELERS, INC.

(UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED AND AS OF JULY 31, 1996 AND JULY
                                   31, 1995)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Company records the purchase liability in accounts payable and the related cost of merchandise in cost of sales.

     Income Taxes

     Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

     Property and Equipment

     Property and equipment are carried at cost, less accumulated depreciation and amortization. Furniture and fixtures are depreciated on a straight-line basis over estimated useful lives ranging from five to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining lease term or ten years.

     Upon retirement or disposition of property and equipment, the applicable cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are included in the results of operations.

     Long Lived Assets

     Effective February 1, 1995 the Company adopted Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long Lived Assets and for Long Lived Asset to be Disposed Of."

     When facts and circumstances indicate potential impairment, the Company evaluates the recoverability of long lived asset carrying values, using estimates of undiscounted future cash flows over remaining asset lives. When impairment is indicated, any impairment loss is measured by the excess of carrying values over fair values.

     Outstanding Checks

     Outstanding checks are stated net of store cash balances, of which cash balances were approximately $940,000 and $639,000, as of January 31, 1995 and 1996, respectively.

     Interest Rate Cap Agreements

     The Company entered into interest rate cap agreements which required prepayments by the Company. The Company is amortizing the cost of these caps over the contracted period on a straight-line basis as interest expense.

     Employee Stock Ownership Plan

     The Company adopted the American Institute of Certified Public Accountants Statement of Position (SOP) No. 93-6 "Employers' Accounting for Employee Stock Ownership Plans," as of February 1, 1993. The cumulative effect of this change in accounting for compensation expense related to the ESOP as calculated under the transition rules of the SOP, for years prior to the year ending January 31, 1994, was $8,526,000 as reflected in the Statement of Operations for the year ended January 31, 1994. This amount represents the cost of shares allocated prior to February 1, 1993 in excess of expense recognized under the Company's historical method.

                           MARKS BROS. JEWELERS, INC.

(UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED AND AS OF JULY 31, 1996 AND JULY
                                   31, 1995)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Effective February 1, 1993, the Company recognizes compensation expense related to the ESOP based on the estimated fair value of the shares committed to be released to the ESOP participants' accounts for the year then ending with the difference between fair value and original cost of the ESOP shares recorded as a reduction of additional paid-in-capital.

     Store Preopening Expense

     Expenses associated with the opening of new store locations are expensed in the period such costs are incurred.

     Lease Expense

     The Company leases office facilities and all retail stores. Certain leases require increasing annual minimum lease payments over the term of the lease. Minimum lease expense under these agreements is recognized on a straight-line basis over the terms of the respective leases.

     Virtually all leases covering retail stores provide for additional contingent rentals based on a percentage of sales. These costs are expensed in the period incurred.

     Stock Based Compensation

     The Company accounts for stock based compensation under the basis of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and will continue to do so in the future. However, the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" will be adopted during the first quarter of the year ending January 31, 1997.

     Cash and Cash Equivalents

     For the purpose of the statements of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

3. FINANCING ARRANGEMENTS

     Revolver Loan

     The Revolver Credit Facility is available through May 31, 1997 up to a maximum of $15,000,000, of which $13,974,000 is available for general corporate purposes and is limited by a borrowing base computed based on the value of the Company's inventory and layaway receivables. The remaining $1,026,000 is available for certain specific purposes as defined in the agreement. Each year, between December 10 and February 28, the Revolver Loan balance must be paid down for 30 consecutive days to a scheduled limit, (the Clean Down Limit), as defined in the Credit Agreement. The Company met the clean down requirement of $7,000,000 during the 30-day period commencing on December 10, 1995. A commitment fee of 0.5% per annum on the unused portion of the commitment is payable quarterly.

     Interest expense on revolver borrowings, payable quarterly, was $361,000, $488,000, and $701,000 with weighted average interest rates of 7.8%, 9.1% and 10.6%, in the years ending January 31, 1994, 1995 and 1996, respectively.

                           MARKS BROS. JEWELERS, INC.

(UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED AND AS OF JULY 31, 1996 AND JULY
                                   31, 1995)

3. FINANCING ARRANGEMENTS (CONTINUED)

     Term Loan

     Interest expense on Term Loan borrowings, payable quarterly, before considering the interest hedge agreements described below, was $2,987,000, $3,279,000 and $3,485,000, with weighted average interest rates of approximately 7.8%, 9.1% and 10.6% in the years ending January 31, 1994, 1995 and 1996, respectively.

     Senior Accreting Notes

     The Company may elect to add the quarterly interest accruals to the principal of the Senior Accreting Notes in lieu of making cash interest payments. Principal payment of the Senior Accreting Notes in the amount of $1,908,000 is due on September 15, 1996. The payment due on September 15, 1996 must be paid with the proceeds of Externally Raised Capital (as defined in the Credit Agreement), unless the Company has, by that date, used $10,000,000 of Externally Raised Capital to prepay the Senior Accreting Notes. The balance of the principal along with any accreted interest is due on May 31, 1997. Subject to the Company's ability to refinance the entire amount of senior debt or to obtain Externally Raised Capital, the amount due under the Senior Accreting Notes could be reduced by up to $564,000.

     Mandatory repayments of the Senior Accreting Notes will be required as a result of the sale of assets outside of the ordinary course of business or from Externally Raised Capital. On April 30 and December 15 of each year, mandatory prepayments are required out of excess cash flow, if any, as defined in the Credit Agreement. No repayments were required as of January 31, 1994, 1995 and 1996.

     Interest expense on the Senior Accreting Notes, which was added to the existing principal balance during the years ending January 31, 1994, 1995 and 1996, was $2,985,000, $3,860,000 and $4,994,000, respectively, with a weighted average interest rate of approximately 7.8%, 9.1% and 11.0%, respectively.

     Interest on the Revolver Loan, Term Loan and Senior Accreting Notes are payable at a base rate (the higher of Citibank's publicly announced base rate or certificate of deposit rate) plus 1.75%. The base rate at January 31, 1994, 1995 and 1996 was 6.0%, 8.5% and 8.5%, respectively.

     Zero Coupon Notes

     As part of the compensation to the Bank Group for the refinancing of the Company's debt, the Company issued $6,000,000 of Zero Coupon Notes due May 31, 1997. The balance sheets as of January 31, 1995 and 1996, reflect the net carrying value of the Notes of $5,413,000 and $5,847,000, respectively. The original issue discount of $1,707,000 is being amortized as interest expense recognizing a 7.8% yield to maturity on June 1, 1996. Interest will begin accruing on the $6,000,000 principal on June 1, 1996, at base rate plus 1.75%. Interest expense on the note was $372,000, $402,000 and $434,000 during fiscal 1994, 1995 and 1996, respectively.

     The Company may, at its option, redeem the Zero Coupon Notes at redemption prices determined based on the amount and timing of repayments or refinancing of the Company's other obligations to the Bank Group. In the event the Zero Coupon Notes have not been redeemed in cash or canceled prior to May 31, 1997, or if there has been an event of default, as defined by the Revolving Credit and Term Loan Agreement, then the Bank Group may elect to accelerate the maturity of the Notes or exchange the Notes for 20% of the fully diluted Common equity of the Company by converting their Notes into shares of the Company's Class D common stock.

     Subordinated Debt

     In the year ending January 31, 1990, the Company assumed a $10,000,000 subordinated note. The holder of the subordinated note received warrants that entitled the holder to purchase 177,887 shares of Common Stock reserved for issuance at a price of $.001 per share. The warrants can be exercised at the option of the

                           MARKS BROS. JEWELERS, INC.

(UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED AND AS OF JULY 31, 1996 AND JULY
                                   31, 1995)

3. FINANCING ARRANGEMENTS (CONTINUED)

holder until their expiration on November 6, 1999. The subordinated debt is reduced by the unamortized discount related to these warrants.

     Subsequent to the refinancing of the Company's debt, all principal and interest payments of the subordinated debt will be due on May 31, 2002. The interest rate on the debt is 12.5%. If, prior to May 31, 1997, the Company is sold in a public or private offering at or above a defined price per share, then a fee equivalent to 1.3% per annum of the subordinated debt from February 1, 1993 to the date of the sale of the Company will be added to the subordinated debt. In addition, the interest rate on the debt will be increased, under certain circumstances, to 13.75% as of the date of the sale.

     The holder of the subordinated note also provided a facility with up to $3.5 million of additional subordinated debt available to the Company on substantially the same terms as the subordinated note. As of January 31, 1996, the Company has borrowed $600,000 under this credit facility. Interest accrues on any outstanding principal amount at the rate of 13.75%. The obligation to make term loans to the Company under the agreement terminates on the earliest of December 31, 1996 or the occurrence of certain events as set forth in the agreement. Borrowings under this subordinated debt facility may be used to repay the long-term obligations due on September 15, 1996 under the Credit Agreement as Externally Raised Capital.

     Interest payments on the subordinated debt are deferred by adding the interest to the outstanding principal balance. Interest expense on the subordinated debt was $2,110,000, $2,423,000 and $2,743,000 in the years ending January 31, 1994, 1995 and 1996, respectively.

     The owner of the subordinated debt also owns 134,351 shares of Common Stock and 2,362 shares of Class C Common Stock.

     The Company and the owner of the subordinated debt reached an agreement whereby the Company has the option to repurchase all notes, including all interest thereon, at any time before May 1, 1996 at the face value of $10,600,000. If the repurchase is made after May 1, 1996 and before May 31, 1997, the repurchase price is $10,600,000 plus an interest charge of 12.5% (per annum). In consideration for this discount the Company has relinquished its ability to borrow under the above credit facility.

     Interest Rate Caps

     During fiscal 1994, the Company entered into certain interest rate cap agreements with various banks to cap the cost of a portion of its floating rate debt. In exchange for $600,000 paid to the banks, the maximum interest rate on approximately $40,800,000 of the Company's debt shall not exceed 9.75% through December 31, 1996. To the extent the variable interest rate exceeds 9.75% on this amount of debt, the banks will remit the difference to the Company quarterly.

     Interest income recognized on these agreements was approximately $31,000 and $343,000 in the years ending January 31, 1995 and 1996. There was no interest income recognized in the year ending January 31, 1994.

                           MARKS BROS. JEWELERS, INC.

(UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED AND AS OF JULY 31, 1996 AND JULY
                                   31, 1995)

3. FINANCING ARRANGEMENTS (CONTINUED)
     Maturities of Credit Agreement Obligations

     Future payments under the Credit Agreement, excluding the Revolver Loan, for amounts in current and non-current liabilities in the balance sheet as of January 31, 1996, are as follows:

                                                                        SENIOR
                                            SUBORDINATED     TERM      ACCRETING     ZERO
                                                DEBT         LOAN        NOTES      COUPON     TOTAL
                                            ------------    -------    ---------    ------    --------
                                                                  (IN THOUSANDS)
    September 15, 1996...................     $ --          $   738     $  1,908    $ --      $  2,646
    January 31, 1997.....................       --            7,200       --          --         7,200
    May 31, 1997.........................       --           18,662       47,819     5,847      72,328
    May 31, 2002.........................       23,598                                          23,598
                                            ------------    -------    ---------    ------    --------
         Total...........................     $ 23,598      $26,600     $ 49,727    $5,847    $105,772
                                             =========      =======      =======    ======    ========

     The $738,000 and $1,908,000 amounts due on September 15, 1996, must be paid with the proceeds of Externally Raised Capital.

     Under the Credit Agreement, the Bank Group has a collateral interest in all cash and cash equivalents, accounts receivable, inventories, certain property and equipment, and the ESOP loan. The Credit Agreement contains certain restrictions on capital expenditures, payment of dividends and assumption of additional debt and requires the Company to maintain specified minimum levels of certain financial measures, including interest coverage ratio, fixed charge ratio and certain balance sheet measures. The Credit Agreement also provides that a material adverse change in the operations of the Company constitutes an event of default.

     The September 15, 1996 maturities must be paid with the proceeds of Externally Raised Capital. The Company must either refinance the debt, and/or recapitalize the Company, to meet its scheduled debt repayment, although there is no assurance that it can do so. The Company's current refinancing plans and equity offering are discussed in the Subsequent Events note.

                           MARKS BROS. JEWELERS, INC.

(UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED AND AS OF JULY 31, 1996 AND JULY
                                   31, 1995)

4. COMMON STOCK

     Following are the number of shares authorized, issued and outstanding for each of the Company's classes of common stock as of January 31:

                                                                                            ISSUED AND
                                              AUTHORIZED       ISSUED        TREASURY       OUTSTANDING
                                              ----------      ---------      ---------      -----------
Common stock (par value $.001):
  January 31, 1994.........................    8,855,210      3,450,415      1,396,785       2,053,629
                                               ---------      ---------      ---------       ---------
  January 31, 1995.........................    8,855,210      3,450,415      1,396,785       2,053,629
  Issuance of stock awards.................       --            506,164         --             506,164
                                               ---------      ---------      ---------       ---------
  January 31, 1996.........................    8,855,210      3,956,578      1,396,785       2,559,793
                                               =========      =========      =========       =========
Class B (par value $1.00):
  January 31, 1994.........................       29,567         29,567          3,218          26,349
  Repurchase of ESOP shares................       --             --                120            (120)
                                               ---------      ---------      ---------       ---------
  January 31, 1995.........................       29,567         29,567          3,338          26,229
                                               ---------      ---------      ---------       ---------
  Repurchase of ESOP shares................       --             --                203            (203)
                                               ---------      ---------      ---------       ---------
  January 31, 1996.........................       29,567         29,567          3,541          26,026
                                               =========      =========      =========       =========
Class C (par value $.001):
  January 31, 1994.........................       39,371         39,370         --              39,370
                                               =========      =========      =========       =========
  January 31, 1995.........................       39,371         39,370         --              39,370
                                               =========      =========      =========       =========
  January 31, 1996.........................       39,371         39,370         --              39,370
                                               =========      =========      =========       =========
Class D (par value $.001):
  January 31, 1994.........................       60,000         --             --              --
                                               =========      =========      =========       =========
  January 31, 1995.........................       60,000         --             --              --
                                               =========      =========      =========       =========
  January 31, 1996.........................       60,000         --             --              --
                                               =========      =========      =========       =========

     Each share of Class B Common Stock has a cumulative dividend preference of $130 per share for an eight year period that began on March 4, 1988. As of January 31, 1996 and 1995, dividends in arrears on Class B Common Stock total $17,124,000 and $13,740,000 respectively, none of which had been declared or accrued as of that date. Class B shares have a liquidation preference for any unpaid cumulative dividends. The cumulative dividend provisions of the Class B Common Stock provide that as of any date, the maximum aggregate unpaid cumulative dividends payable by the Company on Class B Common Stock will not exceed the then outstanding principal balance of the ESOP loans.

     Class C Common Stock is convertible on a one for one basis at the option of the shareholder into shares of Common Stock. Class C shares have a liquidation preference, after payment of the Class B cumulative dividend preference, in the amount of $254 per share plus any dividends declared but unpaid on the Class C shares. As of January 31, 1995 and 1996, the total liquidation preference on Class C shares is approximately $10,000,000.

     The Company has authorized 60,000 shares of Class D Common Stock, none of which has been issued. Each share is entitled to one vote and is convertible into an equivalent number of shares of Common Stock at the option of the holder.

     Each share of Common Stock and Class B Common Stock is entitled to one vote, each share of Class C Common Stock is entitled to the number of votes equal to the number of shares of Common Stock into which it is convertible.

                           MARKS BROS. JEWELERS, INC.

(UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED AND AS OF JULY 31, 1996 AND JULY
                                   31, 1995)

5. EMPLOYEE STOCK OWNERSHIP PLAN

     In 1988, the Company established an Employee Stock Ownership Plan, which is a noncontributory plan established to acquire shares of the Company's Class B Common Stock for the benefit, effectively, of all employees. In 1988, the ESOP borrowed $70,000,000 from the Company on substantially the same terms as the Company's borrowings of the same amount from the Bank Group. The ESOP purchased 27,000 shares of Class B Common Stock from existing stockholders for $70,000,000.

     The Company is required to make contributions to the ESOP up to the maximum permitted by Internal Revenue Service regulation as determined based on eligible participants' salaries. This contribution is an integral factor in the calculation of shares committed to be released each period by the ESOP. The ESOP is required to make mandatory repayments of its debt to the Company from the proceeds of any permitted additional amounts the ESOP receives from the Company as contributions or dividend payments.

     During the years ending January 31, 1994, 1995 and 1996, the Company recognized $511,000, $547,000 and $590,000, respectively, in compensation expense based on the estimated fair value of shares committed to be released for the year then ending. The excess of the cost of the ESOP shares allocated to participants over estimated fair value of $3,952,000, $4,116,000 and $4,310,000, during the years ending January 31, 1994, 1995 and 1996, respectively, has been recorded as a reduction of additional paid-in capital. As of January 31, 1996, 16,791 shares have been released to the ESOP participants, 1,890 are committed to be released, and 8,319 shares are held in suspense for the benefit of the ESOP participants. The estimated fair value of the unearned ESOP shares, as of January 31, 1996, was approximately $2,596,000. The number of shares allocated to each participant is based on the participant's compensation in relation to that of all participants.

     In the event of death, disability or retirement, a participant (or beneficiary) in the ESOP may receive his account balance as soon as practicable. If the participant terminates employment with the Company for any other reason, he may choose to receive his account after the last day of the fifth year following his termination date. Shares of Class B Common Stock distributed from the ESOP to participants may be offered to the Company at the then fair market value. However, substantially all shares allocated to terminated participants' accounts cannot be distributed until the term loan has been fully repaid. During the years ending January 31, 1995 and 1996, the Company repurchased shares from the ESOP participants at a total purchase price of approximately $37,000 and $63,000, respectively.

                           MARKS BROS. JEWELERS, INC.

(UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED AND AS OF JULY 31, 1996 AND JULY
                                   31, 1995)

6. INCOME TAXES

     The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to a significant portion of the deferred tax asset and deferred tax liability and their approximate tax effects are as follows, as of the years ending January 31:

                                                                1995                     1996
                                                        ---------------------    --------------------
                                                        TEMPORARY      TAX       TEMPORARY      TAX
                                                        DIFFERENCE    EFFECT     DIFFERENCE   EFFECT
                                                        ---------    --------    ---------    -------
                                                                       (IN THOUSANDS)
Merchandise inventories..............................   $     544    $    201     $   809     $   299
Property and equipment, net..........................         374         138         410         152
Accrued rent.........................................       1,125         416       1,173         434
Long term debt.......................................      18,436       6,821      19,384       7,172
Other................................................       2,498         924       1,996         739
Net operating loss carryforwards.....................      17,700       6,549      17,883       6,617
AMT credit carryforward..............................         552         552         552         552
                                                        ---------    --------    ---------    -------
                                                           41,229      15,601      42,207      15,965
Valuation allowance..................................     (39,883)    (15,104)      --          --
                                                        ---------    --------    ---------    -------
     Total deferred tax asset........................       1,346         497      42,207      15,965
                                                        ---------    --------    ---------    -------
Layaway receivable...................................       1,346         497         597         221
Other liability......................................      --           --            142          53
                                                        ---------    --------    ---------    -------
     Total deferred tax liability....................      (1,346)       (497)       (739)       (274)
                                                        ---------    --------    ---------    -------
     Net deferred tax asset/liability................   $  --        $  --        $41,468     $15,691
                                                         ========    ========    ========     =======

     The net current and non-current components of deferred income taxes recognized in the balance sheet at January 31, 1996 are as follows (in thousands):

    Net current assets.........................................................   $   817
    Net non-current assets.....................................................    14,874
                                                                                  -------
                                                                                  $15,691
                                                                                  =======

     Net operating loss carryforwards of $17,700,000 and $17,883,000 in the years ending January 31, 1995 and 1996, respectively, begin expiring in 2006.
Section 382 of the Internal Revenue Code of 1986 limits the use of net operating losses and net operating loss carryforwards following an ownership change. The restrictions under Section 382, if applicable, would impose an annual limitation on the use of the net operating loss carryforwards in any taxable year ending after the ownership change.

     Effective January 31, 1996, the Company has reversed its valuation allowance and recognized a net deferred tax asset of $15,691,000. Realization of the asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforward and other deferred tax costs. Although realization is not assured, the Company believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the asset considered realizable, however, could be reduced in the near term if the estimates of future taxable income during the carryforward period are reduced.

                           MARKS BROS. JEWELERS, INC.

(UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED AND AS OF JULY 31, 1996 AND JULY
                                   31, 1995)

6. INCOME TAXES (CONTINUED)
     The income tax expense (benefit) for the years ending January 31, consists of the following:

                                                                     1994    1995      1996
                                                                     ----    ----    --------
                                                                          (IN THOUSANDS)
    Current expense................................................  --      --         --
    Deferred tax benefit...........................................  --      --      $(14,924)
                                                                   ----    ----      --------
    Total income tax expense (benefit).............................                  $(14,924)
                                                                     --      --
                                                                   ====    ====      ========

     Of the $15,691,000 income tax benefit recognized in the year ending January 31, 1996, approximately $14,924,000 has been credited to the income statement as an income tax benefit. The remaining $767,000 has been credited to additional paid in capital, as it relates to the tax effect of the difference between the average fair market value and the cost of the released shares.

     The provision for income taxes on income differs from the statutory tax expense computed by applying the federal corporate tax rate of 34% as follows:

                                                                1994      1995        1996
                                                                -----    -------    --------
    Taxes (benefit) computed at statutory rate...............   $(400)   $   194    $    696
    Deferred tax asset valuation allowance...................     400        860     (15,104)
    ESOP tax benefit.........................................    --       (1,083)       (602)
    Deferred state tax expense...............................    --           18          47
    Other....................................................    --           11          39
                                                                ------   -------       -----

                                                                $--      $    --    $(14,924)
                                                                ======   =======    ========

7. INVENTORY

     Merchandise inventory consists of:

                                                                                          JULY 31,
                                                                                            1996
                                                           JANUARY 31,    JANUARY 31,    -----------
                                                              1995           1996
                                                           -----------    -----------    (UNAUDITED)
                                                                        (IN THOUSANDS)
    Raw materials.......................................     $ 2,572        $ 2,944        $ 2,401
    Finished goods inventory............................      43,482         52,457         44,141
                                                             -------        -------        -------
                                                             $46,054        $55,401        $46,542
                                                             =======        =======        =======

     Raw materials primarily consist of diamonds, precious gems, semi-precious gems and gold. There was no work-in-progress at January 31, 1995 and 1996 or July 31, 1996. Included within finished goods inventory are allowances for inventory shrink, scrap, and miscellaneous costs of $1,564,000, $1,263,000 and $1,225,000 as of January 31, 1995 and 1996 and July 31, 1996 (unaudited), respectively. As of January 31, 1995 and 1996 and July 31, 1996 (unaudited), consignment inventories held by the Company that are not included in its balance sheets are $14,219,000, $15,940,000 and $28,713,000, (including $15,295,000 under the Gold Facility), respectively.

                           MARKS BROS. JEWELERS, INC.

(UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED AND AS OF JULY 31, 1996 AND JULY
                                   31, 1995)

8. PROPERTY AND EQUIPMENT

     Property and equipment includes the following as of January 31:

                                                                          1995       1996
                                                                         -------    -------
                                                                           (IN THOUSANDS)
    Furniture and fixtures............................................   $21,462    $23,261
    Leasehold improvements............................................     8,435      9,894
                                                                         -------    -------
    Property and equipment............................................    29,897     33,155
    Less: Accumulated depreciation and amortization...................    18,029     20,303
                                                                         -------    -------
    Property and equipment, net.......................................   $11,868    $12,852
                                                                         =======    =======

9. COMMITMENTS

     The Company leases office facilities and all retail stores, generally under noncancelable agreements for periods ranging from 7 to 13 years. Most leases require the payment of taxes, insurance and maintenance costs.

     Future minimum rentals under noncancelable operating leases as of January 31, 1996 are as follows:

    YEAR ENDING
     JANUARY 31
    -----------                                                                   AMOUNT
                                                                              --------------
                                                                              (IN THOUSANDS)
    1997...................................................................      $  7,174
    1998...................................................................         6,848
    1999...................................................................         6,232
    2000...................................................................         5,392
    Thereafter.............................................................        19,501
                                                                                 --------
    .......................................................................      $ 45,147
                                                                                 ========

     Total rental expense for all operating leases is as follows, for the years ending January 31:

                                                                    1994      1995      1996
                                                                   ------    ------    ------
                                                                         (IN THOUSANDS)
    Rental expense:
      Minimum...................................................   $6,400    $6,951    $8,044
      Rentals based on sales....................................      579       760     1,135
                                                                   ------    ------    ------
                                                                   $6,979    $7,711    $9,179
                                                                   ======    ======    ======

10. DISCONTINUED OPERATIONS AND RELATED PARTY TRANSACTIONS

     On January 31, 1992, the Company entered into an agreement with MBM Company, Inc., an entity affiliated with two of the Company's directors at that time, to oversee the winding up and liquidation of the Company's Direct Marketing Division.

     During fiscal 1994, the Company received additional proceeds related to the sale of MBM Company, Inc. of approximately $2,910,000, of which $2,700,000 was recorded as a gain on disposal of discontinued operations in the prior fiscal year. The Company purchased $34,000, $161,000 and $80,000 of inventory from MBM during the years ending January 31, 1994, 1995 and 1996, respectively.

                           MARKS BROS. JEWELERS, INC.

(UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED AND AS OF JULY 31, 1996 AND JULY
                                   31, 1995)

10. DISCONTINUED OPERATIONS AND RELATED PARTY TRANSACTIONS (CONTINUED)

     Certain members of senior management are active investors in a business that operates retail snack food stores. This related entity reimburses the Company a set amount each month for certain incidental expenses including postage, delivery, telephone, and other administrative expenses. Such amounts were approximately $2,000, $4,000 and $4,000 during the years ending January 31, 1994, 1995 and 1996, respectively.

11. LONG-TERM LIABILITIES

     Included in long-term liabilities at January 31, 1995 and 1996 are $1,080,000 and $1,002,000, respectively, of deferred lease costs.

12. STOCK PLANS

     On September 8, 1993, the Company authorized an Incentive Stock Compensation Award (Plan) for certain members of the Company's management ("Management"). The Award, if completely earned, would result in the issuance of the equivalent of up to 1,141,684 shares of the Company's Common Stock. The number of shares issued to Management is governed by the fully diluted market value of the Company's shares. Under the Plan, awards occur if the Company publicly offers its shares, is liquidated, or is sold, among other things. Concurrent with the adoption the Incentive Stock Compensation Award, the Company terminated the Incentive Stock Compensation Plan which was originally effective on November 6, 1989. No expense has been recorded in connection with either Plan as no shares were issued. The 1993 plan was terminated on September 28, 1995.

     On September 28, 1995, the Company authorized 693,098 Incentive Stock Options to be granted to certain members of the Company's management. Options for 688,228 were issued at exercise prices ranging from $0.90 to $0.99 per share. These prices are greater than or equal to the fair market value at the date of grant, as determined by an independent third party valuation. The options allow the holders to purchase common stock within a period ranging from five years to five years and eight months, at a fixed price. No expense was recorded in connection with these options.

     On September 28, 1995, the Company granted 506,148 shares of Restricted Stock to certain members of the Company's management. During 1995, the Company recognized $461,000 in compensation expense relating to the issuance of these shares. This amount represents the fair market value of the shares at the grant date, as determined by an independent third party valuation.

     Both the Incentive Stock Option plan and the Restricted Stock plan include vesting requirements related to the participants' termination of employment with the Company. Options and shares granted under the plans are subject to forfeiture based on, among other things, the nature and timing of the termination of employment. In particular, forfeitures may result if employment is terminated prior to certain Triggering Events. Triggering Events are defined in the respective plan agreements.

     The Company has employed an independent third party to value the Incentive Stock Options using the Black-Scholes pricing formula. The risk free interest rate used was 6.1%, and the present value of the underlying asset was $0.90 per share, being the fair market value of the stock at the date of the grant. The volatility of a stock is a measure of the uncertainty of the returns provided by the stock. As a general rule, the higher the stock price volatility, the greater the value of the options to purchase the underlying stock. Volatility is measured by computing the standard deviation of the annualized continuously compounded rate of return of the stock. In the case of the Company, which does not have publicly traded common stock, it was not possible to compute stock price volatility based on historic rates. Instead, it was necessary to examine the volatility of historic returns of comparable publicly traded companies. Historic returns were used as an approximation for expected returns. The volatility calculations for the comparable publicly traded companies

                           MARKS BROS. JEWELERS, INC.

(UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED AND AS OF JULY 31, 1996 AND JULY
                                   31, 1995)

12. STOCK PLANS (CONTINUED)
were then adjusted to arrive at a volatility figure for the Company. These modifications included adjustments for company specific characteristics such as financial leverage, operating leverage, the overall size of the business, working capital, and other financial and qualitative characteristics.

     Changes in options under the Plan during the year ended January 31, 1996, the first year such options were granted, were as follows:

                                                         NUMBER OF    WEIGHTED AVERAGE EXERCISE
                                                          OPTIONS         PRICE OF OPTIONS
                                                         ---------    -------------------------
        Options outstanding at January 31, 1995.......          --                  --
        Options outstanding at January 31, 1996.......     680,470             $  0.94
        Options exercisable at January 31, 1996.......     680,470             $  0.94
        Options granted during the current year.......     688,228             $  0.94
        Options exercised during the current year.....          --                  --
        Options forfeited during the current year.....       7,758             $  0.90
        Options expired during the current year.......          --                  --

     Note: For the options outstanding at January 31, 1996, the exercise prices range from $0.90 to $0.99. The weighted-average remaining contractual life of these options at January 31, 1996 is 5 years.

     The following compares the weighted average fair value of options at their grant date with the weighted average exercise price of these options. The options are classified between those which were issued at an exercise price equal to the market price and those for which the exercise price was greater than the market price. There were no options issued at an exercise price lower than the market price. There were no options outstanding prior to February 1, 1995.

                                                   WEIGHTED-AVERAGE         WEIGHTED-AVERAGE
                                                     FAIR-VALUE OF          EXERCISE PRICE OF       GRANT
                                                 OPTIONS AT GRANT DATE    OPTIONS AT GRANT DATE     DATE
                                                 ---------------------    ---------------------    -------
Exercise price = market price at grant date...           $0.64                    $0.90            9/28/95
Exercise price > market price at grant date.....         $0.60                    $0.99            9/28/95

13. EMPLOYMENT AGREEMENTS

     On September 8, 1993, the Company entered into amended employment agreements with certain members of senior management. The employment agreements as amended provide for, among other things, a term of employment through January 31, 1996 with automatic one year renewals, salary, bonus plan and other benefits and an Incentive Stock Compensation Plan.

14. SUBSEQUENT EVENTS (UNAUDITED)

     On May 7, 1996, the Company completed an initial public offering (the "IPO"). The Company issued 3,269,500 shares of common stock and received net proceeds of $40.4 million after deducting underwriting discounts and offering costs. Contemporaneously with the IPO, the outstanding warrants for 177,887 shares of common stock were exercised.

                           MARKS BROS. JEWELERS, INC.

(UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED AND AS OF JULY 31, 1996 AND JULY
                                   31, 1995)

14. SUBSEQUENT EVENTS (CONTINUED)
     Simultaneously with the completion of the IPO, the Company completed a recapitalization (the "Recapitalization"). The Recapitalization consisted of:

        (i) a $44.0 million secured credit facility, consisting of a $29.0 million revolving line of credit and a $15.0 million term loan;

        (ii)  $20.0 million of senior subordinated notes due 2004; and

        (iii) the sale of $15.0 million of gold in its inventory to a financial institution and consignment of such gold to the Company under the terms of a gold consignment agreement. The facility has an availability of up to $16.0 million. On July 8, 1996 the Company sold, and received on consignment, an additional 774 troy ounces of gold for approximately $300,000.

     Approximately $87.0 million of the funds available from the Recapitalization were used by the Company to repay all outstanding bank borrowings under the Company's then existing bank agreement, including:

        (i) approximately $7.8 million outstanding under the Company's revolving credit facility, which bore interest at a floating rate (with an annual weighted average interest rate of 10.6% in fiscal
              1995), and which required a paydown to a certain level on an annual basis and would have otherwise been available through May 31, 1997;

        (ii) $26.6 million outstanding under the Company's term loan, which bore interest at a floating rate (with an annual weighted average interest rate of approximately 10.6% in fiscal 1995), and of which $0.7 million would have otherwise matured on September 15, 1996, $7.2 million would have otherwise matured on January 31, 1997, and the balance would have otherwise been due on May 31, 1997;

        (iii) approximately $51.1 million of senior accreting notes, which bore interest at a floating rate (with an annual weighted average interest rate of approximately 11.0% during fiscal 1995), and of which $2.0 million would have otherwise matured on September 15, 1996, and the balance would have otherwise been due on May 31, 1997; and

        (iv) approximately $6 million of zero coupon notes due May 31, 1997, which would have begun accruing interest on June 1, 1996 at a floating rate per annum (based on the lender's base rate or certificate of deposit rate plus 1.8%).

     In addition, the Company used approximately $10.6 million of the funds available from the Recapitalization to repurchase the Company's then outstanding subordinated notes at a discount. As of May 7, 1996, one of these subordinated notes had a principal amount outstanding of $23.5 million and bore interest at a rate per annum of 12.5% and the other subordinated note had a principal amount outstanding of $0.9 million and bore interest at a rate per annum of 13.75%.

     The bank borrowing and subordinated note repayments utilized a debt discount due to the early repayment of the debt of approximately $18.3 million, net of $7.1 million of taxes, resulting in a net of tax gain on extinguishment of debt of $11.2 million.

     The $18.3 million of debt discount consisted of the following:

          (i)   $0.6 million on the senior accreting notes.

          (ii)  $4.0 million on the zero coupon note.

          (iii) $13.7 million on the subordinated notes.

                           MARKS BROS. JEWELERS, INC.

(UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED AND AS OF JULY 31, 1996 AND JULY
                                   31, 1995)

14. SUBSEQUENT EVENTS (CONTINUED)
     Simultaneously with the completion of the IPO and the Recapitalization, the Company restructured its Employee Stock Ownership Plan ("ESOP"). The Company canceled the remaining unamortized portion of the ESOP debt owed to the Company. In settlement of the debt, the trustee transferred to the Company 8,206 shares of Class B common stock held in suspense by the ESOP. The Company transferred to the ESOP 216,263 shares of common stock in exchange for the ESOP's cancellation of the accumulated dividend preference and other preferences associated with the Class B common stock. The ESOP also exchanged the 17,719 of allocated Class B shares for 627,624 shares of common stock of the Company. Approximately 91 shares of Class B common stock, currently held by former employees, remain outstanding. All Class B shares transferred to the Company and the shares held in treasury were canceled. The restructuring resulted in an elimination of the deferred ESOP compensation equity account, and eliminated the future annual allocation of shares and the related compensation expense in the Company's income statement in periods subsequent to January 31, 1996. The Company expects that no compensation expense will be recognized in the year ending January 31, 1997 as a result of this transaction.

     The financial statements have been revised to give effect to a 35.4-for-1 common stock split effected in connection with the IPO.

     The Company has also:

        (i) eliminated the 60,000 shares of Class D common stock authorized and unissued at January 31, 1996; and

        (ii) converted into 1,394,521 shares of common stock the 39,370 shares of Class C common stock authorized, issued and outstanding at January 31, 1996.

     In connection with the Recapitalization and the IPO, the Company incurred various financing costs and transaction costs, which have been recorded as deferred financing costs. As of July 31, 1996, the deferred financing costs totaling $2,405,000, of which $427,000 are classified as current, will be amortized over the term of the loan agreements as interest expense.

     In conjunction with the IPO and Recapitalization, the Company completed a restructuring of its outstanding indebtedness. Effective May 3, 1996 the Company entered into a Revolving Credit, Term Loan and Gold Consignment agreement with a group of banks totaling $60,000,000 which expires April 30, 2001.

     Under this agreement, the banks have a security interest in all of the assets of the Company. The Credit Agreement contains certain restrictions on capital expenditures, payment of dividends and assumption of additional debt and requires the Company to maintain specified minimum levels of certain financial measures, including fixed charge ratio and certain balance sheet measures.

     In connection with the IPO, the Board of Directors and stockholders of the Company approved the 1996 Long-Term Incentive Plan (the "1996 Plan"). Under the 1996 Plan, the Company may grant incentive stock options ("ISOs") or nonqualified stock options. The 1996 Plan also provides for the grant of stock appreciation rights ("SARs"), bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures, and performance shares. Performance shares are rights, contingent upon the attainment of performance measures within a specified performance period, to receive one share of Common Stock, which may be restricted, or the fair market value of such performance share in cash. A total of 774,631 shares of Common Stock have been reserved for issuance under the 1996 Plan. Grants may be made under the 1996 Plan during the ten years after its effective date.

                           MARKS BROS. JEWELERS, INC.

(UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED AND AS OF JULY 31, 1996 AND JULY
                                   31, 1995)

14. SUBSEQUENT EVENTS (CONTINUED)
     As of July 31, 1996, the Company has granted options for 727,216 shares under the 1996 Plan. These options generally become exercisable in cumulative annual installments of 25% of the shares subject to option beginning on the first anniversary of the date of the option grant. The stock options granted and exercise price under the 1996 Plan are as follows:

OPTIONS                  EXERCISE PRICE
-------                  --------------
702,216                      $14.00
 15,000                      $21.00
 10,000                      $23.50
727,216

     The weighted average exercise price of outstanding options under the 1996 Plan is $14.28.

     Revolver Loan

     The Dollar Facility Revolving Credit is available up to a maximum of $29,000,000 and is limited by a borrowing base computed based on the value of the Company's inventory and accounts receivable. A commitment fee of .5% per annum on the unused portion of the commitment is payable monthly.

     Interest rates for these borrowings under this agreement are, at the Company's option, Eurodollar rates plus 2.5% or the banks' prime rate. Interest is payable monthly for prime borrowings and upon maturity for Eurodollar borrowing. The interest expense for the quarter ended July 31, 1996 was $123,000 reflecting a weighted average interest rate of 8.2%.

     Term Loan

     Outstanding term loan borrowings as of July 31, 1996 were $14,750,000 of which $1,250,000 were due within one year. Principal payments are due quarterly. Interest rates for these borrowings under this agreement are, at the Company's option, Eurodollar rates plus 2.5% or the banks' prime rate. Interest is payable monthly for prime borrowings and upon maturity for Eurodollar borrowings. The interest expense for the period ended July 31, 1996 was $286,000 reflecting a weighted average interest rate of 8.1%.

     Scheduled maturities under the term loan borrowings are as follows:

          FISCAL YEAR                                                         AMOUNT
                                                                            -----------
          1996...........................................................   $   500,000
          1997...........................................................     1,750,000
          1998...........................................................     2,750,000
          1999...........................................................     3,750,000
          2000...........................................................     4,750,000
          Thereafter.....................................................     1,250,000
                                                                            -----------
                                                                            $14,750,000
                                                                            ===========

     Subordinated Notes

     In conjunction with the completion of the IPO and Recapitalization, the Company issued Senior Subordinated Notes totaling $20,000,000 due in 2004. Series A Notes totaling $12,000,000 bear interest at 12.15% per annum payable in cash, with interest payments due quarterly. Series B Notes totaling $8,000,000

                           MARKS BROS. JEWELERS, INC.

(UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED AND AS OF JULY 31, 1996 AND JULY
                                   31, 1995)

14. SUBSEQUENT EVENTS (CONTINUED)
bear interest at 15% per annum increasing 1% per annum beginning May 1, 1998, payable in cash, with interest payment due quarterly. Interest expense was $613,000 for the quarter ended July 31, 1996.

     As of July 31, 1996, January 31, 1996 and July 31, 1995, respectively, the current portion and noncurrent portion of long term debt consisted of the following:

                                                         JULY 31, 1996    JANUARY 31, 1996    JULY 31, 1995
                                                         -------------    ----------------    -------------
                                                                           (IN THOUSANDS)
Current portion of long-term debt
  Term loan, old......................................      $--               $  7,938          $   6,400
  Senior accreting notes..............................                           1,908            --
  Term debt...........................................        1,250            --                 --
                                                            -------            -------           --------
     Total............................................      $ 1,250           $  9,846          $   6,400
                                                            =======            =======           ========
Long-term debt, net of current portion
  Term loan, old......................................      $--               $ 18,662          $  26,600
  Senior accreting notes..............................       --                 47,819             47,176
  Zero coupon notes...................................       --                  5,847              5,626
  Term loan...........................................       13,500            --                 --
  Subordinated debt, old..............................       --                 23,598             22,184
  Subordinated debt...................................       20,000            --                 --
                                                            -------            -------           --------
     Total............................................      $33,500           $ 95,926          $ 101,586
                                                            =======            =======           ========

     Gold Consignment

     During the second quarter of 1996, the Company sold a total of 39,000 troy ounces of gold for approximately $15,300,000 under a gold consignment facility, which provides for the sale of a maximum 39,000 troy ounces or $16,000,000. Under the agreement, the Company agreed to pay consignment fees generally of 250 basis points over the rate set by the bank based on the London Interbank Bullion Rates payable monthly. A commitment fee of .5% per annum on the unused portion of the gold consignment facility is payable monthly. The consignment fees total $136,000 for the quarter ended July 31, 1996 at a weighted average rate of 3.8%.

                                   (4 PHOTOS)

              1st Photo Jewelry                         2nd Photo Whitehall Store
                                                      with customer viewing Jewelry

               3rd Photo Rings                                  4th Photo
                                                            Necklaces & Rings

             ======================================================



     No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholders or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction in which such offer to sell or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS

                          ----------------------------

                                         Page
                                         ----
Prospectus Summary....................      3
Risk Factors..........................      7
The Company...........................     13
Use of Proceeds.......................     14
Dividend Policy.......................     14
Price Range of Common Stock...........     14
Capitalization........................     15
Selected Historical Financial and
  Operating Data......................     16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     18
Business..............................     25
Management............................     35
Certain Transactions..................     41
Summary of Debt Instruments...........     43
Principal and Selling Stockholders....     45
Description of Capital Stock..........     48
Shares Eligible for Future Sale.......     52
Underwriting..........................     53
Special Note Regarding Forward-Looking
  Statements..........................     54
Legal Matters.........................     54
Experts...............................     54
Additional Information................     55
Index to Financial Statements.........    F-1

             ======================================================


             ======================================================



                                2,202,000 SHARES

                           MARKS BROS. JEWELERS LOGO

                                  COMMON STOCK

                           ------------------------

                                  PROSPECTUS


                           ------------------------



                             MONTGOMERY SECURITIES

                            WILLIAM BLAIR & COMPANY


                                November 1, 1996




             ======================================================